Submitted on a confidential basis on July 10, 2013
CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.
Registration No. 333-________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Dynagas LNG Partners LP
(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4400 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)
Dynagas LNG Partners LP 97 Poseidonos Avenue & 2 Foivis Street Glyfada, 16674, Greece 011 30 210 8917 260 (Address and telephone number of Registrant's principal executive offices)		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:
Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$	$

(1)      Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes common units that may be sold pursuant to the underwriters' over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED               , 2013
PRELIMINARY PROSPECTUS

Dynagas LNG Partners LP

Common Units

Representing Limited Partner Interests

$            per common unit

We are selling               of our common units and our Sponsor, Dynagas Holding Ltd., is selling               of our common units. Prior to this offering, there has been no public market for our common units.  We currently estimate that the initial public offering price will be between $         and $        per unit.  We are applying to list our common units on the Nasdaq Global Select Market under the symbol "DLNG."

The underwriters have an option to purchase a maximum of         additional common units from us to cover over-allotments.  The underwriters can exercise this right at any time within 30 days from the date of this prospectus.

We are an "emerging growth company" and we are eligible for reduced reporting requirements. See "Summary – Implications of Being an Emerging Growth Company."

Investing in our common units involves risks.  See "Risk Factors" beginning on page 21.  These risks include the following:

•	We may not be able to pay the minimum quarterly distribution on our common units and subordinated units.

•
Our Initial Fleet consists of only three LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay the minimum quarterly distribution on our common units and subordinated units.

•	We derive all our revenue and cash flow from two charterers and the loss of either of these charterers could cause us to suffer losses or otherwise adversely affect our business.

•	The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

•
Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the loans secured by four of the seven Optional Vessels we have guaranteed through certain of our subsidiaries that own the vessels in our Initial Fleet.  If our Sponsor fails to perform its obligations under the loans that we guarantee, it could materially affect our business.

•
Our Sponsor, our General Partner and their respective affiliates own a controlling interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

•	Unitholders have limited voting rights, and our Partnership Agreement restricts the voting rights of our unitholders that own more than 4.9% of our common units.

•
We are a holding company, and our ability to make cash distributions to our unitholders will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries.

•
There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

•	You will incur immediate and substantial dilution.

•	U.S. tax authorities could treat us as a "passive foreign investment company," which would have adverse U.S. federal income tax consequences to U.S. unitholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Dynagas LNG Partners LP
Per Common Unit	$	$	$
Total	$	$	$

The underwriters expect to deliver the common units to purchasers on or about                    , 2013.

[UNDERWRITERS TO BE INSERTED]

The date of this prospectus is                       , 2013.

Ob River, one of our LNG carriers, traversing the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean that is entirely in Artic waters. In November 2012, the Ob River was the first LNG carrier to complete an LNG shipment via the Northern Sea Route.

Clean Force, one of our LNG carriers.

Table of Contents

PROSPECTUS SUMMARY	1
THE OFFERING	13
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA	17
FORWARD-LOOKING STATEMENTS	20
RISK FACTORS	21
USE OF PROCEEDS	45
CAPITALIZATION	46
DILUTION	47
OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS	48
HOW WE MAKE CASH DISTRIBUTIONS	58
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA	69
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	72
THE INTERNATIONAL LIQUEFIED NATURAL GAS (LNG) SHIPPING INDUSTRY	93
BUSINESS	111
MANAGEMENT	124
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	128
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	129
CONFLICTS OF INTEREST AND FIDUCIARY DUTIES	135
DESCRIPTION OF THE COMMON UNITS	140
THE PARTNERSHIP AGREEMENT	141
UNITS ELIGIBLE FOR FUTURE SALE	153
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	154
UNDERWRITERS	162
SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES	163
INDUSTRY DATA	163
LEGAL MATTERS	163
EXPERTS	163
WHERE YOU CAN FIND ADDITIONAL INFORMATION	163
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	164
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common units or (2) our common units in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

Through and including       , 2013 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.

Unless otherwise indicated, references to "Dynagas LNG Partners," the "Company," "we," "our" and "us" or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP, unless the context otherwise indicates.  Dynagas Operating LP will own, directly or indirectly: (i) a 100% interest in the entities that own the Clean Energy, the Ob River and the Clean Force, or the "Initial Fleet."  All references in this prospectus to us when used in a historical context refer to our predecessor companies and their subsidiaries, which are subsidiaries of our Sponsor that have interests in the vessels in our Initial Fleet, or the "Sponsor Controlled Companies," and when used in the present tense or prospectively refer to us and our subsidiaries, collectively, or individually, as the context may require. Upon the completion of this offering, we will own (i) a 100% limited partner interest in Dynagas Operating LP, (ii) the non-economic general partner interest in Dynagas Operating LP through our 100% ownership of its general partner, Dynagas Operating GP LLC and (iii) 100% of Dynagas Equity Holding Ltd. and its subsidiaries.  References to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries. References in this prospectus to the "Prokopiou Family" are to our Chairman, Mr. George Prokopiou, and certain members of his family. Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to the lawful currency of the United States. We use the term "LNG" to refer to liquefied natural gas and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of our vessels.

Except where we or the context otherwise indicate, the information in this prospectus assumes no exercise of the underwriters' over-allotment option described on the cover page of this prospectus.

Overview

We are a Marshall Islands limited partnership that owns and operates three LNG carriers with an average age of 5.9 years under long-term charters with an average remaining term of 3.8 years as of the date of this prospectus.  We are focused on owning and operating LNG carriers that are employed on long-term charters of three or more years with international energy companies, which provide us with the benefits of stable cash flows and high utilization rates.  We intend to pursue these and other growth opportunities in the LNG shipping industry by leveraging the reputation, expertise and relationships of our management team, our Sponsor, and Dynagas Ltd., our Manager, and other seaborne transportation companies that are beneficially owned by certain members of the Prokopiou Family in identifying attractive vessel acquisition opportunities, maintaining cost-efficient operations and providing reliable seaborne transportation services to international energy companies as part of their LNG logistics chain. In addition, we intend to make further vessel acquisitions from our Sponsor and third parties.

Our Sponsor, through certain of its direct and indirect subsidiaries, including Dynagas Equity Holding Ltd., or the Sponsor Controlled Companies, entered the LNG sector in 2004 by ordering three LNG carriers, the Clean Energy, the Ob River and the Clean Force, from Hyundai Heavy Industries Co. Ltd. of South Korea, or HHI, one of the world's leading shipbuilders of LNG carriers, which were delivered in 2007 and 2008.  We refer to these three LNG carriers throughout this prospectus as our Initial Fleet.  Prior to the completion of this offering, we will acquire from our Sponsor, Dynagas Equity Holding Ltd., a Liberian company that owns the vessels in our Initial Fleet, in exchange for       of our common units and all of our subordinated units.  Our Sponsor also has contracts for the construction of seven LNG carriers with HHI, which are scheduled to be delivered to our Sponsor as follows: three in 2013, two in 2014 and two in 2015.  We refer to these seven newbuilding LNG carriers as the Optional Vessels.  We will receive the right to purchase the Optional Vessels from our Sponsor in exchange for providing guarantees on the loans of our Sponsor, which are secured by the Optional Vessels. See "-Formation Transactions."

Our Initial Fleet

Our Initial Fleet consists of three LNG carriers, of which, the Clean Force and the Ob River have been assigned with Lloyds Register Ice Class notation 1A FS for hull and machinery and are fully winterized, which means that they are designed to call at ice bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius.

The key characteristics of our Initial Fleet include the following:

•
each vessel is what we believe to be optimally sized with a carrying capacity of approximately 150,000 cbm (which is a medium- to large-size class of LNG carrier) that maximizes their operational flexibility as such vessels are compatible with most existing LNG terminals around the world;

•
each vessel is a sister vessel, which are vessels built by the same yard that share (i) a near-identical hull and superstructure layout, (ii) similar displacement, and (iii) roughly comparable features and equipment;

•
each vessel utilizes a membrane containment system which which uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and uses the vessel's hull to directly support the pressure of the LNG cargo (see "The International Liquefied Natural Gas (LNG) Shipping Industry – The LNG Fleet" for a description of the types of LNG containment systems); and

•	each vessel is double-hulled, which is now standard in the LNG industry.

The following table sets forth additional information about our Initial Fleet as of June 30, 2013:

Vessel Name	Shipyard	Year Built	Capacity (cbm)	Ice Class	Flag State	Charterer
Clean Energy	HHI	2007	149,700	No	Marshall Islands	BG Group
Ob River (1)	HHI	2007	149,700	Yes	Marshall Islands	Gazprom
Clean Force	HHI	2008	149,700	Yes	Marshall Islands	BG Group
____________________
(1)   Formerly named Clean Power.

Contract Backlog

Our contract backlog includes commitments represented by signed charters.  As of June 30, 2013, our contract backlog was approximately $323.1 million and was attributable to revenues that we expect to generate from our Initial Fleet.  We calculate our contract backlog by multiplying the contracted daily rate by the minimum expected number of days committed under signed charters, excluding non-exercised options to extend and assuming full utilization for the full term of the charter.  The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below, due to, for example, offhire for maintenance projects, downtime, scheduled or unscheduled drydocking and other factors that result in lower revenues than our average contract backlog per day.

The firm commitments that comprise our contract backlog as of June 30, 2013 were as follows:

Vessel Name	Charterer	Contract Backlog (in millions)	Contract Start Date	Earliest Charter Expiration	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	BG Group	$117.7	February 2012	April 2017	August 2020 (1)
Ob River	Gazprom	$132.7	September 2012	September 2017	May 2018 (2)
Clean Force	BG Group	$72.7	October 2010	September 2016	January 2020 (3)
____________________
(1)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before April 2016.
(2)	Gazprom has the option to extend the duration of the charter by an additional six months until May 2018, on identical terms, upon notice to us before May 2017.
(3)
On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013. BG Group has the option to extend the duration of the charter by an additional three-year term at a further escalated daily rate, which would commence on October 5, 2016, upon notice to us no later than January 5, 2016. The latest expiration date upon exercising of all options is January 2020.

Rights to Purchase Optional Vessels

We have guaranteed two loans of our Sponsor, with outstanding borrowings of an aggregate of $627 million, which are secured by four of the Optional Vessels, the Yenisei River, the Lena River, the Clean Ocean and the Clean Planet.  The guarantees have been provided through certain of our subsidiaries, including the subsidiaries that own the vessels comprising our Initial Fleet.  Our Sponsor has agreed, effective upon the closing of this offering, to pay us an annual fee of        % of the aggregate outstanding loan amounts on a quarterly basis for so long as we guarantee these two secured loans.  In addition, we may in the future provide guarantees for the other loans of our Sponsor, which are secured by the remaining three Optional Vessels prior to their delivery on substantially similar terms and conditions as the guarantees described above.  Failure on behalf of our Sponsor to service its debt requirements and comply with any provisions contained in these secured loans, including paying scheduled installments and complying with certain covenants, may lead to a default under these secured loan agreements.  If a default occurs under these loan agreements, the lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. In this case, if we or our Sponsor are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, the lenders may, among other things, foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would likely impair our ability to continue our operations.

In exchange for providing these guarantees, we will also receive the right to purchase the Optional Vessels from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement, which we intend to enter into with our Sponsor and our General Partner prior to the closing of this offering.  These purchase rights will expire twelve months following the respective delivery of each Optional Vessel from the shipyard. If we are unable to agree with our Sponsor on the purchase price of any of the Optional Vessels, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we will have the right, but not the obligation, to purchase each vessel at such price.  The independent appraiser will be mutually appointed by our Sponsor and a committee comprised of our independent directors. Please see "Certain Relationships and Related Party Transactions – Agreements Governing the Transactions – Omnibus Agreement – Rights to Purchase Optional Vessels" for information on how the purchase price is calculated.

The purchase price of the Optional Vessels, as finally determined by an independent appraiser, may be an amount that is greater than what we are able or willing to pay or we may be unwilling to proceed to purchase such vessel if such acquisition would not be in our best interests.  We will not be obligated to purchase the vessels at the determined price and, accordingly we may not complete the purchase of the vessels, which may have an adverse effect on our expected plans for growth.

The Optional Vessels

The Optional Vessels consist of seven fully winterized newbuilding LNG carriers, each assigned with  Lloyds Register Ice Class notation 1A FS designation, or its equivalent, for hull and machinery, which are scheduled to be delivered to our Sponsor, as follows: three in 2013, two in 2014 and two in 2015.  The three vessels with expected deliveries in 2013 are sister-vessels, each with a carrying capacity of 155,000 cbm and the four remaining vessels with expected deliveries in 2014 and 2015 are sister-vessels, each with carrying capacity of 162,000 cbm.  Our Sponsor has structured the delivery dates of the newbuilding LNG carriers to facilitate a smooth integration of the vessels into its fleet, contributing to its annual growth through 2015.

The Optional Vessels are compatible with a wide range of LNG terminals, providing charterers with the flexibility to trade the vessels worldwide. Each vessel has a membrane containment system, which uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and uses the vessel's hull to directly support the pressure of the LNG cargo.  The compact and efficient utilization of the hull structure reduces the required principal dimensions of the vessel compared to earlier LNG designs and results in higher fuel efficiency and smaller quantities of LNG required for cooling down vessels' tanks, which has resulted in the membrane system being the most widely used containment system within the current LNG fleet.  This system is used in 248 vessels, or 69%, of the current fleet, and 99 of the 108 LNG carriers currently on order are scheduled to be contracted with the membrane containment system. In addition, the Optional Vessels will be equipped with a tri-fuel diesel electric propulsion system for increased fuel efficiency.

The following table provides certain information about the Optional Vessels.

Vessel Name	Shipyard	Expected Built	Capacity Cbm	Ice Class	Sister Vessels	Charter Commencement	Charterer	Earliest Charter Expiration	Latest Charter Expiration
Yenisei River	HHI	Q3-2013	155,000	Yes	B	Q3 2013	Gazprom	Q3 2018	Q3 2018
Lena River	HHI	Q4-2013	155,000	Yes	B	Q4 2013	Gazprom	Q4 2018	Q4 2018
Arctic Aurora	HHI	Q3-2013	155,000	Yes	B	Q3 2013	Statoil	Q3 2018	Revolving Options (1)
Clean Ocean	HHI	Q1-2014	162,000	Yes	C	Q2 2015	Cheniere	Q2 2020	Q3 2022
Clean Planet	HHI	Q3-2014	162,000	Yes	C
Hull 2566	HHI	Q1-2015	162,000	Yes	C
Hull 2567	HHI	Q2-2015	162,000	Yes	C
____________________

(1) Statoil has consecutive revolving one-year renewal options following the initial five year period.

Our Sponsor and certain members of the Prokopiou Family

One of our principal strengths is our relationship with our Sponsor, our Manager and certain members of the Prokopiou Family, which provide us access to their long-standing relationships with major energy companies and shipbuilders. While our Sponsor intends to utilize us as its primary growth vehicle to pursue the acquisition of LNG carriers employed on long-term charters that provide stable cash flows, we can provide no assurance that we will realize any benefits from our relationship with the Prokopiou Family. Our Sponsor, our Manager and other companies controlled by certain members of the Prokopiou Family are not prohibited from competing with us pursuant to the terms of the Omnibus Agreement which we will  enter into with our Sponsor and our General Partner prior to the closing of this offering. Our General Partner, which is wholly-owned by our Sponsor, will own  100% of the general partner units, representing a 0.1% general partnership interest in us, or the General Partner Units, and 100% of our incentive distribution rights upon the closing of this offering.

Our founder and Chairman, Mr. George Prokopiou, started his career in shipping in 1974.  Mr. Prokopiou, through entities he founded, has owned or operated in excess of 250 vessels and founded Dynacom Tankers Management Ltd., or Dynacom Tankers Management, a Liberian company engaged in the management and operation of crude oil tankers and refined petroleum product tankers, and Sea Traders S.A., or Sea Traders, a Panamanian company that manages and operates drybulk carriers and container vessels.  Dynacom Tankers Management is a company engaged primarily in the management and operation of 53 tanker vessels.  Sea Traders is a company engaged primarily in the management and operation of 26 dry bulk carriers.

Positive Industry Fundamentals

We believe that the following factors collectively present positive industry fundamental prospects for us to execute our business plan and grow our business:

Natural gas and LNG are vital and growing components of global energy sources.  According to Drewry Consultants, Ltd., or Drewry, an independent consulting and research company, global demand for LNG is forecasted to increase by approximately 146 million tonnes (7 trillion cubic feet) by 2018, representing a compound annual growth rate, or CAGR, of 6%. Natural gas accounted for 24% of the world's primary energy consumption in 2012, which is expected to increase to 25% in 2013. Over the last two decades, natural gas has been one of the world's fastest growing energy sources, increasing at twice the rate of oil consumption over the same period. We believe that LNG, which accounted for 32% of overall cross-border trade of natural gas in 2012, will continue to increase its share in the mid-term future. A cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade. As more emphasis is placed on reducing carbon emissions, Organization for Economic Cooperation and Development, or OECD, nations have come to consider natural gas as a way of reducing their environmental footprint, particularly for electricity where natural gas-fired facilities have been gradually replacing oil, coal and older natural gas-fired plants. More recently, China has indicated a strong desire to address air quality issues that have arisen following a rapid expansion in the use of coal fired power plants. Gas-fired electricity generation is expected to feature prominently in their efforts to address environmental issues. Natural gas is a clean-burning fuel which produces less carbon dioxide and other pollutants and particles per unit of energy produced than coal, fuel oil and other common hydrocarbon fuel sources. Because of the cost and environmental advantages of natural gas relative to other energy sources, such as nuclear power, together with the increased availability of natural gas, we believe that demand for natural gas, and LNG in particular, will continue to grow in the future.

Demand for LNG shipping is experiencing significant growth.  The growing distances between the location of natural gas reserves and the nations that consume natural gas have caused an increase in the percentage of natural gas traded between countries. This has resulted in an increase in the portion of natural gas that is being transported in the form of LNG, which provides greater flexibility and generally lowers capital costs of shipping natural gas in the form of LNG, as well as reduces the environmental impact compared to transportation by pipeline. Increases in planned capacity of liquefaction and regasification terminals are anticipated to increase export capacity significantly, requiring additional LNG carriers to facilitate transportation activity. According to Drewry based on the current projections of liquefaction  terminals that are planned or under construction, liquefaction capacity is expected to increase by approximately 20% by 2016. Approximately one million tonnes of LNG export capacity creates demand for approximately one to two LNG carriers with carrying capacity of 160,000 to 165,000 cbm each. As of April 2013, global liquefaction capacity was 285.03 million tones, and an additional 69.2 million tonnes of additional liquefaction capacity is under construction and scheduled to be available by the end of 2016.

A limited newbuilding orderbook and high barriers to entry should restrict the supply of new LNG carriers. According to Drewry, the current orderbook of LNG carriers represents 33% of current LNG carrier fleet carrying capacity.  As of April 2013, 108 LNG carriers, with an aggregate carrying capacity of 17.7 million cbm, were on order for delivery for the period between 2013 to 2016, while the existing fleet consisted of 358 vessels with an aggregate capacity of 53.1 million cbm.   We  believe that there are significant barriers to entry in the LNG shipping sector due to large capital requirements, limited availability of qualified vessel personnel, and the need for a high degree of technical management required for LNG vessels. The industry is also known to have a demanding customer base that requires strict quality operating standards. Finally, we believe that the limited construction capacity at high-quality shipyards and the long lead-time required for the construction of LNG carriers will restrict additional supply of new LNG carriers in the near-term.

Stringent customer certification standards favor established, high-quality operators.  Major energy companies have developed stringent operational, safety and financial standards that LNG operators generally are required to meet in order to qualify for employment in their programs. Based on our Manager's track record and long established operational standards, we believe that these rigorous and comprehensive certification standards will be a barrier to entry for less qualified and less experienced vessel operators and will provide us with an opportunity to establish relationships with new customers.

Increasing ownership of the global LNG carrier fleet by independent owners. Independent owners have a greater share of the global LNG carrier fleet.  According to Drewry as of April 2013, 63% of the LNG fleet was owned by independent shipping companies, 21% was owned by LNG producers, and 8% was owned by energy majors and end-users, respectively.  We believe that private and state-owned energy companies will continue to seek high-quality independent owners, such as ourselves, for their growing LNG shipping needs in the future, driven in part by large capital requirements, and level of expertise necessary, to own and operate LNG vessels.

For more details about the LNG industry, please see "The International Liquefied Natural Gas (LNG) Shipping Industry."

We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to capitalize on these opportunities. See  "Risk Factors" and "The International Liquefied Natural Gas (LNG) Shipping Industry."

Distinguishing Features and Strategies

We combine a number of features that we believe distinguish us from other LNG shipping companies.

Management

Broad based Sponsor experience. Under the leadership of Mr. George Prokopiou, our Chairman, we, including through our Manager, have developed an extensive network of relationships with major energy companies, leading LNG shipyards, and other key participants throughout the shipping industry. We believe that the strong relationships that we, our Sponsor and our Manager developed with shipping industry participants, including chartering brokers, shipbuilders and financial institutions, should provide us with profitable vessel acquisition and employment opportunities in the LNG sector, as well as access to financing that we will need to grow our Company. Since entering the shipping business in 1974, Mr. Prokopiou, through entities he founded, has owned or operated in excess of 250 vessels and has founded and controlled various companies, including Dynacom Tankers Management, Sea Traders and our Manager.

Strong management experience in the LNG shipping sector. Our management and board members have managed and operated LNG carriers since 2007, and we believe that we have acquired significant experience in the operation and ownership of LNG carriers. Our senior executives have an average of 25 years of shipping experience, including experience in the LNG sector. Furthermore, one of the vessels in our Initial Fleet, the Ob River, while operated by our Manager, became the world's first LNG carrier to complete an LNG shipment via the Northern Sea Route, that is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, which demonstrated its extensive ice class capabilities. During this voyage, it achieved a significant reduction in navigation time and generated significant cost savings for its charterer, Gazprom. We believe this operational expertise, together with our reputation and track record in LNG shipping, positions us favorably to capture additional commercial opportunities in the LNG industry.

Cost-competitive and efficient operations.  Our Manager will provide the technical and commercial management of our Initial Fleet and any other vessels we may acquire in the future. We believe that our Manager, through comprehensive preventive maintenance programs and by retaining and training qualified crew members, will be able to manage our vessels efficiently, safely and at a competitive cost.

Fleet

Modern, versatile and high specification fleet. We believe that our vessels will offer attractive characteristics that should provide us with a competitive advantage in securing future charters with customers and enhance our vessels' earnings potential. The specifications of our Initial Fleet allow compatibility with a wide variety of LNG terminals, giving charterers flexibility to trade our vessels worldwide. The Clean Force, the Ob River and all of the Optional Vessels have been assigned with Lloyds Register's Ice Class notation 1A FS, or its equivalent, for hull and machinery and are fully winterized, which means that they are designed to call at ice bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. We believe that these specifications enhance our trading capabilities and future employment opportunities. Furthermore, each of the Optional Vessels is being constructed with an efficient tri-fuel diesel electric propulsion system, which will significantly reduce both fuel costs and emissions.

Sister vessel efficiencies.  The seven Optional Vessels consist of two series of identical sister vessels, while our Initial Fleet of three LNG carriers are also sister vessels, which we believe will enable us to benefit from more chartering opportunities, economies of scale and operating and cost efficiencies in ship construction, crew training, crew rotation and shared spare parts. We believe that more chartering opportunities will be available to us because many charterers prefer sister vessels due to their interchangeability and easy cargo scheduling associated with the use of sister vessels.

Built-in fleet growth.  We will have the right but not the obligation to purchase the Optional Vessels from our Sponsor.  We believe that the staggered delivery dates of the seven Optional Vessels may facilitate a smooth integration of these vessels into our fleet, contributing to our annual growth through 2015 assuming we purchase and take delivery of these vessels. In addition, we will have the right but not the obligation to acquire from our Sponsor any LNG carrier it owns and employs under a charter with an initial term of four or more years.

Commercial

Capitalize on growing demand for LNG shipping. We will have the right but not the obligation to purchase from our Sponsor each of the seven Optional Vessels at any time up to twelve months following their respective deliveries from the shipyard which are scheduled to be delivered between 2013 and 2015, and the right to purchase any LNG carrier acquired or employed under a charter with an initial term of four or more years by our Sponsor. We plan to acquire additional LNG carriers over the next few years in an effort to grow our cash available for distributions. We believe our Sponsor's and our Manager's industry reputation and relationships position us well to further expand our fleet to meet the growing demand for LNG shipping. We intend to leverage the  relationships that we, our Sponsor and our Manager have with a number of major energy companies beyond our current customer base and explore relationships with other leading energy companies, with an aim to supporting their growth programs.

Pursue a multi-year chartering strategy. We currently focus on, and have entered into, multi-year time charter contracts with international energy companies, which provide us with the benefits of stable cash flows and high utilization rates. All of the vessels in our Initial Fleet are currently time chartered on multi-year contracts, which should result in 100% of our calendar days being under charter coverage in 2013, 2014 and in 2015 and as of June 30, 2013, are expected to provide us with total contracted revenue in excess of $323.1 million, excluding options to extend and assuming full utilization for the full term of the charter. On January 2, 2013, BG Group exercised its option to extend the duration of the time charter of Clean Force by an additional three-year term at an escalated daily rate. BG Group has an additional option to extend the duration of the charter for by another three year term at a further escalated daily rate.

Strengthen relationships with customers. We, our Sponsor and our Manager have, over time, established relationships with several major LNG industry participants. The vessels in our Initial Fleet have, in the past, been chartered to numerous major international energy companies and conglomerates, in addition to our current charterers, BG Group and Gazprom. We expect that BG Group and Gazprom will further expand their LNG operations, and that their demand for additional LNG shipping capacity will also increase. While we cannot guarantee that BG Group and Gazprom will further expand their LNG operations or that they will use our services, we believe we are well positioned to support them in executing their growth plans if their demand for LNG carriers and services increases in the future. We intend to continue to adhere to the highest standards with regard to reliability, safety and operational excellence.

Financial

Make cash distributions to our unitholders and pay down debt. We intend to declare and pay minimum quarterly distributions of  $          per unit, or $          per unit on an annualized basis. Our multi-year time charters with BG Group and Gazprom for the three vessels in our Initial Fleet vary in duration, with an average remaining term of approximately 4 years. We believe that the relatively predictable revenues from these contracts will provide sufficient cash flow to make cash distributions after establishment of cash reserves and payment of fees and expenses, including payments to our General Partner. In addition to making cash distributions, we intend to concurrently repay principal on our debt, which we believe will increase vessel equity, leading to a two-fold value creation opportunity for our unitholders. Currently, the loan facilities secured by the vessels in our Initial Fleet would restrict our ability to declare and make distributions to our unitholders.  We intend to enter into negotiations with the lenders to amend these secured loan facilities prior to the closing of this offering to, among other things, permit distributions to our unitholders and the other transactions contemplated herein.

Demonstrated access to financing. Our Sponsor funded the construction of the Optional Vessels through debt financing as well as equity provided by entities owned and controlled by certain members of the Prokopiou Family. Should we exercise our right to purchase any of the seven Optional Vessels, our Sponsor would cause the amendment and novation of the loan agreements which are secured by these vessels. We believe that being able to access financing will improve our ability to capture future market opportunities and make further acquisitions, which we expect will increase the minimum quarterly distribution to our unitholders. In addition, upon the completion of this offering, our Sponsor has agreed to provide us with a $30.0 million revolving credit facility to be used for general corporate purposes, including working capital. This revolving credit facility will have a term of five years and will bear interest at LIBOR plus a margin of 3.0%. This credit facility will have customary financial and other covenants and provisions relating to events of default. As of December 31, 2012 and 2011, we were in breach of certain liquidity and restrictive covenants relating to our loan agreements, which constitute events of default and may result in our lenders requiring immediate repayment of the loans or foreclosing their liens on the vessels securing these loans.  As of the date of this prospectus, none of our lenders have declared an event of default under the loan agreements, nor have they exercised any remedy afforded to them under our loan agreements as a result of such events of default.  Prior to the closing of this offering, we intend to enter into negotiations with our lenders to amend these facilities and, where applicable, obtain waivers. However, we believe that our lenders will not demand payment of the loans before their maturity, provided that we pay scheduled loan installments and interest as they fall due under the existing credit facilities. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, with respect to the aforementioned non-compliances, or that we will be able to refinance or restructure any such indebtedness. If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate the indebtedness under the relevant credit facilities. Upon completion of this offering and the related transactions, we plan to fund the loan interest and scheduled loan repayments with cash expected to be generated from operations.  Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Our Borrowing Activities."

We can provide no assurance that we will be able to successfully implement the business strategies described above.  Please see "Risk Factors" and "The International Liquefied Natural Gas (LNG) Shipping Industry."

Formation Transactions

We were formed on May 30, 2013 as a Marshall Islands limited partnership to own, operate and acquire LNG carriers initially employed on charters of three or more years. Prior to the closing of the offering, we will own (i) a 100% limited partner interest in Dynagas Operating LP, (ii) the non-economic general partner interest in Dynagas Operating LP through our 100% ownership of its general partner, Dynagas Operating GP LLC and (iii) 100% of Dynagas Equity Holding Ltd. and its subsidiaries, which are the Sponsor Controlled Companies that own directly and indirectly the three vessels comprising our Initial Fleet.

In addition, at or prior to the closing of this offering, the following transactions will occur:

•	we will issue to our Sponsor common units and all of our subordinated units, representing a 99.9% limited partner interest in us;

•
we will issue to our General Partner, a company owned and controlled by our Sponsor, General Partner Units representing a 0.1% General Partner interest in us and all of our incentive distribution rights, which will entitle our General Partner to increasing percentages of the cash we distribute in excess of $           per unit per quarter;

•	we will sell common units to the public in this offering, representing a % limited partner interest in us;

•	our Sponsor will sell common units to the public in this offering, representing a % limited partner interest in us; and

•	we will use the proceeds from this offering to repay $ million of outstanding borrowings under certain of our credit facilities, and for general corporate purposes, including working capital.

In addition, at or prior to the closing of this offering:

•
our Sponsor and its lenders will amend and novate to us certain of our Sponsor's credit facilities which will not prohibit (i) our acquisition of the Initial Fleet (ii) the payment of distributions to our unitholders, and (iii) the completion of the other transactions contemplated herein; and

•	we will enter into an Omnibus Agreement with our Sponsor and our General Partner, governing, among other things:

•	to what extent we and our Sponsor may compete with each other;

•	our options to purchase from our Sponsor the Optional Vessels within twelve months after their respective deliveries from the shipyard;

•
certain rights of first offer on LNG carriers operating under charters with an initial term of four or more years as described under "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement"; and

•	our Sponsor's provision of certain indemnities to us.

Our Corporate Structure

Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 30, 2013, as a wholly-owned subsidiary of Dynagas Holding Ltd., our Sponsor. Upon the closing of this offering and the completion of the Formation Transactions described above, our Sponsor will own            % of our outstanding common units and approximately all of our outstanding subordinated units, assuming our underwriters do not exercise their over-allotment option.

Dynagas Operating LP owns a 100% interest in the Clean Energy, the Ob River and the Clean Force through intermediate holding companies.

The following diagram provides a summary of our corporate and ownership structure after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option.

Vessel Management

Dynagas Ltd., our Manager provides us with commercial and technical management services for our vessels and certain corporate governance and administrative services, pursuant to three identical agreements with our three wholly-owned vessel owning subsidiaries, or the Management Agreements. Our Manager is wholly-owned by Mr. George Prokopiou and has been providing these services for the vessels in our Initial Fleet for over eight years.  In addition, our Manager performs the commercial and technical management of each of the Optional Vessels, which also includes the supervision of the construction of these vessels. Through our Manager, we will have a longer presence in LNG shipping than many other independent owners of LNG carriers currently in the industry, and during that time our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We pay our Manager a technical management fee of $2,500 per day for each vessel, pro-rated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic drydocking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus or other income from the employment of our vessels, for providing the relevant vessel owning subsidiaries with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others.

Under the Management Agreements, our Manager also provides us with certain administrative and support services.

Under the terms of the Management Agreements, we may terminate the Management Agreements only under certain specific circumstances, such as, (i) a breach of contract by our Manager or (ii) following a change of control in us. If we terminate our Manager as a result of a change of control in us then we will have to pay our Manager a termination penalty.   The Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten business days from receipt of invoices, (ii) upon a change of control of our vessel owning subsidiaries or us, (iii) upon a sale or total loss of a vessel (with respect to that vessel) or (iv) if we file for bankruptcy.

We expect to pay an aggregate of approximately $2.8 million in connection with the management of our Initial Fleet under the Management Agreements for the twelve months ending September 30, 2014.

In addition to such fees, we expect to pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties in accordance with the Management Agreements.

The initial term of the Management Agreements with our Manager will expire on December 31, 2020, and will renew automatically for successive eight-year terms thereafter unless earlier terminated. The technical management fee of $2,500 per day for each vessel is fixed until December 31, 2013 and will thereafter increase annually by 3%, subject to further annual increases to reflect  material unforeseen cost increases and a performance incentive fee at our discretion.

Pursuant to the terms of the Management Agreements, liability of our Manager to us is limited to instances of gross negligence or willful misconduct on the part of our Manager. Further, we are required to indemnify our Manager for liabilities incurred by our Manager in performance of the Management Agreements and, except in instances of gross negligence or willful misconduct on the part of our Manager.

Additional LNG carriers that we acquire in the future may be managed by our Manager or other unaffiliated management companies.

Implications of Being an Emerging Growth Company

We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•
the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for our initial public offering;

•
exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting, for so long as a company qualifies as an "emerging growth company";

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor's report in which the auditor would be required to provide additional information about the audit and our financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in "total annual gross revenues" during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide to our unitholders may be different from information provided by other public companies.

Summary of Conflicts of Interest and Fiduciary Duties

Our General Partner and our directors will have a legal duty to manage us in a manner beneficial to our unitholders, subject to the limitations described under "Conflicts of Interest and Fiduciary Duties." This legal duty is commonly referred to as a "fiduciary duty." Our directors also will have fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and our Sponsor and its affiliates, including our General Partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. In particular:

•
certain of our directors and officers may also serve as officers of our Sponsor or its affiliates and as such will have fiduciary duties to our Sponsor or its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor or its affiliates or which otherwise are not in the best interests of us or our unitholders;

•
our Partnership Agreement permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our General Partner, which entitles our General Partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder; when acting in its individual capacity, our General Partner may act without any fiduciary obligation to us or the unitholders whatsoever;

•
our Sponsor and its affiliates may compete with us, subject to the restrictions contained in the Omnibus Agreement, which we will enter into with our Sponsor and our General Partner, and could own and operate LNG carriers under long-term charters that may compete with our vessels, including charters with an initial term of four or more years if we do not acquire such vessels when they are offered to us pursuant to the terms and conditions of the Omnibus Agreement;

•
any agreement between us, on the one hand, and our General Partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our General Partner and its affiliates in our favor;

•
borrowings by us and our affiliates may constitute a breach of any duty owed by our General Partner or our directors to our unitholders, including borrowings that have the purpose or effect of: (i) enabling our General Partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights or (ii) hastening the expiration of the subordination period;

•
our General Partner, as the holder of the incentive distribution rights, will have the right to reset the minimum quarterly distribution and the cash target distribution levels, upon which the incentive distributions payable to our General Partner would be based without the approval of unitholders or the conflicts committee of our board of directors at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters, and in connection with such resetting and the corresponding relinquishment by our General Partner of incentive distribution payments based on the cash target distribution levels prior to the reset, our General Partner would be entitled to receive a number of newly issued common units and General Partner Units based on a predetermined formula described under "How We Make Cash Distributions — General Partner's Right to Reset Incentive Distribution Levels"; and

•
in connection with this offering, we will enter into agreements, and may enter into additional agreements, with our General Partner and our Sponsor and certain of its subsidiaries, relating to the purchase of additional vessels, the provision of certain services to us by our Manager and its affiliates and other matters. In the performance of their obligations under these agreements, our Sponsor and its subsidiaries, other than our General Partner, are not held to a fiduciary duty standard of care to us, our General Partner or our limited partners, but rather to the standard of care specified in these agreements.

For a more detailed description of our management structure, please read "Management—Directors and Senior Management" and "Certain Relationships and Related Party Transactions."

Although a majority of our directors will over time be elected by our common unitholders, our General Partner will have influence on decisions made by our board of directors. Our board of directors will have a conflicts committee composed of independent directors. Our board of directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between our Sponsor and its affiliates, including our General Partner, on the one hand, and us and our unaffiliated limited partners, on the other. There can be no assurance that a conflict of interest will be resolved in favor of us.

Company Information

The address of our principal executive offices is 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674 Greece. Our telephone number at that address is 011 30 210 89 17 260. After the completion of this offering, we will maintain a website at is www.dynagaspartners.com. Information contained on our website does not constitute part of this prospectus.

We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands, Republic of Liberia and the Island of Nevis.

THE OFFERING

Common units offered to the public by us	common units. common units if the underwriters exercise their over-allotment option in full.
Common units offered to the public by the Sponsor	common units.
Common units and subordinated units outstanding immediately after this offering	common units and subordinated units, representing a % and % limited partner interest in us, respectively. common units if the underwriters exercise their over-allotment option in full.
Over-allotment option
We will grant the underwriters a 30-day option to purchase up to          additional common units to cover over-allotments, if any. The exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution.

Sponsor
Dynagas Holding Ltd., our Sponsor, owned 100% of our common and subordinated units as of the date of this prospectus. Following the completion of this offering, our Sponsor will own approximately          % of our outstanding common units and 100% of our outstanding subordinated units.

Use of proceeds from sale of common units offered to the public by us
We expect to receive net proceeds of approximately $         million from the sale of          common units offered by this prospectus, assuming an initial public offering price of $         per common unit, which is the mid-point of the price range set forth on the cover of this prospectus and after deducting estimated underwriting discounts and commissions and structuring fees and paying estimated offering expenses. We intend to use the net proceeds from this offering as follows:

•     Approximately $         million to repay outstanding indebtedness under our
       loan agreements, which bears interest at          %,          % and          %, and
       are due in          ,           and          respectively; and

•     Approximately $         million for general corporate purposes, including working
       capital.  See "Use of Proceeds."

Use of proceeds from sale of common units offered to the public by our Sponsor
Our Sponsor will receive $   million in net proceeds from the sale of common units offered by this prospectus to the public and we will not receive any proceeds from the sale of these common units. See "Use of Proceeds."

Cash distributions
Following this offering, we intend to make minimum quarterly distributions of $      per unit, or $       per unit on an annualized basis to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our General Partner. In general, we will pay any cash distributions we make each quarter in the following manner:

•      first, 99.9% to the holders of common units and 0.1% to our General Partner, until each common unit has received a minimum quarterly distribution of $    plus any arrearages from prior quarters;

•      second, 99.9% to the holders of subordinated units and 0.1% to our General Partner, until each subordinated unit has received a minimum quarterly distribution of $          ; and

•      third, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until each unit has received an aggregate distribution of $       .

Within 45 days after the end of each fiscal quarter (beginning with the quarter ending           , 2013), we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through           , 2013 based on the actual length of the period. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions."

If cash distributions to our unitholders exceed $    per unit in a quarter, holders of our incentive distribution rights (initially, our General Partner) will receive increasing percentages, up to 49.9%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." We must distribute all of our cash on hand at the end of each quarter, less, among other things, reserves established by our board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as "available cash," which is defined in our Partnership Agreement attached hereto as Appendix A. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

We believe, based on the estimates contained in and the assumptions listed under "Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution," that we will have sufficient cash available for distribution to enable us to pay the minimum quarterly distribution of $       on all of our common and subordinated units for each quarter through September 30, 2014. However, unanticipated events may occur which could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

See "Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution."

Subordinated units
Our Sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $     per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end on the first business day after we have earned and paid in the applicable period at least $       (the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit and the corresponding distribution on the General Partner's 0.1% interest for any three consecutive four-quarter periods ending on or after           .  For purposes of determining whether the subordination period will end, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period. If the subordination period ends as a result of us having met the tests described above, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. The subordination period will also end upon the removal of our General Partner other than for cause if the units held by our General Partner and its affiliates are not voted in favor of such removal. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis and the common units will no longer be entitled to arrearages.

General Partner's right to reset the target distribution levels
Our General Partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (49.9%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. If our General Partner transfers all or a portion of the incentive distribution rights it holds in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election by our General Partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (we refer to such amount as the "reset minimum quarterly distribution amount"), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as our current target distribution levels.

In connection with resetting these target distribution levels, our General Partner will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. See "How We Make Cash Distributions — General Partner's Right to Reset Incentive Distribution Levels."

Issuance of additional units
We can issue an unlimited number of additional units, including units that are senior to the common units in rights of distribution, liquidation and voting, on the terms and conditions determined by our board of directors, without the consent of our unitholders.

See "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Securities."

Board of Directors
Upon the closing of this offering, our board of directors will consist of five members appointed by our General Partner. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting.  Our General Partner has the right to appoint two of the five members of our board of directors who will serve as directors for terms determined by our General Partner. At our first annual meeting in 2014, the common unitholders will elect three of our directors. The three directors will be nominated by our General Partner. The three directors elected by our common unitholders at our 2014 annual meeting will be divided into three classes to be elected by our common unitholders annually on a staggered basis to serve for three-year terms. Initially, the majority of our directors will be non-United States citizens or residents.  Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least     % of the outstanding common units. See "Management—Management of Dynagas LNG Partners LP."

Voting Rights
Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

You will have no right to elect our General Partner on an annual or other continuing basis. Our General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any common and subordinated units owned by our General Partner and its affiliates, voting together as a single class. Upon consummation of this offering, our Sponsor will own      % of our common units and all of our subordinated units, representing    % of the outstanding common and subordinated units. If the underwriters' over-allotment option is exercised in full, our Sponsor will own          of our common units and all of our subordinated units, representing    % of the outstanding common and subordinated units. As a result, you will initially be unable to remove our General Partner without its consent because our Sponsor will own sufficient units upon completion of this offering to be able to prevent the General Partner's removal.

See "The Partnership Agreement—Voting Rights."

Limited call right
If at any time our Sponsor and its affiliates own more than 80% of the outstanding common units, our Sponsor has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our Sponsor is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

Material Federal Income Tax Considerations
Although we are organized as a partnership, we have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, all or a portion of the distributions you receive from us will constitute dividends for such purposes. The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2016, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be approximately 70% of the total cash distributions received during that period. See "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions" for the basis for this estimate. For a discussion of material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, see "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders" and for a discussion of material income tax consequences that may be relevant to prospective unitholders who are non-U.S. citizens or residents, see "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders." Please also see "Risk Factors—Tax Risks."

Exchange listing	We are applying to have our common units approved for listing on the Nasdaq Global Select Market under the symbol "DLNG."
Risk factors
Investing in our common units involves substantial risks. You should carefully consider all the information in this prospectus prior to investing in our common units. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 21.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

We were formed on May 30, 2013 by our Sponsor as a new LNG carrier subsidiary focused on owning and operating LNG carriers that are employed on long-term charters of three or more years with international energy companies.  Prior to the completion of this offering, we will complete a series of formation transactions that are described in the section of the prospectus entitled "Summary—Formation Transactions", including the acquisition of certain subsidiaries of our Sponsor that have interests in the LNG carriers in our Initial Fleet, or the Sponsor Controlled Companies.  Upon the closing of the offering, our business will be a direct continuation of the Sponsor Controlled Companies. We do not intend to engage in any business or other activities prior to the closing of the offering, except in connection with our formation. The Sponsor Controlled Companies are limited to entities that are under the control of our Sponsor and its affiliates, and, as such, this acquisition was accounted for as a transaction between entities under common control.  As a result, the financial statements of the Sponsor Controlled Companies along with us from May 30, 2013 (the date of our inception) have been presented using combined historical carrying costs of the assets and liabilities of the Sponsor Controlled Companies, and present the consolidated financial position and results of operations as if Dynagas Partners and the Sponsor Controlled Companies were consolidated for all periods presented.

The following table summarizes our summary historical consolidated financial and other operating data at the dates and for the periods indicated.  The summary  historical consolidated financial data in the table as of December 31, 2012 and 2011 and for the years then ended is derived from our audited consolidated financial statements for 2012 and 2011 included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. The following financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of our Sponsor in the periods for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2012	2011
Income Statement Data:	(In thousands of Dollars)
Voyage revenues	$77,498	$52,547
Voyage expenses (1)	(3,468)	(1,353)
Vessel operating expenses	(15,722)	(11,350)
General and administrative expenses	(278)	(54)
Management fees	(2,638)	(2,529)
Depreciation	(13,616)	(13,579)
Dry-docking and special survey costs	(2,109)	-
Operating income	39,667	23,682
Interest income	1	4
Interest and finance costs	(9,576)	(3,977)
Loss on derivative financial instruments	(196)	(824)
Other, net	(60)	(65)
Net Income	$29,836	$18,820
Earnings per unit, basic and diluted	[ ]	[ ]
Weighted average number of units, basic and diluted	[ ]	[ ]

Balance Sheet Data:
Total current assets	$8,981	$3,453
Vessels, net	466,754	480,370
Total assets	476,275	484,363
Total current liabilities	398,434	439,024
Total Long Term Debt and stockholders' loan, including current portion	380,715	402,189
Total partners' equity	75,175	45,339
Cash Flow Data:
Net cash provided by operating activities	$27,902	$28,974
Net cash used in financing activities	(27,902)	(28,974)
Fleet Data:
Number of vessels at the end of the year	3	3
Average number of vessels in operation (2)	3	3
Average age of vessels in operation at end of period (years)	5.4	4.4
Available days (3)	1,056	1,095
Time Charter Equivalent (6)	70.10	46.75
Fleet utilization (4)	96,2%	100%
Other Financial Data:
Adjusted EBITDA (5)	53,223	37,196

____________________
(1)	Voyage expenses include commissions of 1.25% paid to our Manager.

(2)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)
Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, or drydockings.

(4)
We calculate fleet utilization by dividing the number of our Available days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

(5)
Adjusted EBITDA is defined as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. We believe that Adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Adjusted EBITDA to net income (loss) and net cash provided by operating activities, the most directly comparable U.S. GAAP financial measures, for the periods presented:

	Year Ended December 31,
	2012	2011
Reconciliation to Net Income	(In thousands of Dollars)
Net Income	$29,836	$18,820

Net interest expense (including loss from derivative instruments)	9,771	4,797
Depreciation	13,616	13,579
Adjusted EBITDA	53,223	37,196

	Year Ended December 31,
	2012	2011
Reconciliation to net cash provided by operating activities:	(In thousands of Dollars)
Net cash provided by operating activities	$27,902	$28,974
Interest Income	(1)	(4)
Interest and finance costs (including loss from derivative instruments)	9,772	4,801
Amortization and write-off of deferred financing fees	(590)	(100)
Deferred revenue	(2,666)	-
Change in fair value of derivative financial instruments	5,692	11,256
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(126)	322
Decrease (increase) in prepayments and other assets	(184)	(245)
Increase (decrease) in due to related party	18,597	(6,567)
Increase (decrease) in trade payables	(3,804)	(307)
Increase (decrease) in accrued liabilities and other payables	701	44
Increase (decrease) in unearned revenue	(2,070)	(978)
Adjusted EBITDA	$53,223	$37,196

(6)
Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all, of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the years presented (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and Available days):

	Year Ended December 31,
	2012	2011

Voyage revenues	$77,498	$52,547
Voyage expenses	(3,468)	(1,353)
Time charter equivalent revenues	74,030	51,194
Total Available days	1,056	1,095
Time charter equivalent (TCE) rate	70,104	46,753

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus which are not historical facts (including our financial forecast and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue" or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	statements about LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of our ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage our Sponsor's and our Manager's relationships and reputation in the shipping industry;

•	our ability to purchase vessels from our Sponsor in the future, including the seven newbuilding LNG carriers for which we have rights to purchase;

•	our continued ability to enter into long-term time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter; and

•	timely purchases and deliveries of newbuilding vessels.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before making an investment in our common units. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common units. You may lose part or all of your investment.

Risks Relating to Our Company

Our Initial Fleet consists of only three LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay the minimum quarterly distribution on our common units and subordinated units.

Our Initial Fleet consists of only three LNG carriers. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination or otherwise, our business, results of operations financial condition and ability to make minimum quarterly distributions to unitholders could be materially adversely affected.

We currently derive all our revenue and cash flow from two charterers and the loss of either of these charterers could cause us to suffer losses or otherwise adversely affect our business.

We currently derive all of our revenue and cash flow from two charterers, BG Group plc and Gazprom. For the year ended December 31, 2012, BG Group plc accounted for 58%, Qatar Gas accounted for 26% and Gazprom accounted for 16% of our total revenue. For the year ended December 31, 2011, BG Group accounted for 33%, Qatar Gas accounted for 37% and Gazprom accounted for 30% of our total revenue. All of the charters for our Initial Fleet have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise.  The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay minimum quarterly distribution to our unitholders.

In addition, a charterer may exercise its right to terminate the charter if, among other things:

•	the vessel suffers a total loss or is damaged beyond repair;

•	we default on our obligations under the charter, including prolonged periods of vessel off-hire;

•	war or hostilities significantly disrupt the free trade of the vessel;

•	the vessel is requisitioned by any governmental authority; or

•	a prolonged force majeure event occurs, such as war or political unrest, which prevents the chartering of the vessel.

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications.  For example, charter hire may be reduced if the average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount.

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows.  Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to make minimum quarterly distributions to our unitholders.

We are subject to certain risks with respect to our contractual  counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have entered into, and may enter in the future, contracts, charters, conversion contracts with shipyards, credit facilities with banks, interest rate swaps, foreign currency swaps and equity swaps.  Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to pay the minimum quarterly distribution on our common units and subordinated units.

Our initial policy is to make minimum quarterly distributions to our unitholders of $      per unit in February, May, August, and November, or $      per unit per year. The amount of cash available for distribution, if any, will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters; and

•	the level of our operating and other costs and expenses, such as the cost of crews and insurance.

In addition, the actual amount of cash we will have available for distribution to our unitholders will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, constructing new vessels, acquiring existing vessels and complying with regulations;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur if we exercise our right to purchase each of the Optional Vessels from our Sponsor;

•	fluctuations in interest rates;

•	fluctuations in our working capital needs;

•	variable tax rates; and

•	currency exchange rate fluctuations.

In addition, each quarter we will be required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

The amount of cash we will generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record profits.

Our growth depends on our ability to expand relationships with existing charterers and obtain new charterers, for which we will face substantial competition.

The process of obtaining new long-term time charters is highly competitive and generally involves intensive screening and competitive bidding, and often extends for several months. LNG carrier time charters are generally awarded based upon a variety of factors relating to the vessel operator, including but not limited to:

•	LNG shipping experience and quality of vessels;

•	shipping industry relationships and reputation for customer service and safety;

•	technical ability and reputation for operating highly specialized vessels;

•	quality and experience of seafaring crew;

•	the ability to finance LNG carriers at competitive rates, and financial stability generally;

•
construction management experience, including, (i) relationships with shipyards and the ability to obtain suitable berths; and (ii) the ability to obtain on-time delivery of new LNG carriers according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies.  Many of these competitors have significantly greater financial resources and larger and more versatile fleets than we do.  We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience, will enter the LNG transportation market.  This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations, financial condition and ability to make minimum quarterly distributions to our unitholders.

The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

As of June 30, 2013 and December 31, 2012, we had $ 359.0 million and $380.7 million, respectively, in gross principal amount of interest bearing debt. We estimate that after partly repaying the outstanding borrowings secured by the three LNG carriers in our Initial Fleet with the net proceeds of this offering, our outstanding borrowings will be $          million. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our debt.

Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes and our ability to make minimum quarterly distributions to our unitholders.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or eliminating distributions to our unitholders, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We may be unable to comply with covenants in our credit facilities or any future financial obligations that impose operating and financial restrictions on us.

Certain of our credit facilities, which are secured by mortgages on our vessels, will impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to  as the asset coverage ratio. In addition, certain of our credit facilities will require us to satisfy certain other financial covenants, including maintenance of minimum  cash liquidity levels.

The operating and financial restrictions that will be contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:

•	obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes on favorable terms, or at all;

•	make distributions to unitholders or pay dividends shareholders, as applicable;

•	incur additional indebtedness, create liens or issue guarantees;

•	charter our vessels or change the terms of our existing charter agreements;

•	sell, transfer or lease our assets or vessels or the shares of our vessel-owning subsidiaries;

•	make investments and capital expenditures;

•	reduce our share capital; and

•	undergo a change in ownership or Manager

A violation of any of the financial covenants contained in our credit facilities described above constitutes an event of default under our credit facilities, which, unless cured under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

As of December 31, 2012, we were not in compliance with certain restrictive and financial covenants in our $128 Million Clean Force Credit Facility, $150 Million Clean Energy Credit Facility and $193 Million Ob River Credit Facility. In addition, we were not in compliance with the minimum liquidity requirement in our $193 Million Ob River Credit Facility, which requires us to maintain minimum liquidity of $30 million.

As a result of the non-compliance described above, as of December 31, 2012, all of our outstanding debt was classified as a current liability.   As of June 30, 2013, we have not obtained waivers from our lenders for non-compliance with these covenants, nor have our lenders declared an event of default. We intend to enter into negotiations with our lenders to amend these facilities and where applicable obtain waivers. However we believe that our lenders will not demand payment of the loans before their maturity, provided that we pay scheduled loan installments and interest as they fall due under the existing credit facilities. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, with respect to the aforementioned non-compliances, or that we will be able to refinance or restructure any such indebtedness. If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities. We plan to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations.

Furthermore, one of our credit facilities contains a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.  For more information, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Our Borrowing Activities."

Our inability to comply with certain financial and other covenants under our loan agreements raises substantial doubt about our ability to continue as a going concern.

As described above, as of December 31, 2012, we were not in compliance with certain restrictive and financial covenants in our $128 million Clean Force Credit Facility, $150 million Clean Energy Credit Facility and $193 million Ob River Credit Facility. In addition, we were not in compliance with the minimum liquidity requirement in our $193 million Ob River Credit Facility, which requires us to maintain minimum liquidity of $30 million. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this prospectus that expresses substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event that we are unable to continue as a going concern, except that all of our outstanding debt and related finance costs as well as restricted cash were classified under current liabilities and current assets, respectively. These conditions raise significant doubt about our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. See Note 3 to our consolidated financial statements included in this prospectus.

Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the loans secured by four of the seven Optional Vessels we have guaranteed through certain of our subsidiaries that own the vessels in our Initial Fleet.  If our Sponsor fails to perform its obligations under the loans that we guarantee, it could materially affect our business.

We have guaranteed two loans of our Sponsor, with outstanding borrowings of an aggregate of $627 million, which are secured by four of the Optional Vessels, the Yenisei River, the Lena River, the Clean Ocean and the Clean Planet.  The guarantees are provided through certain of our subsidiaries, including our three wholly owned subsidiaries that own the vessels comprising our Initial Fleet.  Our Sponsor has agreed effective upon the closing of this offering, to pay us an annual fee of [●]% of the aggregate outstanding loan amounts on a quarterly basis for so long as we guarantee these two secured loans.  In addition, we may in the future provide guarantees for the other loans of our Sponsor which are secured by the remaining three Optional Vessels prior to their delivery on substantially similar terms and conditions as the guarantees described above.  Failure on behalf of our Sponsor to service its debt requirements and comply with any provisions contained in these secured loans, including but not limited to, paying scheduled installments and complying with certain covenants, may lead to a default under these secured loan agreements.  If a default occurs under these loan agreements, the lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. In this case, if we or our Sponsor are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, the lenders may, among other things, foreclose their liens on the vessels securing the loans or seek repayment of the loan from us or both, which would likely have a material adverse effect on our business, results of operations, financial condition and ability to make minimum quarterly distributions to our unitholders, and would likely impair our ability to continue our operations.

In addition, since our Sponsor is a private company and there is little or no publicly available information about it, we or an investor could have little advance warning of potential financial or other problems that might affect our Sponsor that could have a material adverse effect on us.

We are dependent on our affiliated Manager for the management of our fleet.

We have entered into Management Agreements with our affiliated Manager for the commercial and technical management of our fleet, including crewing, maintenance and repair. The loss of our Manager's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. In addition, our Manager provides us with significant management, administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us.

Our Sponsor, our General Partner and their respective affiliates own a controlling interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

Certain members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. Upon completion of this offering, our Sponsor will own           of our common units and all of our subordinated units, representing           % of the outstanding common and subordinated units in aggregate, and our General Partner will own a 0.1% General Partner interest in us and 100% of our incentive distribution rights, assuming the underwriters' over-allotment option is not exercised, and therefore may have considerable influence over our actions.  The interests of our Sponsor and the members of the Prokopiou family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.

Conflicts of interest may arise between our Sponsor and its affiliates on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our Sponsor and its affiliates may favor their own interests over the interests of our unitholders.  Although a majority of our directors will over time be elected by our common unitholders, our General Partner will have influence on decisions made by our board of directors. Our board of directors will have a conflicts committee composed of independent directors. Our board of directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between our Sponsor and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other. There can be no assurance that a conflict of interest will be resolved in favor of us.

These conflicts include, among others, the following situations:

•
neither our Partnership Agreement nor any other agreement requires our Sponsor or our General Partner or their respective affiliates to pursue a business strategy that favors us or utilizes our assets, and their officers and directors have a fiduciary duty to make decisions in the best interests of their respective shareholders, which may be contrary to our interests;

•
our Partnership Agreement provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders' interests. Specifically, our General Partner may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of the company, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the company, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the General Partner interest or incentive distribution rights or vote upon the dissolution of the company;

•
our General Partner and our directors and officers have limited their liabilities and any fiduciary duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by the General Partner and our directors and officers, all as set forth in the Partnership Agreement;

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our General Partner and our Manager are entitled to reimbursement of all reasonable costs incurred by them and their respective affiliates for our benefit; our Partnership Agreement does not restrict us from paying our General Partner  and our Manager  or their respective affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

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our Sponsor may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and  is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right. Although a majority of our directors will over time be elected by common unitholders, our General Partner will likely have substantial influence on decisions made by our board of directors. See "Certain Relationships and Related Party Transactions," "Conflicts of Interest and Fiduciary Duties" and "The Partnership Agreement."

Our Sponsor and its affiliates may compete with us.

Pursuant to the Omnibus Agreement that we will  enter into with our Sponsor and our General Partner, our Sponsor and its affiliates (other than us, and our subsidiaries) generally have agreed not to acquire, own, operate or contract for any LNG carriers acquired or placed under contracts with an initial term of four or more years after the closing date of this offering.  The Omnibus Agreement, however, contains significant exceptions that may allow our Sponsor or any of its affiliates to compete with us, which could harm our business.  Our Sponsor and its affiliates may compete with us, subject to the restrictions will be contained in the Omnibus Agreement, and could own and operate LNG carriers under charters of four years or more that may compete with our vessels if we do not acquire such vessels when they are offered to us pursuant to the terms of the Omnibus Agreement.  See "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition."

Mr. Tony Lauritzen, our Chief Executive Officer, and certain other officers will not devote all of their time to our business, which may hinder our ability to operate successfully.

Mr. Tony Lauritzen, our Chief Executive Officer, and certain other officers, will be involved in other business activities with our Sponsor and its affiliates, which may result in their spending less time than is appropriate or necessary to manage our business successfully. Based solely on the anticipated relative sizes of our Initial Fleet and the fleet owned by our Sponsor and its affiliates over the next twelve months, we estimate that Mr. Tony Lauritzen and certain other officers may spend a substantial portion of their monthly business time on our business activities and their remaining time on the business of our Sponsor and its affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Unitholders have limited voting rights, and our Partnership Agreement restricts the voting rights of our unitholders that own more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors that are eligible for reelection and to vote on any other matters that are properly brought before the meeting. Common unitholders will be entitled to elect only three of the five members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three year terms. Our General Partner will have the right to appoint the remaining  two directors and set the terms for which those directors will serve. The Partnership Agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. Unitholders will have no right to elect our General Partner, and our General Partner may not be removed except by a vote of the holders of at least 66 2/3 % of the outstanding common units and subordinated units, including any units owned by our General Partner, our Sponsor and their respective affiliates, voting together as a single class.

Our Partnership Agreement further restricts unitholders' voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our Sponsor, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our Partnership Agreement limits the duties our General Partner and our directors and officers may have to our unitholders and restricts the remedies available to unitholders for actions taken by our General Partner or our directors and officers.

Our Partnership Agreement provides that our board of directors will have the authority to oversee and direct our operations, management and policies on an exclusive basis. The Marshall Islands Revised Limited Partnership Act, or the Partnership Act, states that a member or manager's "duties and liabilities may be expanded or restricted by provisions in the partnership agreement". As permitted by the Partnership Act, our Partnership Agreement contains provisions that reduce the standards to which our General Partner and our directors and our officers may otherwise be held by Marshall Islands law. For example, our Partnership Agreement:

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provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders' interests. Our General Partner may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our General Partner will be made by its sole owner. Specifically, our General Partner may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation of the company, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the company, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the Dynagas GP LLC interest or incentive distribution rights or vote upon the dissolution of the company;

•	provides that our directors and officers are entitled to make other decisions in "good faith," meaning they reasonably believe that the decision is in our best interests;

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generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable," our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

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provides that neither our General Partner, Dynagas GP LLC, nor our officers or our directors will be liable for monetary damages to us, our members or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our General Partner, Dynagas GP LLC, our directors or officers or those other persons engaged in actual fraud or willful misconduct.

In order to become a member of our company, a common unitholder is required to agree to be bound by the provisions in the Partnership Agreement, including the provisions discussed above. See "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.

Fees and cost reimbursements, which our Manager, Dynagas Ltd., will determine for services provided to us, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

Our Manager, Dynagas Ltd., which is wholly-owned by Mr. George Prokopiou, is responsible for the commercial and technical management of the vessels in our fleet pursuant to the Management Agreements. We pay our Manager a fee of $2,500 per day for each vessel for providing our ship owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing, bunkering services and general administrative services. We expect to pay an aggregate of approximately $2.8 million to our Manager in connection with the management of our Initial Fleet for the twelve months ending September 30, 2014. Pursuant to the Management Agreement, our Manager also provides us with certain administrative and support services.

The management fee is fixed until December 31, 2013 and will thereafter increase by 3% annually. In addition we will pay Dynagas Ltd. a commercial management fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels.  The management fees payable for the vessels may be further adjusted upwards if our Manager has incurred a material unforeseen increase in the cost of providing the management services, by an amount to be agreed between the us and our Manager and a performance incentive fee at our discretion.

For a description of our Management Agreement, see "Certain Relationships and Related Party Transactions—Vessel Management Agreements." The fees and expenses payable pursuant to the management agreement will be payable without regard to our financial condition or results of operations. The payment of fees to could adversely affect our ability to pay cash distributions to you.

Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner and even if public unitholders are dissatisfied, they will be unable to remove our General Partner without our Sponsor's consent, unless our Sponsor's ownership interest in us is decreased; all of which could diminish the trading price of our common units.

Our Partnership Agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our General Partner, Dynagas GP LLC.

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The unitholders will be unable initially to remove our Manager without its consent because our General Partner, Dynagas GP LLC and its affiliates, including our Sponsor Dynagas Holding Ltd., will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/ 3% of all outstanding common and subordinated units voting together as a single class is required to remove our General Partner. Upon consummation of this offering, our Sponsor will own     of our common units and all of our subordinated units, representing     % of the outstanding common and subordinated units. If the underwriters' over-allotment option is exercised in full, our Sponsor will own     of our common units and all of our subordinated units, representing      of the outstanding common and subordinated units in aggregate.

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If our General Partner, Dynagas GP LLC,  is removed without "cause" during the subordination period and units held by our General Partner and our Sponsor are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and our General Partner  will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our General Partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of our General Partner's interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our General Partner liable for actual fraud or willful or wanton misconduct. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our General Partner, so the removal of our General Partner because of the unitholders' dissatisfaction with our General Partner's decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders will be entitled to elect only three of the five members of our board of directors. Our General Partner in its sole discretion will appoint the remaining two directors.

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Election of the three directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors will be selected each year. In addition, the directors appointed by our General Partner will serve for terms determined by our General Partner.

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Our Partnership Agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

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Unitholders' voting rights are further restricted by the Partnership Agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, our Sponsor and their respective affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 5% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our Partnership Agreement on our ability to issue additional equity securities.

The effect of these provisions may be to diminish the price at which the common units will trade.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a General Partner if you participate in the "control" of our business. Our General Partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our General Partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. See "The Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations on liability of a unitholder.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our Partnership Agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

We depend on our Manager to assist us in operating and expanding our business.

We subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to our Manager; the loss of our Manager's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations.

Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	maintain access to capital under the Sponsor credit facility; or

•	maintain satisfactory relationships with suppliers and other third parties.

Our current time charter contracts prevent us from changing our Manager, without the written consent of our charterers.

Our ability to change our Manager, with another affiliated or third-party Manager, is prohibited by provisions in our current time charter contracts with BG Group and Gazprom which prohibit us to change the vessel management company, without the written prior consent from BG Group and Gazprom. In addition, we are not in a position to guarantee you that future time charter contracts with our existing or new charterers will not contain the above or similar to the above provisions.

Since our Manager is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential financial and other problems that might affect our Manager that could have a material adverse effect on us.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager's financial strength, and because it is privately held, it is unlikely that information about its financial strength would become public unless our Manager began to default on its obligations. As a result, an investor in our common units might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us.

We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and the efforts of our senior executives. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

 LNG carriers require a technically skilled officer staff with specialized training.  As the world LNG carrier fleet continues to grow, the demand for technically skilled officers and crew has been increasing, which has led to a shortfall of such personnel.  Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet.  If we or our third-party ship Managers are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels.  A material decrease in the supply of technically skilled officers or an inability of our  Manager to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to pay minimum quarterly distributions to our unitholders.

The derivative contracts we may enter into, in the future, to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of June 30, 2013 and December 31, 2012, we had total outstanding long-term debt of $359.0 million and $380.7 million, respectively, which in its entirety was exposed to a floating interest rate.  In order to manage our current or future exposure to interest rate fluctuations, we may use interest rate swaps to effectively fix a part of our floating rate debt obligations.  As of December 31, 2012, we have not entered into interest rate swap agreements to fix the interest rate on our floating rate bank debt.  Any future hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

We are a holding company, and our ability to make cash distributions to our unitholders will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries.

We are a holding company whose assets mainly comprise of equity interests in our subsidiaries and other quoted and non-quoted companies.  As a result, should we decide to pay dividends, we would be dependent on the performance of our operating subsidiaries and other investments.  If we were not able to receive sufficient funds from our subsidiaries and other investments, including from the sale of our investment interests, we would not be able to pay dividends unless we obtain funds from other sources.  We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" as described under "Summary—Implications of Being an Emerging Growth Company." For as long as we take advantage of the reduced reporting obligations, including the extended transition period for complying with new or revised accounting standards under Section 102 of the JOBS Act, the information that we provide to our unitholders may be different from information provided by other public companies. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our share price may be more volatile.

Risks Related to Our Industry

Our future growth and performance depends on continued growth in LNG production and demand for LNG and LNG shipping.

A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

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increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

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infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG and LNG shipping or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future multi-year time charters upon expiration or early termination of our current charter arrangements, or for any new ships we acquire, which could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.

Fluctuations in overall LNG demand growth could adversely affect our ability to secure future long-term charters.

Over the past three years, global LNG demand has continued to rise, but at a slower pace than previously predicted. Drewry estimates that LNG trade decreased by 1.2% in 2012 primarily due to lower production as a result of  planned and unplanned outages at various liquefaction sites and the weakness in the world economy. Continued economic uncertainty and the continued acceleration of unconventional natural gas production could have an adverse effect on our ability to secure future long-term charters.

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Our future growth depends on our ability to expand relationships with existing customers, establish relationships with new customers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.

We will seek to enter into additional multi-year time charter contracts upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with an expansion of our fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

•	size, age, technical specifications and condition of the ship;

•	efficiency of ship operation;

•	LNG shipping experience and quality of ship operations;

•	shipping industry relationships and reputation for customer service;

•	technical ability and reputation for operation of highly specialized ships;

•	quality and experience of officers and crew;

•	safety record;

•	the ability to finance ships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including other independent ship owners as well as state-sponsored entities and major energy companies that own and operate LNG carriers and may compete with independent owners by using their fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we have. A number of marine transportation companies—including companies with strong reputations and extensive resources and experience—have entered the LNG transportation market in recent years, and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to you.

Hire rates for LNG carriers are not generally publicly available and may fluctuate substantially. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.

Our ability from time to time to charter or re-charter any ship at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers are not generally publicly available and may fluctuate over time as a result of changes in the supply-demand balance relating to current and future ship capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new ships. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our vessels are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for distributions to our unitholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low ship utilization could also have a material adverse effect on the value of our assets.

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

Factors that influence vessel values include:

•	prevailing economic conditions in the natural gas and energy markets;

•	a substantial or extended decline in demand for LNG;

•	increases in the supply of vessel capacity;

•	the size and age of a vessel; and

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the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel would be significant. If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Our inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our ability to purchase a replacement vessel, results of operations and financial condition and ability to pay minimum quarterly distributions to our unitholders.

An oversupply of ships or delays or abandonment of planned projects may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

Due to an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. During the period from 2007 to 2012, the global fleet of LNG carriers grew by a CAGR of approximately 8.9% due to the construction and delivery of new LNG carriers and low levels of vessel demolition. Although the global newbuilding orderbook dropped steeply in 2009 and 2010, orders for 84 newbuilding LNG carriers were placed during 2011 and 2012. As of April 30, 2013, the newbuilding orderbook consisted of 108 ships, or 33% of the current global LNG carrier fleet capacity, with the majority of the newbuildings scheduled for delivery in 2013, 2014 and 2015.

If charter hire rates are lower when we are seeking new time charters upon expiration or early termination of our current charter arrangements, or for any new vessels we acquire beyond our contracted newbuildings, our revenues and cash flows, including cash available for distributions to our unitholders, may decline.

We may have more difficulty entering into long-term time charters in the future if an active short-term or spot LNG shipping market continues to develop.

One of our principal strategies is to enter into additional long-term LNG carrier time charters of four years or more. Most shipping requirements for new LNG projects continue to be provided on a long-term basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years. If an active spot or short-term market continues to develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of our current charters or for any vessels that we acquire in the future, and, as a result, our cash flow may be less stable. In addition, an active short-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment and this could adversely impact the value of our assets.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship's efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. If more advanced ship designs are developed in the future and new ships are built that are more efficient or more flexible or have longer physical lives than ours, competition from these more technologically advanced LNG carriers could adversely affect the charter hire rates we will be able to secure when we seek to re-charter our vessels upon expiration or early termination of our current charter arrangements and could also reduce the resale value of our vessels. This could adversely affect our revenues and cash flows, including cash available for distributions to you.

Operating costs and capital expenses will increase as our vessels age.

In general, capital expenditures and other costs necessary for maintaining a ship in good operating condition increase as the age of the ship increases. Accordingly, it is likely that the operating costs of our vessels will increase in the future.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Historically our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro. If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution. Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash and accounts payable are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods.

An increase in operating expenses or drydocking costs could materially and adversely affect our financial performance.

Our operating expenses and drydock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating and drydocking costs further. If costs continue to rise, they could materially and adversely affect our results of operations.

The operation of LNG carriers is inherently risky, and an incident involving significant loss of or environmental consequences involving any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	piracy;

•	environmental accidents

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays or failure in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	spills, pollution and the liability associated with the same;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these events could result in a material adverse effect on our business, financial condition and operating results. If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If any of our vessels is involved in an accident with the potential risk of environmental consequences, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows weaken our financial condition and negatively affect our ability to pay minimum quarterly distributions to our unitholders.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of LNG carriers is inherently risky. Although we carry protection and indemnity insurance consistent with industry standards, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive than our existing coverage.

Our vessels may suffer damage and we may face unexpected costs and off-hire days.

In the event of damage to our owned vessels, the damaged ship would be off-hire while it is being repaired, which would decrease our revenues and cash flows, including cash available for distributions to our unitholders. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay such repair costs, which would decrease our earnings and cash flows.

Changes in global and regional economic conditions could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet beyond our Initial Fleet and Optional Vessels, should we exercise our right to purchase such vessels, will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our vessels and services and could also result in defaults under our current charters. A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the ship has been built and maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship's flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and special surveys performed under the classification society's rules.

If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship's owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our vessels operate and in the countries in which our vessels are registered. These requirements include those relating to equipping and operating ships, providing security and to minimizing or addressing impacts on the environment from ship operations. We have incurred, and expect to continue to incur, substantial expenses in complying with these requirements, including expenses for ship modifications and changes in operating procedures. We also could incur substantial costs, including cleanup costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

In addition, these requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, necessitate ship modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. They could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our vessels. Delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.

Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels' compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on, insurance or to obtain the required certificates for entry into the different ports where we operate.

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or "OPA", provide for potentially unlimited joint, several, and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the "London Convention."

Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner's or operators' intentional or reckless conduct. In addition, in response to the Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially modify or eliminate the limits of liability under OPA.

Compliance with OPA and other environmental laws and regulations also may result in ship owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or "IMO", have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the "Kyoto Protocol", a new treaty may be adopted in the future that includes restrictions on shipping emissions, and some countries have made voluntary pledges to control the emissions of greenhouse gasses. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our vessels and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas production industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas production industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

We operate our vessels worldwide, which could expose us to political, governmental and economic instability that could harm our business.

Because we operate our vessels worldwide in the geographic areas where our customers do business, our operations may be affected by economic, political and governmental conditions in the countries where our vessels operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows. In particular, our vessels frequent LNG terminals in countries including Egypt, Equatorial Guinea and Trinidad as well as transit through the Gulf of Aden and the Strait of Malacca. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Terrorist attacks, international hostilities and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, as well as the continuing response of the United States and other countries to these attacks and the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. The current turmoil in Iran and the uncertainty surrounding the Strait of Hormuz case, as well as tension in Afghanistan and North Korea, and the continuing hostilities in the Middle East, may lead to additional acts of terrorism, further regional conflicts and other armed actions around the world, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all or impact the shipyards constructing our Sponsor's seven LNG carrier newbuildings.

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Since 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. In 2012 "M/T Smyrni", a vessel managed by an affiliated company, was hijacked by pirates and was released after almost one year in captivity. Any terrorist attacks targeted at our ships may in the future negatively materially affect our business, financial condition, results of operations and cash flows and could directly impact our vessels or our customers. We may not be adequately insured to cover losses from these incidents. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.

In addition, LNG facilities, shipyards, ships, pipelines and gas fields could be targets of future terrorist attacks or piracy. Any such attacks could lead to, among other things, bodily injury or loss of life, as well as damage to the ships or other property, increased ship operating costs, including insurance costs, reductions in the supply of LNG and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage or transportation of LNG to be shipped by us could entitle our customers to terminate our charter contracts in certain circumstances, which would harm our cash flows and our business.

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Concern that LNG facilities may be targeted for attack by terrorists has contributed significantly to local community and environmental group resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect the construction of additional LNG facilities and could lead to the temporary or permanent closing of various LNG facilities currently in operation.

The vessels we own or manage could be required by our charterers' instructions to call on ports located in countries that are subject to restrictions imposed by the United States and other governments.

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

The government of a jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our vessels, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our vessels would result in off-hire days under our time charters and may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against a vessel in our fleet for claims relating to another of our vessels.

We may be subject to litigation that could have an adverse effect on us.

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management's attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.

Risks Related to the Offering

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only            publicly traded common units, assuming no exercise of the underwriters' over-allotment option. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The price of our common units after this offering may be volatile.

The price of our common units after this offering may be volatile and may fluctuate due to factors including:

•	our payment of cash distributions to our unitholders;

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	shortfalls in our operating results from levels forecasted by securities analysts; announcements concerning us or our competitors;

•	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;

•	general economic conditions;

•	terrorist acts;

•	future sales of our units or other securities;

•	investors' perception of us and the LNG shipping industry;

•	the general state of the securities market; and

•	other developments affecting us, our industry or our competitors.

Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common units may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common units in spite of our operating performance. Consequently, you may not be able to sell our common units at prices equal to or greater than those that you pay in this offering.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or "Sarbanes-Oxley", as well as rules subsequently adopted by the U.S. Securities and Exchange Commission, or "SEC", and Nasdaq Global Select Market, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or "Dodd-Frank", have imposed various requirements on public companies, including changes in corporate governance practices. Our directors, management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations relating to public companies will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. In particular, we will have to perform systems and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Compliance with Section 404 will require substantial accounting expense and significant management efforts, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy ongoing compliance requirements. We may have significant difficulties in making such hires given the shortage of available experienced personnel.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act, or the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our General Partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our General Partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

If we do not implement all required accounting practices and policies, we may be unable to provide the required financial information in a timely and reliable manner.

Prior to this offering, as a privately held company, we did not adopt the financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our growth strategies. In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our common units on Nasdaq Global Select Market, which would adversely affect the liquidity of our common units.

Under Section 404 of Sarbanes-Oxley, we will be required to include in each of our future annual reports on Form 20-F a report containing our management's assessment of the effectiveness of our internal control over financial reporting, and after the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company, our independent auditors will be required to provide a related attestation containing its assessment of the effectiveness of our internal control over financial reporting.  After the completion of this offering, we will undertake a comprehensive effort in preparation for compliance with Section 404. This effort will include the documentation, testing and review of our internal controls under the direction of our management. We cannot be certain at this time that all our controls will be considered effective. As such, our internal control over financial reporting may not satisfy the regulatory requirements when they become applicable to us.

We will be a "foreign private issuer" and a "controlled company" under Nasdaq Global Select Market rules, and as such we are entitled to exemption from certain corporate governance standards of the Nasdaq Global Select Market applicable to domestic companies, and you may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq Global Select Market corporate governance requirements.

After the consummation of this offering, we will be a "foreign private issuer" under the securities laws of the United States and the rules of Nasdaq Global Select Market. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under Nasdaq Global Select Market rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq Global Select Market permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of Nasdaq Global Select Market. In addition, after the consummation of this offering, our current unitholders will continue to control a majority of our issued and outstanding common units. As a result, we will be a "controlled company" within the meaning of Nasdaq Global Select Market corporate governance standards. Under Nasdaq Global Select Market rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and may elect not to comply with certain NASDAQ corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating/corporate governance committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees.

As permitted by these exemptions, we currently have a board of directors with a majority of non-independent directors. However, following completion of this offering, we anticipate that a majority of our directors will qualify as independent. We also have one or more non-independent directors serving as committee members on our compensation committee and our corporate governance and nominating committee. As a result, non-independent directors may among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company.

Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq Global Select Market corporate governance requirements.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers. For more information regarding the relevant laws of the Marshall Islands, See "Service of Process and Enforcement of Civil Liabilities."

You will incur immediate and substantial dilution.

We expect the initial public offering price per units of our common units to be substantially higher than the pro forma net tangible book value per unit of our issued and outstanding common units. As a result, you would incur immediate and substantial dilution of $         per unit, representing the difference between the assumed initial public offering price of $         per unit and our pro forma net tangible book value per unit on December 31, 2012. In addition, purchasers of our common units in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our common units, but will own only approximately  % of the units outstanding after this offering and the concurrent private placement. Please refer to the "Dilution" section of this prospectus.

Substantial future sales of our common units could cause the market price of our common units to decline.

Sales of a substantial number of our common units in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common units. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Although we do not currently have any plans to sell additional common units, subject to the rules of Nasdaq Global Select Market, in the future we may issue additional common units, without unitholder approval, in a number of circumstances. The issuance by us of additional common units or other equity securities would have the following effects:

•	our existing unitholders' proportionate ownership interest in us will decrease;

•	the dividend amount payable per unit on our common units may be lower;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common units may decline.

Our unitholders also may elect to sell large numbers of common units held by them from time to time. The number of our common units available for sale in the public market will be limited by restrictions applicable under securities laws and under agreements that we and our executive officers, directors and existing unitholders have entered into with the underwriters of this offering. Subject to certain exceptions, the agreements entered into with the underwriters of this offering generally restrict us and our executive officers, directors and existing unitholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities, including common units that will be issued and outstanding.

Provisions in our organizational documents may have anti-takeover effects.

Our Partnership Agreement contains provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions require approval of our board of directors and prior consent of our General Partner.  Please see  "The Partnership Agreement - Merger, Sale, Conversion or Other Disposition of Assets."

These provisions could also make it difficult for our unitholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing an offer by a third party to acquire us, even if the third party's offer may be considered beneficial by many unitholders. As a result, unitholders may be limited in their ability to obtain a premium for their common units.

Tax Risks

In addition to the following risk factors, you should read "Material U.S. Federal Income Tax Considerations" for a more complete discussion of the material Marshall Islands and U.S. Federal income tax consequences of owning and disposing of our common units.

We may have to pay tax on U.S.-source income, which would reduce our earnings and cash flow.

Under the United States Internal Revenue Code of 1986, as amended, or the "Code", the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

We believe that we will qualify for this statutory tax exemption, and we intend to take this position for U.S. Federal income tax purposes if we do so qualify. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to the 4% U.S. Federal income tax described above. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution payments to our unitholders. For a more detailed discussion, see the section entitled "Material U.S. Federal Income Tax Considerations."

U.S. tax authorities could treat us as a "passive foreign investment company," which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a "passive foreign investment company" (or PFIC) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of "passive income" or at least 50.0% of the average value of its assets produce, or are held for the production of, "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Based on our current and projected method of operation, we believe that we will not be a PFIC for any taxable year. This position is based on the assumption that (1) the income we earn from our present time chartering activity and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as such income (and any other income does not constitute passive income) exceeds 25.0% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under such time charters (and any other assets that do not constitute passive assets) exceeds 50.0% of the average value of all of our assets for each taxable year after our initial taxable year, we should not be a PFIC for any year.

While we believe that there is sufficient authority to support our position, it is possible that the U.S. Internal Revenue Service (or IRS) or a court could disagree with this opinion and our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any taxable year. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences. See "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences" for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from the sale of          common units offered by this prospectus, assuming an initial public offering price of $         per common unit, which is the mid-point of the price range set forth on the front cover of this prospectus and after deducting estimated underwriting discounts and commissions and structuring fees and paying estimated offering expenses, . We intend to use the net proceeds from this offering as follows:

•	Approximately $ million to repay outstanding indebtedness which bears interest at %, % and % , and are due in , and respectively; and

•	Approximately $ million for general corporate purposes, including working capital.

We have granted the underwriters a 30-day option to purchase up to              additional common units to cover over-allotments, if any. If the underwriters exercise their over-allotment option, we will use the net proceeds for general corporate purposes including working capital.

A $1.00 increase or decrease in the assumed initial public offering price of $             per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and commissions and offering expenses payable by us, to increase or decrease, respectively, by approximately $             million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $         per common unit, would increase net proceeds to us from this offering by approximately $             million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $         per common unit, would decrease the net proceeds to us from this offering by approximately $             million.

In addition, our Sponsor, will also receive the following:

•	Net proceeds of approximately $ million from the sale of common units offered by this prospectus, assuming an initial public offering price of $ per unit;

•	common units; and

•	and subordinated units.

We will not receive any proceeds from the sale of          common units by our Sponsor.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2012:

•	On an actual basis;
•	On an as adjusted basis after giving effect to our debt repayments of $21.7 million paid during the six month period ended June 30, 2013; and
•
On an as further adjusted basis after giving effect to (i) our issuance and sale of common units in this offering at an assumed initial public offering price of $      per unit (representing the mid-point of the price range shown on the cover of this prospectus and (ii) the application of the net proceeds of this offering as described under "Use of Proceeds."

There have been no significant adjustments to our capitalization since December 31, 2012, as so adjusted.

You should read this table in conjunction with the consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

	As of December 31, 2012
	Historical	As Adjusted	As further Adjusted

	(in thousands of U.S. dollars)

Debt:
Long-term secured debt obligations (including current portion)	380,715	359,045
Total Debt:	$380,715	$359,045	$
Equity:
Partners' equity	$75,175	$75,175	$
Held by public:
Common units:
Held by General Partner
Common units
Subordinated units
General Partner units
Equity attributable to Dynagas Partners	75,175	75,175
Total capitalization	$455,890	$434,220	$

DILUTION

Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. On a pro forma basis as of December 31, 2012, our pro forma net tangible book value would have been $        million, or $        per common unit. This remains unchanged when adjusted for the sale by our Sponsor of        common units in this offering at an assumed initial public offering price of $        per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit	$
Less: Pro forma net tangible book value per common unit before and after this offering

Immediate dilution in net tangible book value per common unit to purchasers in this offering	$

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

Following this offering, we intend to declare minimum quarterly distributions of $   per unit, or $     per unit on an annualized basis. As our fleet expands, our board of directors will evaluate future increases to the minimum quarterly distribution based on our cash flow and liquidity position. Our policy is to make cash distributions to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our General Partner. Our board of directors will determine the timing and amount of all cash distributions, based on various factors, including our financial performance, cash requirements and contractual and legal restrictions. Accordingly, we cannot guarantee that we will be able to make cash distributions. See "Our Cash Distribution Policy" and "Risk Factors."

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash rather than retaining it because, in general, we plan to finance any expansion capital expenditures from external financing sources.  Our cash distribution policy is consistent with the terms of our Partnership Agreement, which requires that we distribute all of our available cash quarterly. Available cash is generally defined to mean, for each quarter cash generated from our business less the amount of cash reserves established by our General Partner at the date of determination of available cash for the quarter to provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter), comply with applicable law, any of our debt instruments or other agreements; and provide funds for distributions to our unitholders and to our General Partner for any one or more of the next four quarters, plus, if our General Partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our cash distribution policy is subject to certain restrictions and may be changed at any time. Set forth below are certain factors that influence our cash distribution policy:

•
Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our Partnership Agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•
We will be subject to restrictions on distributions under our existing financing arrangements as well as under any new financing arrangements that we may enter into in the future. Our financing arrangements contain financial and other covenants that must be satisfied prior to paying distributions in order to declare and pay such distributions. If we are unable to satisfy the requirements contained of our financing arrangements or are otherwise in default under any of those agreements, it could have a material adverse effect on our financial condition and our ability to make cash distributions to you notwithstanding our cash distribution policy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a discussion of the financial and other covenants contained in our debt agreements.

•
We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our Partnership Agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•
Although our Partnership Agreement requires us to distribute all of our available cash, our Partnership Agreement, including provisions contained therein requiring us to make cash distributions may be amended. During the subordination period, with certain exceptions, our Partnership Agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our Partnership Agreement may be amended with the approval of a majority of the outstanding common units. Upon the closing of this offering, our Sponsor will own approximately          % of our common units and all of our subordinated units. See "The Partnership Agreement—Amendment of the Partnership Agreement."

•
Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our Partnership Agreement.

•
Under Sections           of the            of our Partnership Agreement, we may not declare and pay distributions in cash, stock or other property on our outstanding shares when we are insolvent or would be made insolvent.

•
We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See "Risk Factors" for a discussion of these factors.

•
Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

Our Ability to Grow Depends on Our Ability to Access External Expansion Capital

Because we distribute all of our available cash on a quarterly basis, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. We plan to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund any future expansion capital expenditures, including any acquisitions through the exercise of our purchase options with our Sponsor.  If we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or other capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our Partnership Agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by us to finance our growth would result in increased interest expense, which in turn may affect the available cash that we have to distribute to our unitholders.

Initial Distribution Rate

Upon the completion of this offering, our board of directors intends to adopt a cash distribution policy pursuant to which we will declare an initial quarterly distribution of $        per unit for each complete quarter, or $      per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter (beginning with the quarter ending           ). This equates to an aggregate cash distribution of $      million per quarter, or $      million per year, in each case based on the number of common units, subordinated units and General Partner Units outstanding immediately after completion of this offering. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy."

The table below sets forth the number of outstanding common units, subordinated units and General Partner Units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $      per unit per quarter, or $        per unit on an annualized basis.

Distributions
	Number of Units	One Quarter (2)	Four Quarters
Common units		$	$
Subordinated units
General Partner Units(1)

Total		$	$

____________________

(1)
The number of General Partner Units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 99.9%) by the General Partner's 0.1% General Partner interest.

(2)
Actual payments of distributions on the common units, subordinated units and the General Partner Units are expected to be approximately $          million for the period between the estimated closing date of this offering; and           .

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. See "How We Make Cash Distributions—Subordination Period." We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

As of the closing date of this offering, our General Partner will be entitled to 0.1% of all distributions that we make prior to our liquidation. Our General Partner's initial 0.1% interest in these distributions may be reduced if we issue additional units in the future and our General Partner does not contribute a proportionate amount of capital to us to maintain its initial 0.1% General Partner interest. Our General Partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current General Partner interest.

Forecasted Results of Operations for the Twelve Months Ending September 30, 2014

In this section, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our outstanding units for the twelve months ending September 30, 2014. We present two tables, consisting of:

•	Forecasted Results of Operations for the twelve months ending September 30, 2014; and

•	Forecasted Cash Available for Distribution for the twelve months ending September 30, 2014, as well as the significant assumptions upon which the forecast is based.

We present below a forecast of expected results of our operations for the twelve months ending September 30, 2014 on the basis of our Initial Fleet. Our forecast presents, to the best of our knowledge and belief, the expected results of operations for the forecast period. Although we anticipate exercising our options to purchase each of the Optional Vessels from our Sponsor, the timing of such purchases is uncertain and each such purchase is subject to reaching an agreement with our Sponsor regarding the purchase price of the vessel.

The forecast reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2014. The assumptions and estimates used in the forecast are inherently uncertain and represent those that we believe are significant to our financial forecast. We believe that we have a reasonable objective basis for those assumptions. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would be able to make working capital borrowings to pay distributions in such quarter and would be able to repay such borrowings in a subsequent quarter, because we believe the total cash available for distribution for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders. We believe that we have a reasonable objective basis for those assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. Our operations are subject to numerous risks that are beyond our control. If the forecast is not achieved, we may not be able to pay cash distributions on our units at the initial distribution rate stated in our cash distribution policy or at all.

Our forecast of our results of operations is a forward-looking statement and should be read together with our historical  consolidated financial statements and our pro forma consolidated balance sheet and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We do not, as a matter of course, make public projections as to future revenues, earnings or other results. The forecast has been prepared by and is the responsibility of our management. However, our management has prepared the financial forecast set forth below in support of our belief that we will have sufficient cash available to allow us to pay the minimum quarterly distribution of $     per unit on all of our outstanding units during the forecast period. The accompanying financial forecast was not prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. In addition, in the view of our management, the accompanying financial forecast was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our knowledge and belief, our expected course of action and the expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the financial forecast.

When considering our financial forecast you should keep in mind the risk factors and other cautionary statements included under the heading "Risk Factors" elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the financial forecast and such variations could be material.  Prospective investors are cautioned to not place undue reliance on the financial forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

We are providing the financial forecast to supplement our historical consolidated financial statements in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our units for each quarter in the twelve-month period ending September 30, 2014 at our stated initial distribution rate. See "—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions" for further information as to the assumptions we have made for the financial forecast.

Unanticipated events may occur which could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update the financial forecast to reflect events or circumstances after the date of this prospectus, even in the event that any or all of the underlying assumptions are shown to be in error. Therefore, we caution you not to place undue reliance on this information.

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm have compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or given any other form of assurance on such information or its achievability, and they assume no responsibility for such forecasted financial information. Our independent registered accounting firm's report included in this prospectus relates to our historical financial information. That report does not extend to the tables and the related forecasted financial information contained in this section and should not be read to do so.

DYNAGAS LNG PARTNERS LP

FORECASTED RESULTS OF OPERATIONS

(in thousands of U.S. dollars)	Twelve Months Ending September 30, 2014 (unaudited)

Total operating revenues
Operating expenses:
Vessel operating expenses
Voyage expenses
Administrative expenses
Depreciation and amortization

Total operating expenses

Operating income

Financial income (expenses):
Interest income
Interest expense
Other financial items, net

Net financial expenses

Income before income taxes
Income taxes

Net income attributable to Dynagas LNG Partners LP owners

(in thousands of U.S. dollars, except per unit data)	Twelve Months Ending September 30, 2014 (unaudited)

General Partner's interest in net income
Limited partners' interest in net income

Net income per:
Common unit (basic and diluted)
Subordinated unit (basic and diluted)
General Partner Unit (basic and diluted)

Please read the accompanying summary of significant accounting policies and forecast assumptions.

Forecast Assumptions and Considerations.

Basis of Presentation

The accompanying financial forecast and related notes of Dynagas LNG Partners LP present the forecasted results of operations of Dynagas LNG Partners LP for the twelve months ending September 30, 2014, based on the assumptions that:

•	we will issue to our Sponsor common units and subordinated units, representing a combined 99.9% limited partner interest in us; and

•
we will issue to our General Partner, a wholly-owned subsidiary of our Sponsor,        General Partner Units, representing a 0.1% general partner interest in us, and 100% of our incentive distribution rights, which will entitle our General Partner to increasing percentages of the cash we distribute in excess of $       per unit per quarter.

•	we will sell common units to the public in this offering, representing a % limited partner interest in us;

•	we will use approximately $ million of the proceeds from this offering to repay borrowings outstanding under certain of our vessel financing agreements.

Summary of Significant Accounting Policies

Organization.  We are a Marshall Islands limited partnership formed on May 30, 2013 that owns and operates LNG carriers under long-term contracts, which we define as charters of three or more years.

Principles of Consolidation.  This financial forecast includes our accounts and those of our wholly-owned subsidiaries. All intercompany transactions have been eliminated upon consolidation.

Use of Estimates.  We prepare our financial statements in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reporting Currency.  Our financial forecast is stated in U.S. Dollars because we operate in international shipping markets that typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in our consolidated statements of income.

Revenue Recognition. Our revenues are derived from time charters and are recognized as earned.

Voyage Expenses.  Voyage expenses, which are primarily fuel costs and commissions and other costs such as port charges. However, we may incur voyage related expenses during an off-hire when positioning or repositioning vessels before or after the period of a time charter or before or after drydocking, the cost of which will be payable by us. We also incur some voyage expenses, principally fuel costs, when our vessels are in periods of commercial waiting time.

Vessel Operating Expenses.  Vessel operating expenses include direct vessel operating costs associated with operating a vessel, such as crew wages, which are the most significant component, vessel supplies, routine repairs, maintenance, lubricating oils and insurance.

Cash and Cash Equivalents.  We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash.

Restricted Cash.  Restricted cash comprises of minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements.

Vessels. Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets' remaining useful economic lives.

Accounting for Special Survey and Dry-Docking Costs: Dry-docking and special survey costs are expensed in the period incurred. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen  years of their life and every two and a half years within their following useful life. Costs relating to routine repairs and maintenance are also expensed as incurred. All three vessels in the Company's fleet completed their initial scheduled special survey repairs in 2012.

Loan Costs.  Loan costs, including fees, commissions and legal expenses associated with the loans, are presented as deferred charges and amortized  with the effective interest method over the term of the relevant loan. Amortization of loan costs is included in interest and finance costs.

Derivative Instruments.  We may enter into interest rate swap transactions from time to time to hedge a portion of our exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Guidance on accounting for derivatives and hedging activities requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Derivatives that are not hedges are adjusted to fair value through the income statement

Income Taxes.  We are not subject to income taxes.

Net Income Per Unit.  The calculation of the forecasted basic and diluted earnings for the twelve months ending September 30, 2014 is set forth below:

	Common Unitholders	Subordinated Unitholders	General Partner
Partners' interests in forecasted net income ( in thousands of U.S. dollars )	$	$	$
Forecast weighted average number of units outstanding
Forecast net income per unit	$	$	$

Summary of Significant Forecast Assumptions

Vessels. The forecast reflects or assumes the following about our fleet:

•	363 days of operations for Clean Energy

•	363 days of operations for Ob River

•	363 days of operations for Clean Force

Total Operating Revenues.  Our total operating revenues forecast is based on estimated average expected daily hire rates multiplied by the total number of days our vessels are expected to be on-hire during the twelve months ending September 30, 2014. In addition, we have assumed two days of off-hire for each of the vessels in our fleet. The amount of actual off-hire time depends upon, among other things, the time a vessel spends in drydocking for repairs, maintenance or inspection, equipment breakdowns or delays due to accidents, crewing strikes, certain vessel detentions or similar problems as well as failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Vessel Operating Expenses.  Our vessel operating expenses forecast assumes that all of our vessels are operational during the twelve months ending September 30, 2014. The forecast also takes into account increases in crewing and other labor related costs driven predominantly by an increase in demand for qualified and experienced officers and crew.

Voyage Expenses.  Our forecast does not assume any material voyage expenses.

General and Administrative Expenses.  Forecasted general and administrative expenses for the twelve months ending September 30, 2014 of approximately $ million are based on the assumption that we will incur in incremental expenses as result of being a publicly traded limited partnership, including without limitation, costs associated with annual reports to unitholders, tax returns, investor relations, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and director compensation.

Management Fees and Expenses. Forecasted management fees and expenses for the twelve months ending September 30, 2014 of approximately $2.8 million. See "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Vessel Management  Agreements."

Depreciation and Amortization.  Our forecasted depreciation and amortization expense assumes that no vessels (other than our acquisition of the vessels in our Initial Fleet or the Optional Vessels) are purchased or sold during the twelve months ending September 30, 2014. Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets' remaining economic useful lives, which we estimate at the start of 2013 to be approximately 29 years, 29 years, and 30 years for the Clean Energy, the Ob River and the Clean Force, respectively. The economic life for LNG carriers operated worldwide has generally been estimated to be 35 years.

Interest Rates.  We have assumed that interest rates are constant during the forecast period. The rates we have assumed are based on the relevant year's LIBOR forecast.

Interest Income.  We have assumed that any cash surplus balances will be invested throughout the forecast period and will earn           % per annum.

Interest Expense.  Our forecast for the twelve months ending September 30, 2014 assumes we will have an average outstanding loan balance of approximately $          million with an estimated weighted average interest rate of approximately           % per annum.

Income Taxes.  Forecasted income tax expense for the twelve months ending September 30, 2014 is primarily comprised of $0. We do not expect to be subject to income tax expenses.

Maintenance and Replacement Capital Expenditures.  Our Partnership Agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to our existing unitholders.

Maintenance Capital Expenditures.  Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated drydocking costs for our vessels for purposes of calculating operating surplus will be $          million per year.

Replacement Capital Expenditures.  Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated replacement capital expenditures for purposes of calculating operating surplus will be $          million per year, including financing costs, for replacing our LNG carriers at the end of their useful lives. The $          million for future vessel replacement is based on assumptions regarding the remaining useful lives of the vessels, a net investment rate, vessel replacement values based on current market conditions and scrap value of the vessels.

Regulatory, Industry and Economic Factors.  Our forecast for the twelve months ending September 30, 2014 is based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or any interpretation of existing regulations that, in either case, would be materially adverse to our business;

•	no material accidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events;

•	no major adverse change in the markets in which we operate resulting from production disruptions, reduced demand for LNG or significant changes in the market prices of LNG; and

•	no material changes to market, regulatory and overall economic conditions.

Forecasted Cash Available for Distribution

The table below sets forth our calculation of forecasted cash available for distribution to our unitholders and General Partner based on the Forecasted Results of Operations set forth above. Based on the financial forecast and related assumptions, we forecast that our cash available for distribution generated during the twelve months ending September 30, 2014 will be approximately $          million. This amount would be sufficient to pay 100% of the minimum quarterly distribution of $       per unit on all of our common units and subordinated units for the four quarters ending September 30, 2014.

Actual payments of distributions on the common units, subordinated units and the General Partner Units are expected to be approximately $          million for the period between the estimated closing date of this offering (          ) and September 30, 2014.

You should read "—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions" included as part of the financial forecast for a discussion of the material assumptions underlying our forecast of adjusted EBITDA that is included in the table below. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are significant to generate the forecasted adjusted EBITDA. If our estimate is not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $          per unit per quarter, or $           per unit on an annualized basis. Our financial forecast and the forecast of cash available for distribution set forth below have been prepared by our management. This calculation represents available cash from operating surplus generated during the period and excludes any cash from working capital borrowings, capital expenditures and cash on hand on the closing date.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance calculated in accordance with U.S. GAAP.

When considering our forecast of cash available for distribution for the twelve months ending September 30, 2014, you should keep in mind the risk factors and other cautionary statements under the heading "Forward Looking Statements" and "Risk Factors" and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial results of operations to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm have compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or given any other form of assurance on such information or its achievability, and they assume no responsibility for such forecasted financial information.

DYNAGAS LNG PARTNERS LP
 FORECASTED CASH AVAILABLE FOR DISTRIBUTION

(in thousands of U.S. dollars, except per unit amounts)	Twelve Months Ending September 30, 2014(1)
(unaudited)
Adjusted EBITDA(2)
Adjustments for cash items and estimated maintenance and replacement capital expenditures:
Cash interest expense
Cash interest income
Cash income tax expense
Drydocking capital expenditure reserves(3)
Replacement capital expenditure reserves(3)

Cash available for distribution

Expected distributions:
Distributions per unit
Distributions to our public common unitholders(4)
Distributions to Dynagas Holding common units(4)
Distributions to Dynagas Holding subordinated units(4)
Distributions to General Partner Units

Total distributions(5)

Excess (shortfall)
Annualized minimum quarterly distribution per unit
Aggregate distributions based on annualized minimum quarterly distribution
Percent of minimum quarterly distributions payable to common unitholders
Percent of minimum quarterly distributions payable to subordinated unitholder

(1)	The forecast is based on the assumptions set forth in "—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions."

(2)
Adjusted EBITDA is defined as earnings before interest and finance costs, net of interest income,  and gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred).  Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. We believe that Adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary amongst other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Adjusted EBITDA to net income (loss) and net cash provided by operating activities, the most directly comparable U.S.GAAP financial measures for the periods presented.

(in thousands of U.S. dollars)	Twelve Months Ending September 30, 2014
(unaudited)
Net income attributable to Dynagas LNG Partners owners
Depreciation and amortization
Net interest expense (including loss from derivative instruments)
Other financial items, net
Income taxes
Adjusted EBITDA

(3)
Our Partnership Agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent.

(4)	Assumes the underwriters' option to purchase additional common units is not exercised.

(5)	Represents the amount required to fund distributions to our unitholders and our General Partner for four quarters based upon our minimum quarterly distribution rate of $ per unit.

Forecast of Compliance with Debt Covenants.  Our ability to make distributions could be affected if we do not maintain compliance with the financial and other covenants of our financing agreements.  We intend to enter into negotiations with our lenders to amend these credit facilities and, where applicable, to obtain waivers for defaults that have occurred and are continuing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities"  for a further description of our financing arrangements, including these financial covenants.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Our Partnership Agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending           , we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through          , based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves established by our board of directors at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; and

•	provide funds for distributions to our unitholders and to our General Partner for any one or more of the next four quarters;

plus, all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $      per unit, or $       per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our General Partner. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering and the related distribution on the 0.1% General Partner interest is approximately $      million.

There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our Partnership Agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default then exists, under our financing arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a discussion of the restrictions contained in our credit facilities that may restrict our ability to make distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	$ million; plus

•
all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own) after the closing of this offering (provided, that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; plus

•
working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•
interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as a vessel) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•
interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•
all of our "operating expenditures" (which includes estimated maintenance and replacement capital expenditures and is further described below) of us and our subsidiaries (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own) immediately after the closing of this offering; less

•
the amount of cash reserves (including our proportionate share of cash reserves for certain subsidiaries we do not wholly own) established by our board of directors to provide funds for future operating expenditures; less

•	any cash loss realized on dispositions of assets acquired using investment capital expenditures; less

•
all working capital borrowings (including our proportionate share of working capital borrowings by certain subsidiaries we do not wholly own) not repaid within twelve months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $       million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including, but not limited to taxes, employee and director compensation, reimbursement of expenses to our General Partner, repayment of working capital borrowings, debt service payments and payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date shall be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), provided that operating expenditures will not include:

•	deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under "—Capital Expenditures" below);

•	payment of transaction expenses (including taxes) relating to interim capital transactions; or

•	distributions to partners.

Capital Expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. In our Partnership Agreement, we refer to these maintenance and replacement capital expenditures as "maintenance capital expenditures." To the extent, however, that capital expenditures associated with acquiring a new vessel or improving an existing vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with drydocking, modifying an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights) to finance the construction of a replacement vessel and paid in respect of the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our incentive distribution rights), will also be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance and replacement capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our Partnership Agreement will require that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long-term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In our Partnership Agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as "estimated maintenance capital expenditures." The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, See "Our Cash Distribution Policy and Restrictions on Distributions."

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus will have the following effects:

•
it will reduce the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it may reduce the need for us to borrow to pay distributions;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our General Partner; and

•
it will reduce the likelihood that a large maintenance and replacement capital expenditure in a period will prevent our Sponsor from being able to convert some or all of its subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

Capital surplus generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•
sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $      million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $       per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after           , that each of the following tests are met:

•
distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•
the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis and the related distribution on the 0.1% General Partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our General Partner without cause, the subordination period may end before           .

For purposes of determining whether the tests in the bullets above have been met, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.  If the expiration of the subordination period occurs as a result of us having met the tests described above, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

In addition, at any time on or after           , provided that there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units and subject to approval by our conflicts committee, the holder or holders of a majority of our outstanding subordinated units will have the option to convert each subordinated unit into a number of common units determined by multiplying the number of outstanding subordinated units to be converted by a fraction, (i) the numerator of which is equal to the aggregate amount of distributions of available cash from operating surplus (not to exceed adjusted operating surplus) on the outstanding subordinated units ("historical distributions") for the four fiscal quarters preceding the date of conversion (the "measurement period") and (ii) the denominator of which is equal to the aggregate amount of distributions that would have been required during the measurement period to pay the minimum quarterly distribution on all outstanding subordinated units during such four-quarter period; provided, that if the forecasted distributions to be paid from forecasted operating surplus (not to exceed forecasted adjusted operating surplus) on the outstanding subordinated units for the four fiscal quarter period immediately following the measurement period ("forecasted distributions"), as determined by the conflicts committee, is less than historical distributions, then the numerator shall be forecasted distributions; provided, further, however, that the subordinated units may not convert into common units at a ratio that is greater than one-to-one. If the option to convert the subordinated units into common units is exercised as described above, the outstanding subordinated units will convert into the prescribed number of common units and will then participate pro rata with other common units in distributions of available cash.

Definition of Adjusted Operating Surplus

Operating surplus for any period generally means:

•
operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under "—Operating Surplus and Capital Surplus—Definition of Operating Surplus" above); less

•
the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; less

•
the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) over that period not relating to an operating expenditure made during that period; plus

•
the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; plus

•
the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) over that period required by any debt instrument for the repayment of principal, interest or premium; plus

•
the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Removal of Our General Partner on the Subordination Period

If the unitholders remove our General Partner other than for cause and units held by our General Partner and its affiliates are not voted in favor of such removal:

•
the subordination period will end and each subordinated unit will immediately convert into one common unit and will then participate pro rata with the other common units in distributions of available cash;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our General Partner will have the right to convert its General Partner interest and its incentive distribution rights into common units or to receive cash in exchange for that interest.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•
first, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•
second, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•
third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in "—General Partner Interest" and "—Incentive Distribution Rights" below.

The preceding paragraph is based on the assumption that our General Partner maintains its 0.1% General Partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in "—General Partner Interest" and "—Incentive Distribution Rights" below.

The preceding paragraph is based on the assumption that our General Partner maintains its 0.1% General Partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

Our Partnership Agreement provides that our General Partner initially will be entitled to 0.1% of all distributions that we make prior to our liquidation. Our General Partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 0.1% General Partner interest if we issue additional units. Our General Partner's 0.1% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our General Partner does not contribute a proportionate amount of capital to us in order to maintain its 0.1% General Partner interest. Our General Partner will be entitled to make a capital contribution in order to maintain its 0.1% General Partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our General Partner will hold the incentive distribution rights following completion of this offering. The incentive distribution rights may be transferred separately from our General Partner interest, subject to restrictions in the Partnership Agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our General Partner's merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our General Partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to           . See "The Partnership Agreement—Transfer of Incentive Distribution Rights." Any transfer by our General Partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our General Partner in the following manner:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until each unitholder receives a total of $ per unit for that quarter (the "first target distribution");

•
second, 85.0% to all unitholders, pro rata, 0.1% to our General Partner and 14.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $  per unit for that quarter (the "second target distribution");

•
third, 75.0% to all unitholders, pro rata, 0.1% to our General Partner and 24.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $   per unit for that quarter (the "third target distribution"); and

•	thereafter, 50.0% to all unitholders, pro rata, 0.1% to our General Partner and 49.9% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that our General Partner maintains its 0.1% General Partner interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our General Partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders, our General Partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assume that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest.

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$99.9. %	0.1%	0.0%
First Target Distribution	up to $	99.9%	0.1%	0.0%
Second Target Distribution	above $ up to $	85.0%	0.1%	14.9%
Third Target Distribution	above $ up to $	75.0%	0.1%	24.9%
Thereafter	above $	50.0%	0.1%	49.9%

General Partner's Right to Reset Incentive Distribution Levels

Our General Partner, as the initial holder of all of our incentive distribution rights, has the right under our Partnership Agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our General Partner would be set. Our General Partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our General Partner are based may be exercised, without approval of our unitholders or the conflicts committee of our board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the target distribution levels our General Partner and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our General Partner that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our General Partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our General Partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our General Partner of incentive distribution payments based on the target cash distributions prior to the reset, our General Partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the "cash parity" value of the average cash distributions related to the incentive distribution rights received by our General Partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. We will also issue an additional amount of General Partner Units in order to maintain the General Partner's ownership interest in us relative to the issuance of the additional common units.

The number of common units that our General Partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our General Partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•
second, 85.0% to all unitholders, pro rata, 0.1% to our General Partner and 14.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•
third, 75.0% to all unitholders, pro rata, 0.1% to our General Partner, and 24.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to           % of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 0.1% to our General Partner and 49.9% to the holders of the incentive distribution rights, pro rata.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders, our General Partner and the holders of the incentive distribution rights at various levels of cash distribution levels pursuant to the cash distribution provision of our Partnership Agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $          .

	Marginal Percentage Interest in Distribution
	Quarterly Distribution per Unit Prior to Reset	Unitholders	General Partner	Holders of IDRs	Quarterly Distribution per Unit following Hypothetical Reset
Minimum Quarterly Distribution		$99.9.0%	0.1%	0%	$
First Target Distribution	up to $	99.9.0%	0.1%	0%	Up to $ (1)
Second Target Distribution	above $ up to $	85.0%	0.1%	14.9%	above $ up to $ (2)
Third Target Distribution	above $ up to $	75.0%	0.1%	24.9%	above $ up to $(3)
Thereafter	above $	50.0%	0.1%	49.9%	above $ (3)
__________
(1)           This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)           This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)           This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the General Partner and the holders of the incentive distribution rights based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that there are           common units and          General Partner Units outstanding, representing a 0.1% general partner interest, outstanding, and that the average distribution to each common unit is $          for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

General Partner and IDR Holders Cash Distributions Prior to Reset
	Quarterly Distribution per Unit Prior to Reset	Common Unitholders Cash Distributions Prior to Reset	Additional Common Units	0.1% General Partner Interest	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	$	$		$	$	$	$
First Target Distribution	$
Second Target Distribution	$
Third Target Distribution	$
Thereafter	$
	$	$	$	$	$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the General Partner and the holders of the incentive distribution rights with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are  common units and  General Partner Units outstanding, and that the average distribution to each common unit is  . The number of additional common units was calculated by dividing (x) $ as the average of the amounts received by the General Partner in respect of their incentive distribution rights, for the two quarters prior to the reset as shown in the table above by (y) the $ of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

General Partner and IDR Holders Cash Distributions After Reset
	Quarterly Distribution per Unit After Reset	Common Unitholders Cash Distributions After Reset	Additional Common Units	0.1% General Partner Interest	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	$	$		$	$	$	$
First Target Distribution	$
Second Target Distribution	$
Third Target Distribution	$
Thereafter	$
	$	$	$	$	$	$	$

Assuming that it continues to hold a majority of our incentive distribution rights, our General Partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our Partnership Agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until the minimum quarterly distribution is reduced to zero, as described below;

•
second, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our General Partner maintains its 0.1% General Partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

The Partnership Agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the units, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our General Partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the target distribution levels to zero, we will then make all future distributions 50% to the holders of units, 0.1% to our General Partner and 49.9% to the holders of the incentive distribution rights (initially, our General Partner). The 0.1% interests shown for our General Partner assumes that our General Partner maintains its 0.1% General Partner interest.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price, would each be reduced to 50% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the Partnership Agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below. If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

•
second, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 49.9% to holders of incentive distribution rights and 0.1% to our General Partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•
first, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•
second, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•
third, 99.9% to the subordinated unitholders and 0.1% to our General Partner, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	thereafter, 50.0% to all unitholders, pro rata, 49.9% to holders of incentive distribution rights and 0.1% to our General Partner.

The immediately preceding paragraph is based on the assumption that our General Partner maintains its 0.1% General Partner interest and that we do not issue additional classes of equity securities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

We were formed on May 30, 2013 by our Sponsor as a new LNG carrier subsidiary focused on owning and operating LNG carriers that are employed on long-term charters of three or more years with international energy companies.  Prior to the completion of this offering, we will complete a series of formation transactions that are described in the section of the prospectus entitled "Summary—Formation Transactions", including the acquisition of certain subsidiaries of our Sponsor that have interests in the LNG carriers in our Initial Fleet, or the Sponsor Controlled Companies.  Upon the closing of the offering, our business will be a direct continuation of the Sponsor Controlled Companies. We do not intend to engage in any business or other activities prior to the closing of the offering, except in connection with our formation. The Sponsor Controlled Companies are limited to entities that are under the control of our Sponsor and its affiliates, and, as such, this acquisition was accounted for as a transaction between entities under common control.  As a result, the financial statements of the Sponsor Controlled Companies along with us from May 30, 2013 (the date of our inception) have been presented using combined historical carrying costs of the assets and liabilities of the Sponsor Controlled Companies, and present the consolidated financial position and results of operations as if Dynagas Partners and the Sponsor Controlled Companies were consolidated for all periods presented.

The following table summarizes our selected historical consolidated financial and other operating data at the dates and for the periods indicated.  The selected historical consolidated financial data in the table as of December 31, 2012 and 2011 and for the years then ended is derived from our audited consolidated financial statements for 2012 and 2011 included elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. The following financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of our Sponsor in the periods for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2012	2011
Income Statement Data:	(In thousands of Dollars)
Voyage revenues	$77,498	$52,547
Voyage expenses (1)	(3,468)	(1,353)
Vessel operating expenses	(15,722)	(11,350)
General and administrative expenses	(278)	(54)
Management fees	(2,638)	(2,529)
Depreciation	(13,616)	(13,579)
Dry-docking and special survey costs	(2,109)	-
Operating income	39,667	23,682
Interest income	1	4
Interest and finance costs	(9,576)	(3,977)
Loss on derivative financial instruments	(196)	(824)
Other, net	(60)	(65)
Net Income	$29,836	$18,820
Earnings per unit, basic and diluted	[ ]	[ ]
Weighted average number of units, basic and diluted	[ ]	[ ]
Balance Sheet Data:
Total current assets	$8,981	$3,453
Vessels, net	466,754	480,370
Total assets	476,275	484,363
Total current liabilities	398,434	439,024
Total Long Term Debt and stockholders' loan, including current portion	380,715	402,189
Total partners' equity	75,175	45,339
Cash Flow Data:
Net cash provided by operating activities	$27,902	$28,974
Net cash used in financing activities	(27,902)	(28,974)
Fleet Data:
Number of vessels at the end of the year	3	3
Average number of vessels in operation (2)	3	3
Average age of vessels in operation at end of period (years)	5.4	4.4
Available days (3)	1,056	1,095
Time Charter Equivalent (6)	70.10	46.75
Fleet utilization (4)	96,2%	100%
Other Financial Data:
Adjusted EBITDA (5)	53,223	37,196

(1)	Voyage expenses include commissions of 1.25% paid to our Manager.

(2)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)
Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, or drydockings.

(4)
We calculate fleet utilization by dividing the number of our Available days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

(5)
Adjusted EBITDA is defined as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred).  Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. We believe that Adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.  The following tables reconcile Adjusted EBITDA to net income (loss) and net cash provided by operating activities, the most directly comparable U.S.GAAP financial measures for the periods presented.

	Year Ended December 31,
	2012	2011
Reconciliation to Net Income	(In thousands of Dollars)
Net Income	$29,836	$18,820
Net interest expense (including loss from derivative instruments)	9,771	4,797
Depreciation	13,616	13,579
Adjusted EBITDA	53,223	37,196

	Year Ended December 31,
	2012	2011
Reconciliation to net cash provided by operating activities:	(In thousands of Dollars)
Net cash provided by operating activities	$27,902	$28,974
Interest Income	(1)	(4)
Interest and finance costs (including loss from derivative instruments)	9,772	4,801
Amortization and write-off of deferred financing fees	(590)	(100)
Deferred revenue	(2,666)	-
Change in fair value of derivative financial instruments	5,692	11,256
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(126)	322
Decrease (increase) in prepayments and other assets	(184)	(245)
Increase (decrease) in due to related party	18,597	(6,567)
Increase (decrease) in trade payables	(3,804)	(307)
Increase (decrease) in accrued liabilities and other payables	701	44
Increase (decrease) in unearned revenue	(2,070)	(978)
Adjusted EBITDA	$53,223	$37,196

(6)
Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all, of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the years presented (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and Available days):

	Year Ended December 31,
	2012	2011

Voyage revenues	$77,498	$52,547
Voyage expenses	(3,468)	(1,353)
Time charter equivalent revenues	74,030	51,194
Total Available days	1,056	1,095
Time charter equivalent (TCE) rate	70,104	46,753

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Historical Consolidated Financial and Operating Data" and the accompanying consolidated financial statements and the related notes included elsewhere in this prospectus.  Amounts relating to percentage variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records.  The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. See "Risk Factors" and "Forward-Looking Statements." In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Our Business

We are a Marshall Islands limited partnership that owns and operates three LNG carriers with an average age of 5.9 years under long-term charters with an average remaining term of 3.8 years as of the date of this prospectus.  We are focused on owning and operating LNG carriers that are employed on long-term charters of three or more years with international energy companies, which provide us with the benefits of stable cash flows and high utilization rates.  We intend to pursue these and other growth opportunities in the LNG shipping industry by leveraging the reputation, expertise and relationships of our management team, our Sponsor, and Dynagas Ltd., our Manager, and other seaborne transportation companies that are beneficially owned by certain members of the Prokopiou Family in identifying attractive vessel acquisition opportunities, maintaining cost-efficient operations and providing reliable seaborne transportation services to international energy companies as part of their LNG logistics chain. In addition, we intend to make further vessel acquisitions from our Sponsor and third parties. For example, pursuant to the Omnibus Agreement that we will enter into with our Sponsor and our General Partner, we will have the right to purchase from our Sponsor:

•
each of the seven Optional Vessels comprising our Sponsor's LNG fleet at any time up to  twelve months following their respective deliveries from the shipyard, which are scheduled to be delivered between 2013 and 2015; and

•	any LNG carriers acquired or employed on charters with an initial term of four or more years after the closing date of this offering.

Please see "Certain Relationships and Related Party Transactions − Omnibus Agreement."

We intend to make minimum quarterly distributions to our unitholders of $             per unit, or $           per unit on an annualized basis. As our fleet expands, our board of directors will evaluate future increases to the minimum quarterly distribution based on our cash flow and liquidity position.

Our Initial Fleet

Our Initial Fleet consists of three LNG carriers, of which, the Clean Force and the Ob River have  been assigned with Lloyds Register Ice Class notation 1A FS  for hull and machinery and are fully winterized, which means that they are designed to call at  ice bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius.

The key characteristics of our Initial Fleet include the following:

•
each vessel is what we believe to be optimally sized with a carrying capacity of approximately 150,000 cbm (which is a medium- to large-size class of LNG carrier) that maximizes their operational flexibility as such vessels are compatible with most existing LNG terminals around the world;

•
each vessel is a sister vessel, which are vessels built by the same yard that share (i) a near-identical hull and superstructure layout, (ii) similar displacement, and (iii) roughly comparable features and equipment;

•
each vessel utilizes a membrane containment system which efficiently which uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and uses the vessel’s hull to directly support the pressure of the LNG cargo. (see "The International Liquefied Natural Gas (LNG) Shipping Industry – The LNG Fleet" for a description of the types of LNG containment systems); and

•	each vessel is double-hulled, which is now standard in the LNG industry.

The following table sets forth additional information about our Initial Fleet as of June 30, 2013:

Vessel Name	Shipyard	Year Built	Capacity (cbm)	Ice Class	Flag State	Charterer
Clean Energy	HHI	2007	149,700	No	Marshall Islands	BG Group
Ob River (1)	HHI	2007	149,700	Yes	Marshall Islands	Gazprom
Clean Force	HHI	2008	149,700	Yes	Marshall Islands	BG Group
____________________
(1)           Formerly named Clean Power.

Our Charters

We intend to principally deploy our vessels on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters.  Under our time charters, hire payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and the customer is responsible for any voyage expenses incurred.  We have secured multi-year fixed rate time charter contracts for the three LNG carriers in our Initial Fleet. The following table summarizes our current long-term charters for the vessels in our Initial Fleet and the expirations and extension options.

Vessel Name	Charterer	Contract Backlog (in millions)	Contract Start Date	Earliest Charter Expiration	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	BG Group	$117.7	February 2012	April 2017	August 2020 (1)
Ob River	Gazprom	$132.7	September 2012	September 2017	May 2018 (2)
Clean Force	BG Group	$72.7	October 2010	September 2016	January 2020 (3)
____________________
(1)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before April 2016.
(2)	Gazprom has the option to extend the duration of the charter by an additional six months until May 2018, on identical terms, upon notice to us before May 2017.
(3)
On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013. BG Group has the option to extend the duration of the charter by an additional three-year term at a further escalated daily rate, which would commence on October 5, 2016, upon notice to us no later than January 5, 2016. The latest expiration date upon exercising of all options is January 2020.

The following table summarizes our contracted charter revenues and contracted days for the vessels in our Initial Fleet assuming the earliest redelivery dates possible under our charters and 365 revenue days per annum per ship and assuming charterers do not exercise any options to extend the time charters of the Clean Force, the Clean Energy and the Ob River.

Contracted Charter Revenues and Days from Time Charters as of December 31, 2012
(in millions of U.S. Dollars, except days and percentages)

	2013	2014	2015	2016	2017
No. of Vessels whose contracts expire (1)	0	0	0	1	2
Contracted Time Charter Revenues (1)	80.8	85.8	85.8	78.4	31.5
Contracted Days	1,095	1,095	1,095	979	368
Available Days	1,095	1,095	1,095	1,095	1,065
Contracted/Available Days	100%	100%	100%	89%	35%

____________________
(1)
Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our LNG carrier charters, and (c) no exercise of any option to extend the terms of those charters except for the option regarding the Clean Force exercised on January 2, 2013.

Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers.  For these reasons, the contracted charter revenue information presented is an estimate and should not be relied upon as being necessarily indicative of future results. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

In the years ended December 31, 2012 and 2011, we received substantially all of our revenues from three charterers, who individually accounted for 58%, 16% and 26% in 2012 as compared to 33%, 30% and 37% in 2011. Historically, we have not experienced any credit losses on our accounts receivable portfolio.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

We were formed on May 30, 2013 by our Sponsor as a new LNG carrier subsidiary focused on owning and operating LNG carriers that are employed on long-term charters of three or more years with international energy companies.  Prior to the completion of this offering, we will complete a series of formation transactions that are described in the section of the prospectus entitled "Summary—Formation Transactions", including the acquisition of certain subsidiaries of our Sponsor that have interests in the LNG carriers in our Initial Fleet, or the Sponsor Controlled Companies.  Upon the closing of the offering, our business will be a direct continuation of the Sponsor Controlled Companies. We do not intend to engage in any business or other activities prior to the closing of the offering, except in connection with our formation. The Sponsor Controlled Companies are limited to entities that are under the control of our Sponsor and its affiliates, and, as such, this acquisition was accounted for as a transaction between entities under common control.  As a result, the financial statements of the Sponsor Controlled Companies along with us from May 30, 2013 (the date of our inception) have been presented using combined historical carrying costs of the assets and liabilities of the Sponsor Controlled Companies, and present the consolidated financial position and results of operations as if Dynagas Partners and the Sponsor Controlled Companies were consolidated for all periods presented.

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•
Upon completion of this offering, our leverage and associated finance expenses will be reduced. We intend to amend certain of our existing financing agreements in connection with this offering, repay certain outstanding debt balances with the proceeds of this offering, and, therefore, expect to have less debt outstanding and lower interest expense upon completion of this offering.  Some of our Sponsor's newbuilding financing term loan facilities have been guaranteed by our subsidiaries. Following the completion of this offering, we may guarantee our Sponsor's obligations under its newbuilding vessel term loan facilities. For descriptions of our existing financing agreements, See "—Liquidity and Capital Resources—Our Borrowing Activities."

•
We intend to increase the size of our fleet by making other acquisitions. Our growth strategy focuses on expanding our fleet through the acquisition of LNG carriers under long-term time charters. For example, pursuant to the Omnibus Agreement that we will enter into with our Sponsor and our General Partner, we will have the right but not the obligation to purchase each of the seven Optional Vessels comprising our Sponsor's LNG fleet at any time up to twelve months following their respective deliveries from the shipyard. We expect that we will purchase the Optional Vessels if we are able to reach an agreement with our Sponsor regarding the purchase price of the vessels. In order to acquire these vessels or any additional vessels, we may need to issue additional equity or incur additional indebtedness.

•
We expect continued inflationary pressure on crew costs. Due to the specialized nature of operating LNG carriers, the increase in size of the worldwide LNG carrier fleet and the limited pool of qualified officers, we believe that crewing and labor related costs will experience significant increases.

•
Our historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in our historical results of operations may not be indicative of our future administrative costs. We have entered into the Management Agreements pursuant to which our Manager provides us certain administrative services, and our Management Agreements allow management fees to be further adjusted upwards if our Manager has incurred a material unforeseen increase in the cost of providing the management services and a performance incentive fee at our discretion.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•
Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases.  During 2007 and 2008, we took delivery of our Initial Fleet consisting of three LNG carriers.  As of December 31, 2012, our fleet consisted of the same three LNG carriers;

•
Charter Rates.  Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by demand and supply for natural gas and  in particular LNG as well as the supply of LNG carriers available for employment.   The charter rates we obtain are also dependent on whether we employ our vessels under-short term charters or long term charters.  Since 2007 we employed our vessels primarily in the short-term chartering market or the "spot" market for LNG vessels which over the last five years has been highly volatile resulting in significant variability in our earnings.   The vessels in our Initial Fleet are currently employed on long term charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on shorter-term charters.  However, we will be exposed to fluctuations in  prevailing charter rates when we seek to recharter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•
BG Group's potential exercise of charter extension. In 2010, we entered into the time charter contract for the Clean Force with the BG Group  at a time when time charter rates were significantly lower than prevailing time charter rates for equivalent periods.   On January 2, 2013, BG Group exercised its option to extend the charter of the Clean Force until 2016 and currently holds another option to extend the duration of the charter until 2019 at a further increased daily rate. BG also holds an option to extend the time charter of the Clean Energy for an additional three years until 2020 at an increased daily rate;

•
Utilization of Our Fleet. The amount of time our vessels spend drydocked undergoing repairs, maintenance or upgrades affects our results of operations. Historically, our fleet has had a limited number of unscheduled off-hire days. In 2012 and 2011 our fleet utilization based on unscheduled off-hire days as a percentage of total operating days for each year was approximately 96.2% and 100% respectively. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our fleet changes, our financial results would be affected;

•	The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs;

•	The timely delivery of the Optional Vessels which are under construction, to our Sponsor and our ability to exercise the options to purchase the seven Optional Vessels;

•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

•	The performance of our charterer's obligations under their charter agreements;

•	The effective and efficient technical management of the ships under our management agreements;

•	Our ability to obtain acceptable debt financing to fund our capital commitments;

•	The ability of our Sponsor to fund its capital commitments and take delivery of the Optional Vessels under construction;

•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer's requirements;

•
Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	Our ability to obtain debt financing to fund our capital commitments in the current difficult credit markets and the likely increase in margins payable to our banks for new debt;

•	The amendment of our existing credit facilities or our entry into new financing agreements;

•	Our access to capital required to acquire additional ships and/or to implement our business strategy;

•	Our level of debt, the related interest expense and the timing of required payments of principal;

•	The level of our general and administrative expenses, including salaries and costs of consultants;

•	Our charterer's right for early termination of the charters under certain circumstances;

•	Performance of our counterparties and our charterer's ability to make charter payments to us; and

•	The level of any distribution on our common and subordinated units.

See "Risk Factors" for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Time Charter Revenues. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter.  Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except when off-hire. Revenues are affected by time charter hire rates and the number of days a vessel operates.

Off-hire (Including Commercial Waiting Time).  When a vessel is "off-hire"—or not available for service—the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, off-hire, for several reasons: scheduled drydocking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational deficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire.  We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days and with a maximum period of 120 days.

Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses, agency fees and brokerage commissions. Under our time charter arrangements, the charterer pays substantially all of the voyage expenses, which are primarily fuel and port charges. Voyage expenses are typically paid by the customer under time charters. Voyage expenses are paid by the ship-owner during periods of off-hire and are recognized when incurred. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of drydocking.   Voyage expenses can be higher when vessels trade in the short term chartering market or the "spot" market due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. These commissions do not include the fees we pay to our Manager, which are described below under "—Management Fees".

Available  Days.                                Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, or drydockings

Average Number of Vessels. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

Fleet utilization. We calculate fleet utilization by dividing the number of our Available days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

Vessel Operating Expenses. Vessel's operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses.   Vessel's operating expenses also include all peripheral expenses incurred while vessels perform their classification special survey and dry docking such as spare parts, port dues, tugs, service engineer attendance etc. Vessel operating expenses are paid by the ship-owner under time charters and are recognized when incurred.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we drydock our vessels at least every 60 months until the vessel is 15 years old, after which drydocking takes place at least every 30 months thereafter as required for the renewal of certifications required by classification societies. Special survey and drydocking costs (mainly shipyard costs, paints and class renewal expense) are expenses as incurred.  The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures. We expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. All three vessels in our fleet completed their scheduled special survey and dry-docking repairs in 2012.

Depreciation. We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives which we estimate to be 35 years from their initial delivery from the shipyard. Vessel's residual value is estimated as 12% of the initial vessel cost and represents Management's best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life.  The assumptions made reflect our experience, market conditions and the current practice in the LNG industry however they required more discretion since there is a lack of historical references in scrap prices of similar type of vessels.

Interest and Finance Costs We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest and finance costs. Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or refinance ships. During construction of a newbuilding vessel, interest expense incurred is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing credit facilities, which are deferred and amortized to interest and finance costs using the effective interest method. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings.  For a description of our existing credit facilities see "Our Borrowing Activities."

Vessels Lives and Impairment. Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals as considered necessary.

Insurance

Hull and Machinery Insurance. We have obtained hull and machinery insurance on all our vessels to insure against marine and war risks, which include the risks of damage to our vessels, salvage and towing costs, and also insures against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel. The agreed deductible on each vessel averages $500,000.

Loss of Hire Insurance. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 120 days. The number of deductible days for the vessels in our fleet is 14 days per vessel.

Protection and Indemnity Insurance. Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Our current protection and indemnity insurance coverage is unlimited, except for pollution, which is limited to $1 billion per vessel per incident.

Customers/Charterers

Historically, we have derived nearly our revenues from a wide range of charterers since as a result of our vessels initially trading in the short term time charter market from delivery in 2007-2008 to 2012. For the year ended December 31, 2012 and December 31, 2011, we received all our revenues from three charterers:

Charterer	2012	2011
BG Group	58%	33%
Gazprom	16%	30%
Qatar Gas	26%	37%
	100%	100%

Results of Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011

During the year ended December 31, 2012 and 2011, we had an average of three vessels in our fleet.  In the year ended December 31, 2012 our fleet Available days totaled 1,056 days as compared to 1,095 days in the twelve month period ended December 31, 2011, the decrease of 3.6% attributable to our LNGs scheduled dry-docking repairs completed in 2012. Operating days are the primary driver of voyage revenue and vessels operating expenses.

Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Time charter revenues	$77,498	$52,547	$24,951	47.5%

Total revenues increased by 47.5%, or $25 million, to $77.5 million during the year ended December 31, 2012, from $52.5 million during the year ended December 31, 2011.  The increase in revenues was primarily attributable to an increase in time charter rates for two of our vessels.  The Clean Energy in 2011 was employed on a time charter contract concluded in 2010, which was at historically low levels and which ended in the first quarter of 2012.  The Clean Energy was subsequently employed under its present time charter contract at a significantly higher time charter rate, delivery of which took place in February 2012.  The increase in revenues was also attributable to the increase in the time charter rates attained by the Clean Power which was employed on a historically low time charter rate in the first quarter of 2011 and subsequently was employed at a higher rate until September 2012.  In September 2012, the Clean Power was employed on its present time charter contract at a rate which is 15% higher than the charter rate under its previous charter.

Voyage Expenses. The following table sets forth details of our voyage expenses for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Commissions	819	446	373
Bunkers	1,361	117	1,244
Port Expenses	307	152	155
Voyage Expenses	$2,487	$715	$1,772	247.8%

Voyage expenses increased by 247.8%, or $1.8 million, to $2.5 million during the year ended December 31, 2012 from $0.7 million during the year ended December 31, 2011. The increase is mainly attributable to the fact that during the year ended December 31, 2012 all of our three vessels underwent their mandatory special survey and dry-docking survey and as a result incurred $1.4 million in bunker expenses in connection with positioning the vessels to the shipyards compared to negligible bunker expense for 2011.  The increase was also attributable to the increase of $0.4 million in commissions paid to third party brokers in the year ended December 31, 2012 as a result of the higher time charter revenues during 2012 and to port expenses payable during the vessel's mandatory drydocking and special survey.

Voyage Expenses – related party. The following table sets forth details of our voyage expenses paid to our Manager for commercial services. For the years ended December 31, 2012 and 2011 pursuant to the management agreements under which Dynagas Ltd. earns 1.25% commission on gross time charter income:

	Year Ended December 31,
	2012	2011	Change	%Change
	(in thousands of U.S. dollars)
Voyage Expenses – related party (commissions)	981	638	343	53.8%

Voyage expenses paid to related party increased by 53.8% or $0.3 million, to $1 million during the year ended December 31, 2012 from $0.6 million during the year ended December 31, 2011.  The increase was attributable to the higher time charter revenues during 2012.

Vessels' Operating Expenses. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Crew wages and related costs	9,755	8,040	1,715
Insurance	1,488	1,587	(99)
Spares and consumable stores	2,561	1,102	1,459
Repairs and maintenance	1,340	356	984
Tonnage taxes	18	28	(10)
Other operating expenses	560	237	323
Total	$15,722	$11,350	$4,372	38.5%

Vessels' operating expenses increased by 38.5%, or $4.4 million, to $15.7 million during the year ended December 31, 2012 from $11.4 million during the year ended December 31, 2011. The increase was primarily attributable to the increase in spares and consumables stores and peripheral maintenance and repair expenses related to the dry-docking of our three vessels in 2012.  Peripheral expenses for dry docking include all expenses related to the drydocking of the vessel, except for shipyard, paint and classification society survey cost such as spare parts, service engineer attendances, stores and consumable stores which totaled to $1.7 million.  The increase is also attributable to an increase in crew wages and related costs of $1.7 million to $9.8 million during the twelve month period ended December 31, 2012 from $8 million during the year ended December 31, 2011 as a result of continued inflationary crew costs and increased training expenses.

General and Administrative Expenses. The following table sets forth details of our general and administrative expenses for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
General and administrative costs	$278	$54	$224	414.8%

General and administrative expenses increased by 414.8%, or $0.2 million, to $0.3 million during the year ended December 31, 2012, from less than $0.1 million during the year ended December 31, 2011. The increase in the year ended December 31, 2012 is mainly attributable to the expenses incurred in connection with the preparations for the initial public offering, which were expensed as incurred.

Management Fees. The following table sets forth details of our management fees for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Management fees	$2,638	$2,529	$109	4.3%

Management fees increased by 4.3%, or $0.1 million, to $2.6 million during the year ended December 31, 2012, from $2.5 million during the year ended December 31, 2011. The increase in the year ended December 31, 2012 is attributable to the year-to-year increase in management fees payable to our Manager.

Depreciation. The following table sets forth details of our depreciation expense for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Depreciation	$13,616	$13,579	$37	0.3%

Depreciation expense remained substantially the same during the year ended December 31, 2012 compared to the year ended December 31, 2011.

Drydocking and Special survey costs. The following table sets forth details of our drydocking and special survey expenses for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Drydocking and Special Survey Costs	$2,109	$-	$2,109	100%

Dry-docking and special survey costs  comprised of the repair cost paid to the yards, paints and class expenses and are expensed in the period incurred. Costs relating to routine repairs and maintenance are also expensed as incurred and are included in "Vessel Operating Expenses". All our vessels completed their scheduled drydocking and special surveys during the year ended December 31, 2012. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and every two and a half years within their following useful life.

We drydock our vessels when the next special survey becomes due, ranging about 60 months from the date of delivery from the shipyard. As we drydocked  all our Initial Fleet  in 2012 we expect the next schedule drydockings to occur in 2017, 2017 and 2018 for the Clean Energy, Ob River and Clean Force respectively.  We expect that our initial fleet will average 15 days on drydock per ship, at which time we perform class renewal surveys and make any necessary repairs or retrofittings.

Interest Income. Interest income for the year ended December 31, 2012 of $0.001 million was substantially similar to interest income of $0.004 million for the year ended December 31, 2011.

Interest and Finance Costs. The following table sets forth details of our interest and finance costs for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Interest on long-term debt	8,551	3,794	4,757
Amortization and write-off of financing fees	590	100	490
Commitment fees	372	54	318
Other	63	29	34
Total	$9,576	$3,977	$5,599	140.8%

Interest and finance costs increased by 140.8%, or $5.6 million, to $9.6 million during the twelve month period ended December 31, 2012, from $4 million during the twelve month period ended December 31, 2011. The interest expense increased by $4.8 million to $8.6 million during the twelve month period ended December 31, 2012, from $3.8 million during the twelve month period ended December 31, 2011. The increase is mainly attributable to the higher average debt balance and interest margin costs during the twelve month period ended December 31, 2012 as compared to the twelve month period ended December 31, 2011 as a result of the refinancing of the Clean Energy and Ob River in 2012.  The increase  in the amortization and write-off of financing fees  by $0.5 million is attributable to financing fees incurred in connection with the refinancing of Clean Energy and Ob River in 2012 and the increase in commitment fees of $0.3 million attributable to our refinancing activities during the year ended December 31, 2012.

During the year ended December 31, 2012, we had an average of $369.2 million of outstanding indebtedness with a weighted average interest rate of 2.3%, and during the year ended December 31, 2011, we had an average of $295.6 million of outstanding indebtedness with a weighted average interest rate of 1.3%.

Realized and Unrealized Loss on Derivative Financial Instruments. The following table sets forth details of our realized and unrealized loss on derivative instruments for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Realized and Unrealized Loss on Derivative Financial Instruments	$196	$824	$(628)	(76.2)%

The loss on derivative financial instruments during the years ended December 31, 2012 and December 31, 2011, respectively, was primarily related to realized and unrealized losses on three interest rate swap contracts of $285.6 million notional amount due to declining long-term interest rates.  These three interest rate swap agreements matured in March, July and June 2012, resulting to a decrease of $0.6 million in the loss from derivative financial instruments to $0.2 million during the twelve month period ended December 31, 2012, as compared to $0.8 million during the twelve month period ended December 31, 2011.

Other. Other Income decreased to $0.06 million during the twelve month period ended December 31, 2012, from $0.07 million during the twelve month period ended December 31, 2011.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and through our Sponsor have historically financed the purchase of LNG carriers through a combination of equity capital, operating cash flows, borrowings from commercial banks and shareholder loans.  Our liquidity requirements relate to servicing our debt and funding capital expenditures and working capital.  The majority of our revenues are generated from chartering our vessels and we receive charter payments monthly in advance.  The majority of our operating costs are paid on a monthly basis.  We frequently monitor our capital needs by projecting our upcoming income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns.  Our short-term liquidity requirements relate to funding working capital, including vessel operating expenses and payments under our management agreements.  Our long-term liquidity requirements relate to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt.

We expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings.  In addition to paying distributions to our unitholders, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Because we will distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our principal uses of funds have been capital expenditures to establish and grow our fleet, comply with international shipping standards, environmental laws and regulations and fund working capital requirements. In monitoring our working capital needs, we project our charter hire income and vessels' maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.   Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars. We have not made use of derivative instruments other than for interest rate risk management purposes.

As of December 31, 2012, we had restricted cash of $6.8 million which increased by  $4.5 million,  or 191.9%, compared to  $2.3 million, as of December 31, 2011, primarily due to cash generated from operating activities.

As of December 31, 2012, we had an aggregate of $380.7 million of indebtedness outstanding under various credit agreements, and no unused line of credit or available facility. In January 2012, we refinanced our secured loan facility of the Clean Energy for an amount of $150 million.  In February 2012 we refinanced our secured loan facility of the Ob River for an amount of $193 million.  As of June 30, 2013, we had an aggregate of $359.0 million of indebtedness outstanding under our three credit agreements, of which $43.3 million is repayable within one year.  See "—Our Borrowing Activities".  In connection with this offering, we expect to amend our existing vessel financing agreements.

As of December 31, 2012 and 2011, we were in breach of certain liquidity and restrictive covenants contained in the loan agreements, which constitute events of default and may result in our lenders requiring immediate repayment of the loans or foreclosing their liens on the vessels securing these loans.  As of the date of this prospectus, none of our lenders have declared an event of default under our loan agreements, nor have they exercised any remedy afforded to them under our loan agreements as a result of such breaches.  We intend to enter into negotiations with our lenders to amend the affected facilities and where applicable to obtain waivers. We expect that the lenders will not demand payment of the loans before their maturity, provided that we pay scheduled loan installments and interest as they fall due under the existing credit facilities. We plan to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations.  As a result of this non-compliance, as of December 31, 2012, all of our outstanding debt was classified as a current liability.  A violation of any of the financial covenants contained in our credit facilities described above constitutes an event of default under our credit facilities, which, unless cured under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. Our independent registered public accounting firm has issued its opinion with an explanatory paragraph in connection with our financial statements included in this prospectus that expresses substantial doubt about our ability to continue as a going concern. See Note 3 to our consolidated financial statements included in this prospectus.

We estimate that we will spend in total approximately $5.0 million for drydocking and classification surveys for the three vessels in our fleet in during the five-year period following this offering. We expect the next scheduled drydockings to occur in 2017 and 2018.  As our fleet matures and expands, our drydocking expenses will likely increase. We also anticipate costs for compliance with environmental regulations such as compliance with low sulfur regulations and installation of ballast water treatment plants on our vessels. We anticipate that we will spend approximately $10 million to comply with low sulphur regulations and install ballast water treatment plants during the five year period following this offering.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $389.5 million as of December 31, 2012, compared to a working capital deficit of $435.6 million as of December 31, 2011. The deficit increase is mainly due to the reclassification of long term debt to current liabilities.  If we were not in breach of certain of our loan covenants contained in our loan agreements, and we had not classified the relevant bank loans as current liabilities, our working capital would result to a deficit of $60.6 million and $175.2 million, as of December 31, 2012 and 2011, respectively.

Based on our fixed-rate charters, we believe we will generate sufficient cash from operations to make the required principal and interest payment on our indebtedness, provide for the normal working capital requirements and remain in a positive cash position in 2013.

Estimated Maintenance and Replacement Capital Expenditures

Our Partnership Agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $ million per year, which is composed of $ million for drydocking and $ million, including financing costs, for replacing our vessels at the end of their useful lives.  The $ million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long-term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
	2012	2011
	(in thousands of U.S. dollars)
Net cash provided by operating activities	27,902		28,974
Net cash used in investing activities	-	-
Net cash provided by (used in) financing activities	(27,902)	-	(28,974)
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	$-		-

Net Cash Provided by Operating Activities. Net cash flows provided by operating activities decreased by $1.1 million, or 3.7%, to $27.9 million for the year ended December 31, 2012, compared to $29 million for the year ended December 31, 2011. The decrease is primarily attributable to the settlement of amounts due to our Managers and the Prokopiou Family, mitigated by the increase in cash generated from charter revenues.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was nil in the years ended December 31, 2012 and December 31, 2011.

Net Cash Provided by (Used in) Financing Activities. Net cash used in financing activities was $27.9 million for the year ended December 31, 2012, consisting mainly of debt repayment of  $124.9 million,  $116.6 million in outstanding principal in connection with the unsecured loan given to us by Prokopiou Family in previous years, payment of $2 million in financing costs and an increase of $4.5 million in restricted cash, which were offset by the proceeds from the refinancing of Ob River and Clean Energy of $220 million.

Net cash used in financing activities was $29.0 million for the year ended December 31, 2011 consisting of principal payments of $22.5 million and partial repayment of $23.4 million of the unsecured loan given to us by the Prokopiou Family in previous years which was offset by a reduction of $17 million in restricted cash.

Our Borrowing Activities

Loan Agreements	Amounts Outstanding as of December 31,
(In millions of U.S. dollars)	2012	2011
$128 Million Clean Force Credit Facility	$87,625	$96,125
$129.75 Million Clean Energy Credit Facility	-	$95,550
$150 Million Clean Energy Credit Facility	$139,500	-
$193 Million OB River Credit Facility	$153,590	$93,930

Total interest bearing debt	$380,715	$285,605

Loan Agreements

$128 Million Clean Force Credit Facility

On May 9, 2006 we entered into a $128 million secured twelve credit facility with The Royal Bank of Scotland NV (ex ABN Amro Bank NV), to partly finance the acquisition of the Clean Force.  This facility bears interest at LIBOR plus a margin and is repayable in 48 consecutive quarterly installments of $2.1 million each over 12 years plus a balloon payment of $26 million due at maturity.  This facility is secured by, among other things, a first priority mortgage over the Clean Force.   As of June 30, 2013 and December 31, 2012, the outstanding balance of this facility was $83.4 million and $87.6 million, respectively, and we had no undrawn available credit.

$129.75 Million Clean Energy Credit Facility

On May 9, 2005 we entered into a $129.75 million secured credit facility with The Royal Bank of Scotland plc. to partly finance the acquisition of the  Clean Energy.  This facility bears interest at LIBOR plus a margin. This facility was repayable in 40 consecutive quarterly installments of $1.8 million each, plus a balloon payment of $57.8 million due at maturity in 2017.  As of December 31, 2011, the outstanding balance of this facility was $95.6 million, respectively, which was subsequently repaid and refinanced in full on March 2012 upon our entrance into the $150 Million Clean Energy Credit Facility.

$150 Million Clean Energy Credit Facility

On January 30, 2012, we entered into a secured loan facility for up to $150 million with Credit Suisse to refinance our $129.75 Million Clean Energy Credit Facility.  This facility bears interest at LIBOR plus a margin, and is repayable in 20 consecutive quarterly installments of $3.5 million each, plus a balloon payment of $80 million due at maturity.  This facility is secured by, among other things, a first priority mortgage over the Clean Energy and a 2005-built panamax tanker which is beneficially owned by certain members of the Prokopiou Family. As of June 30, 2013 and December 31, 2012, the outstanding balance of this facility was $132.5 million and $139.5 million, respectively, and we had no undrawn available credit.

$193 Million OB River Credit Facility

On October 20, 2005 we entered into a ten-year $123 million credit facility with The Royal Bank of Scotland plc to partly finance the acquisition of the OB River (formerly, the Clean Power), which we refer to as the First OB River Credit Facility. On February 29, 2012, we amended and restated the First OB River Credit Facility to refinance our indebtedness under the loan by increasing the amount available to $193 million.  This facility bears interest at LIBOR plus a margin and is repayable in two tranches. Under the first tranche, $92.2 million of existing debt is repayable in 22 quarterly installments of $1.7 million each over 5.5 years, with a balloon payment of $54.6 million due in July 2017.  Under the second tranche, $70.0 million of new indebtedness is repayable in 20 quarterly installments of $3.5 million each, beginning October 2012.  This facility is secured by, among other things, a first priority mortgage over the OB River.  As of June 30, 2013 and December 31, 2012, the outstanding balance of this facility was $143.2 million and $153.6 million, respectively, and we had no undrawn available credit.

$140 Million Shareholder Loan

On February 9, 2004, we entered into a $140 million unsecured credit facility with a corporation owned  by certain members of the Prokopiou Family.  We used the proceeds from this facility to partially finance the construction costs of the vessels in our Initial Fleet and for working capital to fund general corporate purposes. This facility bore no interest, and was fully repaid in April 2012.

$30 Million Revolving Credit Facility with Dynagas Holding Inc.

In connection with the closing of this offering, our Sponsor will provide us with a $30.0 million revolving credit to be used for general corporate purposes, including working capital. This revolving credit facility will have a term of five years and will bear interest at LIBOR plus a margin of 3.0%. This credit facility will have customary financial and other covenants and provisions, which may constitute an event of default.

Covenants

Our credit facilities are generally secured by:

•	first priority mortgages on our vessels and a certain tanker vessels beneficially owned by the Prokopiou Family;

•	guarantees by Dynagas Ltd.;

•	assignments of the earnings, insurances and requisition compensation of our vessels;

•	pledges of the operating accounts of our vessels; and

•	assignments of rights and interests in charterparty agreements.

Our credit facilities generally contain financial covenants which require us, among other things, to:

•	maintain minimum liquidity of $30 million;

•
maintain an asset coverage ratio of between 125% and 130%, depending on the credit facility, and to provide additional security, deposit additional cash as collateral or partially prepay the loan if the market value of the applicable mortgaged vessel falls below the amounts required to meet these percentages;

•	deposit $15 million as collateral into a reserve account at any time the Clean Force is not operating under an approved charter.

Our credit facilities also contain restrictive covenants which may limit, among other things, our, and our subsidiaries' ability to:

•	pay dividends to unitholders or shareholders, as applicable;

•	incur additional indebtedness, create liens or issue guarantees;

•	charter our vessels or change the terms of our existing charter agreements;

•	sell, transfer or lease our assets or vessels or the shares of our vessel-owning subsidiaries;

•	make investments and capital expenditures;

•	reduce our share capital; and

•	undergo a change in ownership or Manager.

A failure to comply with the covenants in our loan agreements could result in a default under those agreements and under other debt agreements containing cross-defaults provisions.

We intend to enter into negotiations with our lenders to amend the affected facilities and where applicable to obtain waivers. We expect that the lenders will not demand payment of the loans before their maturity, provided that we pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We plan to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations.

Violation of Financial Covenants under Certain of our Credit Facilities

A violation of any of the financial covenants contained in our credit facilities described above constitutes an event of default under our credit facilities, which, unless cured under the applicable credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

As of December 31, 2012, we were not in compliance with certain restrictive and financial covenants in our $128 Million Clean Force Credit Facility, $150 Million Clean Energy Credit Facility and $193 Million Ob River Credit Facility. In addition, we were not in compliance with the minimum liquidity requirement in our $193 Million Ob River Credit Facility, which requires us to maintain minimum liquidity of $30 million.

As a result of the non-compliance described above, as of December 31, 2012, all of our outstanding debt was classified as a current liability.   As of June 30, 2013, we have not obtained waivers from our lenders for non-compliance with these covenants, nor have our lenders declared an event of default. We intend to enter into negotiations with our lenders to amend these facilities and where applicable obtain waivers. However we believe that our lenders will not demand payment of the loans before their maturity, provided that we pay scheduled loan installments and interest as they fall due under the existing credit facilities. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, with respect to the aforementioned non-compliances, or that we will be able to refinance or restructure any such indebtedness. If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities. We plan to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations.

Furthermore, one of our credit facilities contains a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

In addition, under the terms of our credit facilities, we may be prohibited from making cash distributions to our unitholders. See "Our Cash Distribution Policy and Restrictions on Distributions."

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2012:

	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of Dollars)
Long Term Debt (1)	$380,715	$43,340	$86,680	$205,570	$45,125
Interest on long term debt (2)	30,893	8,549	14,077	7,346	921
Management Fees & commissions payable to the Manager (3)	28,891	3,749	7,868	7,456	9,818
Total	$440,499	$55,638	$108,625	$220,372	$55,864

___________________

(1)
As further discussed in Note 7 to our consolidated financial statements, the outstanding balance of our long-term debt at December 31, 2012, was $380.7 million. The loans bear interest at LIBOR plus margin. The contractual obligations table above sets forth our loan repayment obligations as required under our loan facilities as of December 31, 2012 per the original terms of loan agreement payments due by period, without taking into consideration the classification of outstanding debt under current liabilities following the non compliances discussed in Note 3 and Note 7 of the accompanying audited consolidated financial statements.

(2)
Our long-term debt outstanding as of December 31, 2012 bears variable interest at margin ranging from over LIBOR. The calculation of interest payments has been made assuming interest rates based on the 3-month LIBOR as of December 31, 2012 and our various applicable margin rates ranging from 0.95% to 2.65%.

(3)
On December 21, 2012, we entered into new management agreements with the Manager effective from January 1, 2013 with an eight year term pursuant to which we agreed to pay a management fee of $2,500 per day with an annual increase of 3%, subject to further annual increases to reflect material unforeseen cost increases and a performance incentive fee at our discretion.  The Management Agreements also provide for commissions of 1.25% over charter-hire revenues arranged by the Manager, including revenues earned under an option to extend the charterparty of Clean Force until September 2016, which was exercised on January 2, 2013. The agreements will  terminate automatically after a change of control of the owners and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

 Other Guarantees

We have provided guarantees to the banks financing four of the Optional Newbuilding Vessels, the Yenisei River, the Lena River, the Clean Ocean and the Clean Planet, through the three wholly owned vessel owning subsidiaries comprising our Initial Fleet and the holding company which owns the three wholly owned vessel owning subsidiaries. Furthermore, in case we choose not to exercise our right to purchase each of the four Optional Vessels for which we have provided guarantees, our Sponsor will have the obligation for as long as we provide these guarantees, to reimburse us with an annual fee of          paid on a quarterly basis on the respective outstanding loan amount.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our right to purchase each Optional Newbuilding Vessels upon entering into the Omnibus Agreement in connection with this offering), we assess potential acquisition opportunities on a regular basis.

Pursuant to the Omnibus Agreement that we intend to enter into with our Sponsor and our General Partner, we will also have the opportunity to purchase any LNG carriers acquired or placed under contracts with an initial term of four or more years after the closing date of this offering. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management. We accomplish this by entering into appropriate derivative instruments and contracts to maintain the desired level of risk exposure.

Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates and interest rates as described below.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long term debt. Our debt usually contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase our interest expense and adversely impact our future earnings.   In the past we have managed this risk by entering into interest rate swap agreements in which we exchanged fixed and variable interest rates based on agreed upon notional amounts. We have used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We expect our sensitivity to interest rate changes to increase in the future since all of our interest rate swaps matured during 2012. As of December 31, 2012, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $380.7 million since there was no interest rate swap effective as of that date.  As of December 31, 2011 we were not exposed to floating interest rates.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income and cash flows during the year ended December 31, 2012 by approximately $3.8 million based upon our debt level during 2012 and excluding any effect of our matured interest rate swap instruments.    We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of the Optional Newbuilding Vessels.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, drydocking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. It is anticipated that insurance costs, which have increased over the last three years, will continue to rise over the next few years and rates may exceed the general level of inflation. LNG transportation is a specialized area and the number of vessels has increased rapidly. Therefore, there has been an increased demand for qualified crews, which has, and may continue to, put inflationary pressure on crew costs.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating, voyage and the majority of our drydocking related expenses, primarily ship repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2012, we incurred approximately 19.5% of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar as compared to 3.8% for the year ended December 31, 2011. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods.   As of December 31, 2012 and 2011, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.

We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk

The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and independent and government-owned gas producers. As of December 31, 2012 and 2011, three charterers accounted for substantially all of our revenues.

Charterer	2012	2011
BG Group	58%	33%
Gazprom	16%	30%
Qatar Gas	26%	37%
	100%	100%

Ongoing credit evaluations of our charterers are performed and generally do not require collateral in our business agreements. Typically, under our time charters, the customer pays for the month's charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Critical Accounting Policies and estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. We are an "emerging growth company," as defined in the JOBS Act, and for as long as we take advantage of the reduced reporting obligations, including the extended transition period for complying with new or revised accounting standards under Section 102 of the JOBS Act, the information that we provide to our unitholders may be different from information provided by other public companies. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Time Charter Revenues

We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter.  Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to vessel's operations, the cost of which is included in the daily hire rate, except when off-hire. Revenues are affected by hire rates and the number of days a vessel operates.

Our time charter revenues are driven primarily by the number of vessels in our fleet, the amount of daily charter hire that our vessels earn under time charters and the number of operating days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market.

Our LNG carriers are employed through multi-year time charter contracts, which for accounting purposes are considered as for as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter.

Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction or increase. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Rates payable in the market for LNG carriers have been uncertain and volatile as has the supply and demand for LNG carriers.

Vessels Lives and Impairment

The carrying value of a vessel represents its historical acquisition or construction cost, including capitalized interest, supervision, technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels.

We depreciate the original cost, less an estimated residual value, of our LNG carriers on a straight-line basis over each vessel's estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in hire rates and the cost of newbuilds. Both hire rates and newbuild costs tend to be cyclical in nature.

We review vessels for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset's carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceed the asset's carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset's carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value.  We determine the fair value of our vessels based on our estimates and assumptions and by making use of available market data and taking into consideration third party valuations.  The aggregate charter-free market value of our vessels as of December 31, 2012, substantially exceeded their aggregate carrying value as of the same date.  A decrease of the estimated fair market value by 10% would not result in any impairment loss for 2012.We employ our LNG carriers on fixed-rate charters with major companies. These charters typically have original terms between five to ten years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing and future charters.

Depreciation on our LNG carriers is calculated using an estimated useful life of 35 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our LNG carriers takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated hire rates are based on rates under existing vessel charters and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time are based on historical experience of trading our vessels and our projections of future chartering prospects. Our estimates of operating expenses and drydocking expenditures are based on our historical operating and drydocking costs and our expectations of future inflation and operating requirements. Vessel residual values are based on our estimation over our vessels sale price at the end of their useful life, being a product of a vessel's lightweight tonnage and an estimated scrap rate and the estimated resale price of certain equipment and material.  The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our experience, including estimated revenue under existing charter terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future hire rates beyond the firm period of existing charters and vessel residual values, due to factors such as the volatility in vessel hire rates and the lack of historical references in scrap prices of similar type of vessels. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel hire rates or vessel values, will be accurate.

If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the vessel impairment.

Depreciation

We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives which we estimate to be 35 years from their initial delivery from the shipyard. Vessel's residual value is estimated as 12% of the initial vessel cost, being approximate to vessel's light weight multiplied by the then estimated scrap price per metric ton adjusted to reflect the premium from the value of stainless steel material and represents Management's best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life.  The assumptions made reflect our experience, market conditions and the current practice in the LNG industry however they required more discretion since there is a lack of historical references in scrap prices of similar type of vessels. A decrease of 10% in estimated scrap price would result to 0.2 million of increase in depreciation cost in the year ended December 31, 2012.

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Drydocking

We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we drydock our vessels at least every 60 months until the vessel is 15 years old, after which drydocking takes place at least every 30 months thereafter as required for the renewal of certifications required by classification societies. Special survey and drydocking costs (mainly shipyard costs, paints and class renewal expense) are expenses as incurred.  The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures. We expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. All three vessels in our fleet completed their scheduled special survey and dry-docking repairs in 2012.

Recent Accounting Pronouncements

There are no recent accounting pronouncements issued in 2012, whose adoption would have a material impact on our consolidated financial statements in the current year or are expected to have a material impact in future years.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we will not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common units in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may, in the future, acquire vessels with existing time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of vessels, which is provided to us pursuant to the Management Agreements with our Manager, requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and charterers.

The principal factors that may affect our profitability, cash flows and unitholders' return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

THE INTERNATIONAL LIQUEFIED NATURAL GAS (LNG) SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the various sectors of the international liquefied natural gas (LNG) shipping industry has been provided by Drewry Consultants, Ltd.,  or Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Overview of Natural Gas Market

Natural gas is one of the key sources of global energy, the others including oil, coal and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel, and it is the only fossil fuel for which the International Energy Agency (IEA) expects demand to grow in the future. Since the early 1970s, natural gas' share of total global primary energy consumption has risen from 18% in 1970 to 23.9% in 2012.

Natural gas has a number of advantages that will make it a competitive source of energy in the future.  Apart from plentiful supplies, which will help to keep gas prices competitive, it is the fossil fuel least affected by policies to curb greenhouse gas emissions because it is the lowest carbon-intensive fossil fuel.

Energy Sources - Characteristics

Natural Gas	Clean, ample reserves with good substitution opportunities; price competitive
Oil	Low spare production capacity; high prices threaten economic recovery
Coal	Dirty; not always price competitive
Nuclear	Controversial, especially following nuclear disaster in Japan
Hydro/Other	Expensive; often weather dependent

Natural gas is used principally in power generation (electricity) and for heating.  It is an abundant energy source, with worldwide reserves estimated at 208 trillion cubic metres, which is enough for 250 years of supply at current rates of consumption.  In recent years, consumption of natural gas has risen steadily due to global economic growth and increasing energy demand, consumers' desires to diversify energy sources, market deregulation, competitive pricing, and recognition that natural gas is a cleaner energy source as compared to coal and oil.  Carbon dioxide emissions from gas are half the level of coal when used in power generation.

While demand for gas has grown steadily since the 1970s, in 2009 it declined by 2.5% worldwide as a result of the global economic recession. In 2010 global demand grew by 7.5% due to a combination of renewed economic growth, a cold winter in the northern hemisphere and high summer temperatures in Asia which increased demand for air conditioning.  In 2011 global demand rose by just over 2%, and in 2012 provisional data suggests a further rise of a similar magnitude.

In the last decade a large part of the growth in natural gas consumption has been accounted for by non-OECD countries, especially in Asia and the Middle East, where gas consumption more than doubled between 2000 and 2012.

The IEA has reported that global reserves of natural gas are large enough to accommodate rapid expansion of gas demand for several decades.  Gas reserves and production are widely geographically spread and the geographical disparity between areas of production and areas of consumption has been the principal stimulus of international trade in gas.

Gas production in North America has increased due to the exploitation of shale gas reserves.  U.S. domestic gas production now exceeds domestic gas consumption for a large part of the year which may reduce future gas import rates. Additionally, rising U.S. domestic production may drive down domestic gas prices and raise the likelihood of U.S. gas exports.

As a result of these developments the North American gas market is moving in a different cycle from the rest of the world and has larger price differentials than other markets (see the chart below). Regional price differentials create the opportunity for arbitrage and also act as a catalyst for the construction of new productive capacity. Given these conditions, interest in exporting LNG gas from the U.S. has grown and a number of new liquefaction plants are now planned, though only one has gained full regulatory approval.

International Trade in Natural Gas

Generally, a pipeline is the most economical way of transporting natural gas from a producer to a consumer, provided that the pipeline is not too distant from the natural gas reserves. However, for some areas, such as the Far East, the lack of an adequate pipeline infrastructure means that natural gas must be turned into a liquefied form (LNG), as this is the only economical and feasible way it can be transported over long distances.

International trade in natural gas nearly doubled between 2000 and 2012. During this time, LNG trade grew at a compound growth rate (CAGR) of 4.7%.  As a result, LNG captured a growing share of international gas trade, with key drivers of this growth being the diversification of consumers, flexibility among producers, cost efficient transport and access to competitively priced gas.

The LNG Market

To turn natural gas into a liquefied form, natural gas must be super cooled to a temperature of approximately minus 260 degrees Fahrenheit. This process reduces the gas to approximately 1/600th of its original volume in a gaseous state. Reducing the volume enables economical storage and transportation by ship over long distances. LNG is transported by sea in specially built tanks on double-hulled ships to a receiving terminal, where it is unloaded and stored in heavily insulated tanks. Next, in regasification facilities at the receiving terminal, the LNG is returned to its gaseous state, or regasified, to be shipped by pipeline for distribution to natural gas customers.

At the end of 2012, world LNG production capacity was approximately 300 million tonnes per annum, and a further 69 million tonnes of capacity was under construction.  In addition, there are a number of planned and speculative developments, which, if they all came to fruition, would more than double global world LNG productive capacity.  These developments are planned over a number of years and some may fail to materialize. As such, growth in global LNG capacity is likely to be steady rather than explosive.  More LNG capacity is required if gas is going to be delivered to end users, and current gas prices will support this investment.

During 2011 and 2012 considerable investments were made in LNG productive capacity, and further expansion plans were announced in the beginning of 2013.  Approximately 70 million tons of new LNG productive capacity was under construction in April 2013.  In addition, firm plans have been announced for another 265 million tons of new LNG production capacity, though it is not certain that this capacity will be built or built on time.  Finally, there are potentially another 200 million tons of new LNG productive capacity for which no confirmed plans exist, which can be considered speculative as there is no certainty that this capacity will be built.

Despite the caveat, we expect that LNG production capacity will grow due to the number of new production facilities which are now under construction and due on stream in the next few years.  As spare shipping capacity among the existing LNG fleet is limited, we expect that there will be additional demand for LNG carriers.

LNG Exporters

In the last decade, more countries have entered the LNG exportation market.  In 2012, there were 20 producers and exporters of LNG compared with just 12 in 2002.  As a result, world trade in LNG has risen from 150 billion cbm in 2002 to 327 billion cbm in 2012, equivalent to a CAGR of 8.1%.

As a result of more countries becoming exporters, world trade in LNG has risen from just over 100 million tonnes in 2002 to 239 million tonnes in 2012, equivalent to a CAGR of 8.1%.

Historically, LNG exporters were located in just three regions: Algeria and Libya in North Africa, Indonesia, Malaysia, Brunei and Australia in SE Asia/Australasia, and Abu Dhabi and Qatar in the Middle East (excluding smaller scale LNG exports from Alaska).  However, the entry of Trinidad & Tobago, Nigeria and Norway has added a significant regional diversification to LNG exports in the Atlantic basin.  Equally, the addition of Oman as an exporter and the rapid expansion of Qatari production have also positioned the Middle East as an increasingly significant player in the global LNG business.  Qatar is now the world's largest producer and exporter of LNG, accounting for close to one-third of all trade in LNG.

Currently, U.S. LNG exports are confined to an established plant in Alaska.  In time, the U.S. will also export LNG from the Sabine Pass project in the U.S. Gulf, which has received U.S. regulatory approval.  Initial shipments from the first phase of this 12.2 bcm plant are planned to commence in 2015/2016, which will create demand for 10-12 LNG carriers of 150,000 cbm plus.  A second phase is also planned which will add a similar level of productive capacity.  If and when the second phase of the Sabine Pass project goes ahead, it could create demand for additional 10-12 LNG carriers.

Currently, the main obstacle preventing regulatory permission of these plans is the absence of free trade agreements with potential importers.  Elsewhere there are a number of other LNG projects under discussion, including further development of new facilities in Austria and Russia, both of which have the potential to add large export volumes.

           Generally, every additional one million tons of LNG productive capacity creates demand for up to two LNG carriers in the 150,000 cbm size range.

LNG Importers

In tandem with the growth in the number of LNG suppliers there has also been in a corresponding increase in the number of importers.  In 2000 there were just 10 countries importing LNG, but by early 2013 this number had increased to 27.

LNG imports by country between 2002 and 2012 are shown in the table below. Despite diversification in the number of importers it is clear that Japan, and to a lesser extent South Korea, provide the backbone of LNG trades, collectively accounting for 47% of total LNG imports.  Elsewhere, there has been strong growth in European imports, as LNG has provided a source of gas supplies during periods of high winter demand.

LNG Imports by Country 2002-2012

(Million Tonnes)

Importer	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Argentina							0.3	0.7	1.3	3.2	3.4
Belgium	2.4	2.3	2.1	2.2	3.1	2.3	2.1	4.8	4.7	4.8	3.0
Brazil								0.3	2.0	0.8	3.0
Canada								0.7	1.5	2.4	1.3
Chile								0.5	2.2	2.8	2.8
China					0.7	2.8	3.2	5.6	9.3	12.1	14.7
Dom. Rep.		0.2	0.1	0.2	0.2	0.3	0.3	0.4	0.6	0.7	0.9
France	8.4	7.2	5.6	9.4	10.1	9.5	9.2	9.5	10.2	10.6	7.3
Greece	0.4	0.4	0.4	0.3	0.4	0.6	0.7	0.5	0.9	0.9	0.7
India			1.9	4.4	5.8	7.3	7.9	9.2	8.9	12.5	13.3
Italy	4.2	4.0	4.3	1.8	2.3	1.8	1.1	2.1	6.6	6.4	5.2
Japan	53.1	58.2	56.2	55.7	59.8	64.8	67.3	62.7	68.2	78.1	88.0
Kuwait								0.7	2.0	2.3	2.0
Mexico					0.7	1.6	2.6	2.6	4.2	3.0	3.5
Netherlands										0.6	0.6
Portugal	0.3	0.6	1.0	1.2	1.4	1.7	1.9	2.1	2.2	2.2	1.6
Puerto Rico	0.5	0.5	0.5	0.5	0.5	0.5	0.6	0.6	0.6	0.5	0.9
South Korea	17.5	19.1	21.8	22.2	24.9	25.1	26.7	25.1	32.4	36.0	36.8
Spain	9.0	11.0	12.8	16.0	17.8	17.7	21.0	19.7	20.1	17.6	15.7
Taiwan	5.1	5.5	6.7	7.0	7.4	8.0	8.8	8.6	10.9	11.9	12.7
Thailand										0.7	1.0
Turkey	3.9	3.6	3.1	3.6	4.2	4.4	3.9	4.2	5.8	4.5	5.6
UAE									0.1	1.0	1.0
UK				0.4	2.6	1.1	0.8	7.5	13.6	18.5	10.4
USA	4.7	10.5	13.5	13.0	12.1	15.9	7.3	9.3	8.9	7.3	3.5
World Total	**109.3**	**123.3**	**129.9**	**137.8**	**154.1**	**165.3**	**165.6**	**177.2**	**217.3**	**241.5**	**238.9**

Source: Drewry

Chinese imports of LNG commenced in 2006 and have risen quite rapidly.  The Chinese government has a stated target to double the share of gas in total Chinese energy demand by 2015.  To support this objective imports of LNG have risen from less than 1 million tonnes in 2006 to 12.1 million tonnes in 2011 and a provisional 14.7 million tonnes in 2012.

Further expansion of regasification and terminal import infrastructure which is now underway will support the continued growth in Chinese LNG imports.  China is not dissimilar from the U.S. in that it has large deposits of shale gas, but geological structures in China are far more complicated.  Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies.  As such, this will create an opportunity for imported LNG.

Monthly trends in LNG imports among Asian importers between January 2000 and February 2013 are shown in the chart below.

In Europe the market is dominated by three large importers – Spain, the United Kingdom and France.  Collectively, these three importers accounted for 67% of total European LNG imports in 2012.

In the Americas the import market is quite small, and while the U.S. continues to import some LNG the amounts imported by the other countries are quite limited.

It is also important to note the growth of re-export cargoes. Recently, re-export cargoes have been seen in the U.S., Brazil, France, Portugal and Belgium and this trend is likely to continue, particularly out of the European market.

Short Term Trades

Traditionally, most LNG has been supplied under long-term contacts. In recent years, however, a short-term market has also emerged. The emergence of a short-term market has been driven primarily by:

•	New LNG production capacity that is not fully committed to a particular importer;

•	Increases in seasonal demand for LNG due to reliance on natural gas as a commercial and residential heating source and for power generation during times of peak electricity usage;

•	Greater emphasis on delivery flexibility by importers;

•	Flexibility in production capacity in some exporting countries; and

•	Price differentials, which have encouraged arbitrage.

Growth in the short-term market has led to a significant change in trade flows, with cargoes moving from the Atlantic basin to Asian markets more than ever.  In 2006, less than 5 million tonnes moved from the Atlantic basin to Asia, but in 2012 this number was provisionally estimated to be in excess of 35 million tonnes.

LNG Shipping Routes

Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trades. In 2013, the principal trade routes for LNG shipping include: the South Pacific (Indonesia, Malaysia, Australia and Brunei) and the Middle East (Qatar, Oman and the UAE) to the North Pacific (Japan, South Korea, Taiwan and increasingly China), North Africa and Nigeria to Europe and the U.S., and Trinidad to the U.S., South America and Europe.

One important result of the geographical shifts in LNG production and consumption is that demand for shipping services, expressed in terms of tonne miles, has grown much faster that the underlying increase in LNG trade.  Tonne miles are derived by multiplying the volume of cargo by the distance between the load and discharge port on each voyage.

Between 2000 and 2011, the last year for which full data is available, total demand for LNG shipping services, expressed in terms of tonne miles, increased by 201%, which is equivalent to a CAGR of 13.0%.  As result of geographical shifts in the pattern of trade and growth in longer haul movements, average voyage distances also increased from just over 3,000 miles in 2000 to 4,300 miles in 2011.

The LNG Fleet

LNG carriers are specialist vessels designed to transport LNG between liquefaction facilities and import terminals.  They are double-hulled vessels with a sophisticated containment system that holds and insulates LNG to maintain it in liquid form. Any LNG that evaporates during the voyage and converts to natural gas (normally referred to as boil-off ) can be used as fuel to help propel the ship.

Among the existing fleet there are several different types of containment systems used on LNG carriers, but the two most popular systems are:

•
The Moss Rosenberg spherical system, which was designed in the 1970s and is used by a large portion of the existing LNG fleet.  In this system, multiple self-supporting, spherical tanks are built independent of the carrier and arranged inside its hull.

•
The Gaz Transport membrane system, which is built inside the carrier and consists of insulation between thin primary and secondary barriers. The membrane is designed to accommodate thermal expansion and contraction without overstressing the membrane.

Most new vessels are built with membrane systems such as the Gaz Transport system. This trend is primarily a result of lower Suez Canal fees and related costs associated with passage through the canal (which is required for many long-haul trade routes) for carriers with membrane systems.  In addition, membrane system ships tend to operate more efficiently since the spheres on the Moss Rosenberg systems create more wind resistance. Generally, membrane ships achieve better speed consumption due to improved hull utilization, reduced cool down time and better terminal capacity.

The cargo capacity of an LNG carrier is measured in cubic meters (cbm). In April 2013, the fleet totalled 358 ships with a combined capacity of 53.1 million cbm.  The breakdown of the fleet by vessel size is shown below.

Although the earliest vessel was delivered in 1964, LNG vessels were first built in significant numbers in the early 1970s to serve the new export trades emanating from Algeria, Libya, Abu Dhabi and Brunei.  Major construction booms occurred in the late 1970s and early 1980s as two of the largest LNG exporters, Indonesia and Malaysia, commenced exports.

For many years the "standard" vessel in the fleet was between 120,000 and 140,000 cbm in size.  This is reflected by the large numbers of ships in this size range in the current fleet.  However, the standard vessel size has increased in recent years.  Most of the LNG carriers ordered today are 150,000 cbm or above.

In addition, there are a small number of ships in excess of 200,000 cbm which have been built to serve Qatari export trades.  These so-called Q-flex (209,000-217,000 cbm) and Q-max (250-270,000 cbm) ships entered service from 2007/2008 onwards to service Qatari export trades to both east and western destinations.

The development of the fleet by size sector since 2002 is shown in the table below and the figures show quite clearly the stagnation of the fleet between 125,000-150,000 cbm and the growth of the 150,000-200,000 cbm sector.

The age profile of the existing fleet as of April 2013 is shown below. The average age of all LNG carriers in service is 11.3 years, but as can be seen, fleet age generally increases as ship size decreases.

Due to high quality construction and in most cases high quality maintenance, LNG carriers tend to have longer trading lives than oil tankers; it is not unusual to see ships older than 35 years still in service.  However, there is some anecdotal evidence to suggest that older ships may find it harder to find employment in the future.  Ships built before 1990 will likely become candidates for replacement in the not too distant future.

LNG Carrier Orderbook

In the LNG sector high levels of new ordering occurred between 2004 and 2007 and then again in 2011 and 2012.  In the first four months of 2013, a further 11 new LNG carriers were reported to have been ordered.

As a result of new ordering activity, the total number of LNG carriers on order at the end of April 2013 was 108 vessels, with a combined capacity of 17.7 million cbm.  In capacity terms, the current orderbook is equivalent to one-third of the existing fleet.

The table above shows the scheduled delivery date for the ships on order at the end of April 2013.  During the remainder of 2013 a further 21 LNG carriers are due for delivery, with another 39 ships scheduled for 2014 and 27 in 2015.  LNG carriers are generally built by experienced shipyards and delays in deliveries, although possible, are not as prevalent as other sectors, such as bulk carriers and oil tankers.

Historically, LNG carrier new orders were associated with a particular project. They were generally owned by members of the LNG chain – exporter, importer or shipping company – or possibly a consortium of stakeholders.  In the early days of LNG shipping, independent shipowners had little or no presence in the industry.  Generally, placement of new orders and their delivery schedules were timed so that the vessels were delivered at the same time as projects went on stream.

This is changing and speculative ordering, first observed in the early 2000s, has been on the increase.  This has been in response to the growth in spot and short-term trades and a desire by shipowners to gain improved bargaining power with charterers by offering ready-built vessels ready to sail.

Approximately 60% of the vessels on order are committed to specific projects.  The rest will need to find employment either as replacements for vessels to be scrapped or in association with the expansion of existing projects or new trades.

Although the average capacity of most of the carriers in the existing world fleet is approximately 148,000 cbm, the average capacity for newbuildings on order as of April 2013 was approximately 168,000 cbm.

LNG Shipping Arrangements

LNG carriers are usually chartered for a fixed period of time, often for 20 years or more, with the charter rate payable to the owner on a monthly basis.  Shipping arrangements are normally based on long-term charters because:

•
LNG projects are expensive and typically involve an integrated chain of dedicated facilities. Accordingly, the overall success of an LNG project depends heavily on long-term planning and coordination of project activities, including marine transportation.

•	LNG carriers are expensive to build, and the cash-flow from long-term fixed-rate charters supports vessel financing.

Most end users of LNG are utility companies, power stations or petrochemical producers that depend on reliable and uninterrupted delivery of LNG.  Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and short-term time charters of 5-10 years have become a feature of the market in recent years.  However, it should be noted that the LNG spot market is different from the tanker spot market. In the tanker market, the term "spot trade" refers to a single voyage, which is arranged at a short notice. In the LNG market, it relates to the transport of one or more cargoes, sometimes within a specified time period between one and six months, with a set-up time of possibly several months.

LNG Charter Rates

In terms of charter rates, there is a price distinction between long and short term rates.  Long-term rates are less volatile, as shown in the graph of long term rates from 2001 and short term rates since 2005 below.

As indicated in the graph, short-term rates peaked in 2012 when the shipping market was at its tightest, and since then rates have softened a bit as owners look for longer term employment.  Additionally, there is a close correlation between spot rates and Atlantic to Pacific diversions.

As the above index indicates, in the first three quarters of 2012, short term LNG freight rates touched new highs, with the average for this period being close to $140,000/day for a modern 155,000 cbm vessel.  The unprecedented rise of spot rates can be attributed to three events: limited delivery of new vessels, robust demand and commissioning of new supply facilities.

Newbuilding Prices

Similar to other types of vessel, newbuilding prices for LNG carriers rose steeply in the late 1980s and early 1990s, and then began to drift downwards in the mid-1990s and fall sharply in the late 1990s.  At the beginning of 1992, the price of a 125,000 cbm ship from a Far East yard was reported to be approximately $270 million to $290 million, compared with a low of $120 million at the end of 1986.  However, by early 2000 new orders were being struck at a new low of around $150 million.

After the lows of early 2000, prices crept above $165 million in the first half of 2001, but fell back to the $160 million to $165 million range in the second half of the year.  Further pressure on newbuilding prices in general pushed typical prices closer to $160 million in 2002, and by 2003 prices fell to just above $150 million.  However, a host of factors, including constrained shipbuilding capacity, currency movements and high steel prices led to an increase in prices in 2004 to around $180 million.  Prices rose above $200 million in 2005 and renewed pressure on shipbuilding prices pushed prices close to $220 million in 2006.

Prices for larger sized LNG carriers of 210-220,000 cbm were around $215 million when first ordered in late 2004 and increased to $235 million in the summer of 2005.  The latest batch of orders in early 2007 for four 210,100 cbm vessels at South Korean yards, were reportedly placed at $246 million each.

Newbuilding prices touched an all-time high mark of $250 million around mid-2008, influenced by a number of factors, ranging from the declining dollar exchange rate, easy availability of finance, high steel prices and tight shipbuilding capacity. However, newbuilding prices then fell in the wake of little new ordering, but levelled out in 2012.  In early 2013 prices have firmed a bit, but they still remain below the last market peak.

LNG Safety

LNG shipping is generally safe relative to other forms of commercial marine transportation. In the past forty years, there have been no significant accidents or cargo spillages involving an LNG carrier, even though over 40,000 plus LNG voyages have been made during that time.

LNG is non-toxic and non-explosive in its liquid state. It only becomes explosive or inflammable when heated and vaporized, and then only when in a confined space within a narrow range of concentrations in the air (5% to 15%). The risks and hazards from an LNG spill vary depending on the size of the spill, environmental conditions and the site at which the spill occurs.

BUSINESS

Overview

We are a Marshall Islands limited partnership that owns and operates three LNG carriers with an average age of 5.9 years under long-term charters with an average remaining term of 3.8 years as of the date of this prospectus.  We are focused on owning and operating LNG carriers that are employed on long-term charters of three or more years with international energy companies, which provide us with the benefits of stable cash flows and high utilization rates.  We intend to pursue these and other growth opportunities in the LNG shipping industry by leveraging the reputation, expertise and relationships of our management team, our Sponsor, and Dynagas Ltd., our Manager, and other seaborne transportation companies that are beneficially owned by certain members of the Prokopiou Family in identifying attractive vessel acquisition opportunities, maintaining cost-efficient operations and providing reliable seaborne transportation services to international energy companies as part of their LNG logistics chain. In addition, we intend to make further vessel acquisitions from our Sponsor and third parties.

Our Sponsor, through certain of its direct and indirect subsidiaries, including Dynagas Equity Holding Ltd., or the Sponsor Controlled Companies, entered the LNG sector in 2004 by ordering three LNG carriers, the Clean Energy, the Ob River and the Clean Force, from Hyundai Heavy Industries Co. Ltd. of South Korea, or HHI, one of the world's leading shipbuilders of LNG carriers, which were delivered in 2007 and 2008.  We refer to these three LNG carriers throughout this prospectus as our Initial Fleet.  Prior to the completion of this offering, we will acquire from our Sponsor, Dynagas Equity Holding Ltd., a Liberian company that owns the vessels in our Initial Fleet, in exchange for       of our common units and all of our subordinated units.  Our Sponsor also has contracts for the construction of seven LNG carriers with HHI, which are scheduled to be delivered to our Sponsor as follows: three in 2013, two in 2014 and two in 2015.  We refer to these seven newbuilding LNG carriers as the Optional Vessels.  We will receive the right to purchase the Optional Vessels from our Sponsor in exchange for providing guarantees on the loans of our Sponsor, which are secured by the Optional Vessels. See "-Formation Transactions."

We intend to make minimum quarterly distributions to our unitholders of $          per unit, or $          per unit on an annualized basis. As our fleet expands, our board of directors will evaluate future increases to the minimum quarterly distribution based on our cash flow and liquidity position.

Our Initial Fleet

Our Initial Fleet consists of three LNG carriers, of which, the Clean Force and the Ob River have  been assigned with Lloyds Register Ice Class notation 1A FS for hull and machinery and are fully winterized, which means that they are designed to call at  ice bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius.

The key characteristics of our Initial Fleet include the following:

•
each vessel is what we believe to be optimally sized with a carrying capacity of approximately 150,000 cbm (which is a medium- to large-size class of LNG carrier) that maximizes their operational flexibility as such vessels are compatible with most existing LNG terminals around the world;

•
each vessel is a sister vessel, which are vessels built by the same yard that share (i) a near-identical hull and superstructure layout, (ii) similar displacement, and (iii) roughly comparable features and equipment;

•
each vessel utilizes a membrane containment system which uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and uses the vessel's hull to directly support the pressure of the LNG cargo (see "The International Liquefied Natural Gas (LNG) Shipping Industry – The LNG Fleet" for a description of the types of LNG containment systems); and

•	each vessel is double-hulled, which is now standard in the LNG industry.

The following table sets forth additional information about our Initial Fleet as of June 30, 2013:

Vessel Name	Shipyard	Year Built	Capacity (cbm)	Ice Class	Flag State	Charterer
Clean Energy	HHI	2007	149,700	No	Marshall Islands	BG Group
Ob River (1)	HHI	2007	149,700	Yes	Marshall Islands	Gazprom
Clean Force	HHI	2008	149,700	Yes	Marshall Islands	BG Group
____________________

(1)  Formerly named Clean Power.

Contract Backlog

Our contract backlog includes commitments represented by signed charters.  As of June 30, 2013, our contract backlog was approximately $323.1 million and was attributable to revenues that we expect to generate from our Initial Fleet.  We calculate our contract backlog by multiplying the contracted daily rate by the minimum expected number of days committed under signed charters, excluding non-exercised options to extend and assuming full utilization for the full term of the charter.  The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below, due to, for example, offhire for maintenance projects, downtime, scheduled or unscheduled drydocking and other factors that result in lower revenues than our average contract backlog per day.

The firm commitments that comprise our contract backlog as of June 30, 2013 were as follows:

Vessel Name	Charterer	Contract Backlog (in millions)	Contract Start Date	Earliest Charter Expiration	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	BG Group	$117.7	February 2012	April 2017	August 2020 (1)
Ob River	Gazprom	$132.7	September 2012	September 2017	May 2018 (2)
Clean Force	BG Group	$72.7	October 2010	September 2016	January 2020 (3)
____________________

(1)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before April 2016.
(2)	Gazprom has the option to extend the duration of the charter by an additional six months until May 2018, on identical terms, upon notice to us before May 2017.
(3)
On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013. BG Group has the option to extend the duration of the charter by an additional three-year term at a further escalated daily rate, which would commence on October 5, 2016, upon notice to us no later than January 5, 2016. The latest expiration date upon exercising of all options is January 2020.

Our Chartering Strategy and Customers

We seek to employ our vessels on long-term charters, which we define as charters with a duration of three or more years, with international energy companies.  We charter our vessels for a fixed period of time at daily rates that are generally fixed, but which could contain a variable component to adjust for, among other things, inflation and/or to  offset the effects of increases in operating expenses.

The Clean Energy and the Clean Force are currently chartered to BG Group under long-term contracts with an average remaining term of approximately 3.6 years and a contractual backlog of $190.4 million, in aggregate, based on the earliest redelivery permitted under our charters as of June 30, 2013.  BG Group engages in exploration and production of gas and oil reserves, export, shipping and import of LNG, pipeline transmission and distribution of gas, and various gas-powered electricity generation projects. BG Group operates in 23 countries on five continents. BG Group operates in the Atlantic Basin, with liquefaction and/or regasification activities on stream or in development in Chile, Egypt, Italy, Nigeria, the United Kingdom and the United States.

The Ob River is currently chartered to Gazprom under a long-term contract with an average remaining term of approximately 4.3 years and a contractual backlog of $132.7 million based on the earliest redelivery permitted under our charters as of June 30, 2013. Gazprom is a global energy company basically focused on geological exploration, production, transportation, storage, processing and marketing of gas and other hydrocarbons as well as electric power and heat energy production and distribution. Gazprom possess the world's largest natural gas reserves estimated by, Gazprom, at 35 trillion cubic meters. In November 2012, Ob River became the world's first LNG carrier to complete an LNG shipment via the Northern Sea Route (NSR), demonstrating its extensive ice class capabilities, achieving a significant reduction in navigation time and generating significant cost savings for Gazprom.

Rights to Purchase Optional Vessels

We have guaranteed two loans of our Sponsor, with outstanding borrowings of an aggregate of $627 million, which are secured by four of the Optional Vessels, the Yenisei River, the Lena River, the Clean Ocean and the Clean Planet.  The guarantees have been provided through certain of our subsidiaries, including the subsidiaries that own the vessels comprising our Initial Fleet.  Our Sponsor has agreed effective upon the closing of this offering, to pay us an annual fee of        % of the aggregate outstanding loan amounts on a quarterly basis for so long as we guarantee these two secured loans.  In addition, we may in the future provide guarantees for the other loans of our Sponsor, which are secured by the remaining three Optional Vessels prior to their delivery on substantially similar terms and conditions as the guarantees described above.  Failure on behalf of our Sponsor to service its debt requirements and comply with any provisions contained in these secured loans, including paying scheduled installments and complying with certain covenants, may lead to a default under these secured loan agreements.  If a default occurs under these loan agreements, the lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. In this case, if we or our Sponsor are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, the lenders may, among other things, foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would likely impair our ability to continue our operations.

In exchange for providing these guarantees, we will also receive the right to purchase the Optional Vessels from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement, which we intend to enter into with our Sponsor and our General Partner prior to the closing of this offering.  These purchase rights will expire twelve months following the respective delivery of each Optional Vessel from the shipyard. If we are unable to agree with our Sponsor on the purchase price of any of the Optional Vessels, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we will have the right, but not the obligation, to purchase each vessel at such price.  The independent appraiser will be mutually appointed by our Sponsor and a committee comprised of our independent directors. Please see "Certain Relationships and Related Party Transactions – Agreements Governing the Transactions – Omnibus Agreement – Rights to Purchase Optional Vessels" for information on how the purchase price is calculated.

The purchase price of the Optional Vessels, as finally determined by an independent appraiser, may be an amount that is greater than what we are able or willing to pay or we may be unwilling to proceed to purchase such vessel if such acquisition would not be in our best interests.  We will not be obligated to purchase the vessels at the determined price and, accordingly we may not complete the purchase of the vessels, which may have an adverse effect on our expected plans for growth.

The Optional Vessels

The Optional Vessels consist of seven fully winterized newbuilding LNG carriers, each assigned with  Lloyds Register Ice Class notation 1A FS, or its equivalent, for hull and machinery, which are scheduled to be delivered to our Sponsor as follows: three in 2013, two in 2014 and two in 2015.  The three vessels with expected deliveries in 2013 are sister-vessels, each with a carrying capacity of 155,000 cbm and the four remaining vessels with expected deliveries in 2014 and 2015 are sister-vessels, each with carrying capacity of 162,000 cbm.  Our Sponsor has structured the delivery dates of the newbuilding LNG carriers to facilitate a smooth integration of the vessels into its fleet, contributing to its annual growth through 2015.

The Optional Vessels are compatible with a wide range of LNG terminals, providing charterers with the flexibility to trade the vessels worldwide. Each vessel has a membrane containment system, which uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and uses the vessel's hull to directly support the pressure of the LNG cargo. The compact and efficient utilization of the hull structure reduces the required principal dimensions of the vessel compared to earlier LNG designs and results in higher fuel efficiency and smaller quantities of LNG required for cooling down vessels' tanks, which has resulted in the membrane system being the most widely used containment system within the current LNG fleet.  This system is used in 248 vessels, or 69%, of the current fleet, and 99 of the 108 LNG carriers currently on order are scheduled to be contracted with the membrane containment system. In addition, the Optional Vessels will be equipped with a tri-fuel diesel electric propulsion system for increased fuel efficiency.

The following table provides certain information about the Optional Vessels.

Vessel Name	Shipyard	Expected Built	Capacity Cbm	Ice Class	Sister Vessels	Charter Commencement	Charterer	Earliest Charter Expiration	Latest Charter Expiration
Yenisei River	HHI	Q3-2013	155,000	Yes	B	Q3 2013	Gazprom	Q3 2018	Q3 2018
Lena River	HHI	Q4-2013	155,000	Yes	B	Q4 2013	Gazprom	Q4 2018	Q4 2018
Arctic Aurora	HHI	Q3-2013	155,000	Yes	B	Q3 2013	Statoil	Q3 2018	Revolving Options (1)
Clean Ocean	HHI	Q1-2014	162,000	Yes	C	Q2 2015	Cheniere	Q2 2020	Q3 2022
Clean Planet	HHI	Q3-2014	162,000	Yes	C
Hull 2566	HHI	Q1-2015	162,000	Yes	C
Hull 2567	HHI	Q2-2015	162,000	Yes	C
____________________

(1) Statoil has consecutive revolving one-year renewal options following the initial five year period.

Our Sponsor and certain members of the Prokopiou Family

One of our principal strengths is our relationship with our Sponsor, our Manager and certain members of the Prokopiou Family, which provide us access to their long-standing relationships with major energy companies and shipbuilders. While our Sponsor intends to utilize us as its primary growth vehicle to pursue the acquisition of LNG carriers employed on long-term charters that provide stable cash flows, we can provide no assurance that we will realize any benefits from our relationship with the Prokopiou Family. Our Sponsor, our Manager and other companies controlled by certain members of the Prokopiou Family are not prohibited from competing with us pursuant to the terms of the Omnibus Agreement which we will enter into with our Sponsor and our General Partner prior to the closing of this offering. Our General Partner, which is wholly-owned by our Sponsor, will own 100% of the General Partner Units, representing a 0.1% general partnership interest in us and 100% of our incentive distribution rights upon the closing of this offering.

Our founder and Chairman, Mr. George Prokopiou, started his career in shipping in 1974.  Mr. Prokopiou, through entities he founded, has owned or operated in excess of 250 vessels and founded Dynacom Tankers Management Ltd., or Dynacom Tankers Management, a Liberian company engaged in the management and operation of crude oil tankers and refined petroleum product tankers, and Sea Traders S.A., or Sea Traders, a Panamanian company that manages and operates drybulk carriers and container vessels.  Dynacom Tankers Management is a company engaged primarily in the management and operation of 53 tanker vessels.  Sea Traders is a company engaged primarily in the management and operation of 26 dry bulk carriers.

Positive Industry Fundamentals

We believe that the following factors collectively present positive industry fundamental prospects for us to execute our business plan and grow our business:

Natural gas and LNG are vital and growing components of global energy sources.  According to Drewry, an independent consulting and research company, global demand for LNG is forecasted to increase by approximately 146 million tonnes (7 trillion cubic feet) by 2018, representing a compound annual growth rate, or CAGR, of 6%. Natural gas accounted for 24% of the world's primary energy consumption in 2012, which is expected to increase to 25% in 2013. Over the last two decades, natural gas has been one of the world's fastest growing energy sources, increasing at twice the rate of oil consumption over the same period. We believe that LNG, which accounted for 32% of overall cross-border trade of natural gas in 2012, will continue to increase its share in the mid-term future. A cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade. As more emphasis is placed on reducing carbon emissions, OECD nations have come to consider natural gas as a way of reducing their environmental footprint, particularly for electricity where natural gas-fired facilities have been gradually replacing oil, coal and older natural gas-fired plants. More recently, China has indicated a strong desire to address air quality issues that have arisen following a rapid expansion in the use of coal fired power plants. Gas fired electricity generation is expected to feature prominently in their efforts to address environmental issues. Natural gas is a clean-burning fuel which produces less carbon dioxide and other pollutants and particles per unit of energy produced than coal, fuel oil and other common hydrocarbon fuel sources. Because of the cost and environmental advantages of natural gas relative to other energy sources, such as nuclear power, together with the increased availability of natural gas, we believe that demand for natural gas, and LNG in particular, will continue to grow in the future.

Demand for LNG shipping is experiencing significant growth. The growing distances between the location of natural gas reserves and the nations that consume natural gas have caused an increase in the percentage of natural gas traded between countries. This has resulted in an increase in the portion of natural gas that is being transported in the form of LNG, which provides greater flexibility and generally lowers capital costs of shipping natural gas in the form of LNG, as well as reduces the environmental impact compared to transportation by pipeline. Increases in planned capacity of liquefaction and regasification terminals are anticipated to increase export capacity significantly, requiring additional LNG carriers to facilitate transportation activity. According to Drewry based on the current projections of liquefaction  terminals that are planned or under construction, liquefaction capacity is expected to increase by approximately 20% by 2016. Approximately one million tonnes of LNG export capacity creates demand for approximately one to two LNG carriers with carrying capacity of 160,000 to 165,000 cbm each. As of April 2013, global liquefaction capacity was 285.03 million tones, and an additional 69.2 million tonnes of additional liquefaction capacity is under construction and scheduled to be available by the end of 2016.

A limited newbuilding orderbook and high barriers to entry should restrict the supply of new LNG carriers. According to Drewry, the current orderbook of LNG carriers represents 33% of current LNG carrier fleet carrying capacity.  As of April 2013, 108 LNG carriers, with an aggregate carrying capacity of 17.7 million cbm, were on order for delivery for the period between 2013 to 2016, while the existing fleet consisted of 358 vessels with an aggregate capacity of 53.1 million cbm.  We  believe that there are significant barriers to entry in the LNG shipping sector due to large capital requirements, limited availability of qualified vessel personnel, and the need for a high degree of technical management required for LNG vessels. The industry is also known to have a demanding customer base that requires strict quality operating standards. Finally, we believe that the limited construction capacity at high-quality shipyards and the long lead-time required for the construction of LNG carriers will restrict additional supply of new LNG carriers in the near-term.

Stringent customer certification standards favor established, high-quality operators.  Major energy companies have developed stringent operational, safety and financial standards that LNG operators generally are required to meet in order to qualify for employment in their programs. Based on our Manager's track record and long established operational standards, we believe that these rigorous and comprehensive certification standards will be a barrier to entry for less qualified and less experienced vessel operators and will provide us with an opportunity to establish relationships with new customers.

Increasing ownership of the global LNG carrier fleet by independent owners. Independent owners have a greater share of the global LNG carrier fleet.  According to Drewry as of April 2013, 63% of the LNG fleet was owned by independent shipping companies, 21% was owned by LNG producers, and 8% was owned by energy majors and end-users, respectively.  We believe that private and state-owned energy companies will continue to seek high-quality independent owners, such as ourselves, for their growing LNG shipping needs in the future, driven in part by large capital requirements, and level of expertise necessary, to own and operate LNG vessels.

For more details about the LNG industry, please see "The International Liquefied Natural Gas (LNG) Shipping Industry."

We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to capitalize on these opportunities. See  "Risk Factors" and "The International Liquefied Natural Gas (LNG) Shipping Industry."

Distinguishing Features and Strategies

We combine a number of features that we believe distinguish us from other LNG shipping companies.

Management

Broad based Sponsor experience. Under the leadership of Mr. George Prokopiou, our Chairman, we, including through our Manager, have developed an extensive network of relationships with major energy companies, leading LNG shipyards, and other key participants throughout the shipping industry. We believe that the strong relationships that we, our Sponsor and our Manager developed with shipping industry participants, including chartering brokers, shipbuilders and financial institutions, should provide us with profitable vessel acquisition and employment opportunities in the LNG sector, as well as access to financing that we will need to grow our Company. Since entering the shipping business in 1974, Mr. Prokopiou, through entities he founded, has owned or operated in excess of 250 vessels and has founded and controlled various companies, including Dynacom Tankers Management, Sea Traders and our Manager.

Strong management experience in the LNG shipping sector. Our management and board members have managed and operated LNG carriers since 2007, and we believe that we have acquired significant experience in the operation and ownership of LNG carriers. Our senior executives have an average of 25 years of shipping experience, including experience in the LNG sector. Furthermore, one of the vessels in our Initial Fleet, the Ob River, while operated by our Manager, became the world's first LNG carrier to complete an LNG shipment via the Northern Sea Route, that is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, which demonstrated its extensive ice class capabilities. During this voyage, it achieved a significant reduction in navigation time and generated significant cost savings for its charterer, Gazprom. We believe this operational expertise, together with our reputation and track record in LNG shipping, positions us favorably to capture additional commercial opportunities in the LNG industry.

Cost-competitive and efficient operations.  Our Manager will provide the technical and commercial management of our Initial Fleet and any other vessels we may acquire in the future. We believe that our Manager, through comprehensive preventive maintenance programs and by retaining and training qualified crew members, will be able to manage our vessels efficiently, safely and at a competitive cost.

Fleet

Modern, versatile and high specification fleet. We believe that our vessels will offer attractive characteristics that should provide us with a competitive advantage in securing future charters with customers and enhance our vessels' earnings potential. The specifications of our Initial Fleet allow compatibility with a wide variety of LNG terminals, giving charterers flexibility to trade our vessels worldwide. The Clean Force, the Ob River and all of the Optional Vessels have been assigned with Lloyds Register's Ice Class notation 1A FS, or its equivalent, for hull and machinery and are fully winterized, which means that they are designed to call at ice bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. We believe that these specifications enhance our trading capabilities and future employment opportunities. Furthermore, each of the Optional Vessels is being constructed with an efficient tri-fuel diesel electric propulsion system, which will significantly reduce both fuel costs and emissions.

Sister vessel efficiencies.  The seven Optional Vessels consist of two series of identical sister vessels, while our Initial Fleet of three LNG carriers are also sister vessels, which we believe will enable us to benefit from more chartering opportunities, economies of scale and operating and cost efficiencies in ship construction, crew training, crew rotation and shared spare parts. We believe that more chartering opportunities will be available to us because many charterers prefer sister vessels due to their interchangeability and easy cargo scheduling associated with the use of sister vessels.

Built-in fleet growth.  We will have the right but not the obligation to purchase the Optional Vessels from our Sponsor.  We believe that the staggered delivery dates of the seven Optional Vessels may facilitate a smooth integration of these vessels into our fleet, contributing to our annual growth through 2015 assuming we purchase and take delivery of these vessels. In addition, we will have the right but not the obligation to acquire from our Sponsor any LNG carrier it owns and employs under a charter with an initial term of four or more years.

Commercial

Capitalize on growing demand for LNG shipping. We will have the right but not the obligation to purchase from our Sponsor each of the seven Optional Vessels at any time up to twelve months following their respective deliveries from the shipyard which are scheduled to be delivered between 2013 and 2015, and the right to purchase any LNG carrier acquired or employed under a charter with an initial term of four or more years by our Sponsor. We plan to acquire additional LNG carriers over the next few years in an effort to grow our cash available for distributions. We believe our Sponsor's and our Manager's industry reputation and relationships position us well to further expand our fleet to meet the growing demand for LNG shipping. We intend to leverage the  relationships that we, our Sponsor and our Manager have with a number of major energy companies beyond our current customer base and explore relationships with other leading energy companies, with an aim to supporting their growth programs.

Pursue a multi-year chartering strategy. We currently focus on, and have entered into, multi-year time charter contracts with international energy companies, which provide us with the benefits of stable cash flows and high utilization rates. All of the vessels in our Initial Fleet are currently time chartered on multi-year contracts, which should result in 100% of our calendar days being under charter coverage in 2013, 2014 and in 2015 and as of June 30, 2013, are expected to provide us with total contracted revenue in excess of $323.1 million, excluding options to extend and assuming full utilization for the full term of the charter. On January 2, 2013, BG Group exercised its option to extend the duration of the time charter of Clean Force by an additional three-year term at an escalated daily rate. BG Group has an additional option to extend the duration of the charter for by another three year term at a further escalated daily rate.

Strengthen relationships with customers. We, our Sponsor and our Manager have, over time, established relationships with several major LNG industry participants. The vessels in our Initial Fleet have, in the past, been chartered to numerous major international energy companies and conglomerates, in addition to our current charterers, BG Group and Gazprom. We expect that BG Group and Gazprom will further expand their LNG operations, and that their demand for additional LNG shipping capacity will also increase. While we cannot guarantee that BG Group and Gazprom will further expand their LNG operations or that they will use our services, we believe we are well positioned to support them in executing their growth plans if their demand for LNG carriers and services increases in the future. We intend to continue to adhere to the highest standards with regard to reliability, safety and operational excellence.

Financial

Make cash distributions to our unitholders and pay down debt. We intend to declare and pay minimum quarterly distributions of  $          per unit, or $          per unit on an annualized basis. Our multi-year time charters with BG Group and Gazprom for the three vessels in our Initial Fleet vary in duration, with an average remaining term of approximately 4 years. We believe that the relatively predictable revenues from these contracts will provide sufficient cash flow to make cash distributions after establishment of cash reserves and payment of fees and expenses, including payments to our General Partner. In addition to making cash distributions, we intend to concurrently repay principal on our debt, which we believe will increase vessel equity, leading to a two-fold value creation opportunity for our unitholders. Currently, the loan facilities secured by the vessels in our Initial Fleet would restrict our ability to declare and make distributions to our unitholders.  We intend to enter into negotiations with the lenders to amend these secured loan facilities prior to the closing of this offering to, among other things, permit distributions to our unitholders and the other transactions contemplated herein.

Demonstrated access to financing. Our Sponsor funded the construction of the Optional Vessels through debt financing as well as equity provided by entities owned and controlled by certain members of the Prokopiou Family. Should we exercise our right to purchase any of the seven Optional Vessels, our Sponsor would cause the amendment and novation of the loan agreements which are secured by these vessels. We believe that being able to access financing will improve our ability to capture future market opportunities and make further acquisitions, which we expect will increase the minimum quarterly distribution to our unitholders. In addition, upon the completion of this offering, our Sponsor has agreed to provide us with a $30.0 million revolving credit facility to be used for general corporate purposes, including working capital. This revolving credit facility will have a term of five years and will bear interest at LIBOR plus a margin of 3.0%. This credit facility will have customary financial and other covenants and provisions relating to events of default. As of December 31, 2012 and 2011, we were in breach of certain liquidity and restrictive covenants relating to our loan agreements, which constitute events of default and may result in our lenders requiring immediate repayment of the loans or foreclosing their liens on the vessels securing these loans.  As of the date of this prospectus, none of our lenders have declared an event of default under the loan agreements, nor have they exercised any remedy afforded to them under our loan agreements as a result of such events of default.  Prior to the closing of this offering, we intend to enter into negotiations with our lenders to amend these facilities and, where applicable, obtain waivers. However, we believe that our lenders will not demand payment of the loans before their maturity, provided that we pay scheduled loan installments and interest as they fall due under the existing credit facilities. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, with respect to the aforementioned non-compliances, or that we will be able to refinance or restructure any such indebtedness. If we fail to remedy, or obtain a waiver of, the breaches of the covenants discussed above, our lenders may accelerate the indebtedness under the relevant credit facilities. Upon completion of this offering and the related transactions, we plan to fund the loan interest and scheduled loan repayments with cash expected to be generated from operations.  Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Our Borrowing Activities."

We can provide no assurance that we will be able to successfully implement the business strategies described above.  Please see "Risk Factors" and "The International Liquefied Natural Gas (LNG) Shipping Industry."

Formation Transactions

We were formed on May 30, 2013 as a Marshall Islands limited partnership to own, operate and acquire LNG carriers initially employed on charters of three or more years. Prior to the closing of the offering, we will own (i) a 100% limited partner interest in Dynagas Operating LP, (ii) the non-economic general partner interest in Dynagas Operating LP through our 100% ownership of its general partner, Dynagas Operating GP LLC and (iii) 100% of Dynagas Equity Holding Ltd. and its subsidiaries, which are the Sponsor Controlled Companies that own directly and indirectly the three vessels comprising our Initial Fleet.

In addition, at or prior to the closing of this offering, the following transactions will occur:

•	we will issue to our Sponsor common units and all of our subordinated units, representing a 99.9% limited partner interest in us;

•
we will issue to our General Partner, a company owned and controlled by our Sponsor, General Partner Units representing a 0.1% General Partner interest in us and all of our incentive distribution rights, which will entitle our General Partner to increasing percentages of the cash we distribute in excess of $          per unit per quarter;

•	we will sell common units to the public in this offering, representing a % limited partner interest in us;

•	our Sponsor will sell common units to the public in this offering, representing a % limited partner interest in us; and

•	we will use the proceeds from this offering to repay $ million of outstanding borrowings under certain of our credit facilities, and for general corporate purposes, including working capital.

In addition, at or prior to the closing of this offering:

•
our Sponsor and its lenders will amend and novate to us certain of our Sponsor's credit facilities which will not prohibit (i) our acquisition of the Initial Fleet (ii) the payment of distributions to our unitholders, and (iii) the completion of the other transactions contemplated herein; and

•	we will enter into an Omnibus Agreement with our Sponsor and our General Partner, governing, among other things:

•	to what extent we and our Sponsor may compete with each other;

•	our options to purchase from our Sponsor the Optional Vessels within twelve months after their respective deliveries from the shipyard;

•
certain rights of first offer on LNG carriers operating under charters with an initial term of four or more years as described under "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement"; and

•	our Sponsor's provision of certain indemnities to us.

Our Corporate Structure

Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 30, 2013, as a wholly-owned subsidiary of Dynagas Holding Ltd., our Sponsor. Upon the closing of this offering and the completion of the Formation Transactions described above, our Sponsor will own            % of our outstanding common units and approximately all of our outstanding subordinated units, assuming our underwriters do not exercise their over-allotment option.

Dynagas Operating LP owns a 100% interest in the Clean Energy, the Ob River and the Clean Force through intermediate holding companies.

The following diagram provides a summary of our corporate and ownership structure after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option.

Vessel Management

Dynagas Ltd., our Manager provides us with commercial and technical management services for our vessels and certain corporate governance and administrative services, pursuant to three identical agreements with our three wholly-owned vessel owning subsidiaries, or the Management Agreements. Our Manager is wholly-owned by Mr. George Prokopiou and has been providing these services for the vessels in our Initial Fleet for over eight years.  In addition, our Manager performs the commercial and technical management of each of the Optional Vessels, which also includes the supervision of the construction of these vessels. Through our Manager, we will have a longer presence in LNG shipping than many other independent owners of LNG carriers currently in the industry, and during that time our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We pay our Manager a technical management fee of $2,500 per day for each vessel, pro-rated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic drydocking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus or other income from the employment of our vessels, for providing the relevant vessel owning subsidiaries with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others.

Under the Management Agreements, our Manager also provides us with certain administrative and support services.

Under the terms of the Management Agreements, we may terminate the Management Agreements only under certain specific circumstances, such as, (i) a breach of contract by our Manager or (ii) following a change of control in us. If we terminate our Manager as a result of a change of control in us then we will have to pay our Manager a termination penalty.   The Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten  business days from receipt of invoices, (ii) upon a change of control of our vessel owning subsidiaries or us, (iii) upon a sale or total loss of a vessel (with respect to that vessel) or (iv) if we file for bankruptcy.

We expect to pay an aggregate of approximately $2.8 million in connection with the management of our Initial Fleet under the Management Agreements for the twelve months ending September 30, 2014.

In addition to such fees, we expect to pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties in accordance with the Management Agreements.

The initial term of the Management Agreements with our Manager will expire on December 31, 2020, and will renew automatically for successive eight-year terms thereafter unless earlier terminated. The technical management fee of $2,500 per day for each vessel is fixed until December 31, 2013 and will thereafter increase annually by 3%, subject to further annual increases to reflect material unforeseen cost increases and a performance incentive fee at our discretion.

Pursuant to the terms of the Management Agreements, liability of our Manager to us is limited to instances of gross negligence or willful misconduct on the part of our Manager. Further, we are required to indemnify our Manager for liabilities incurred by our Manager in performance of the Management Agreements and, except in instances of gross negligence or willful misconduct on the part of our Manager.

Additional LNG carriers that we acquire in the future may be managed by our Manager or other unaffiliated management companies.

How The Liquefied Natural Gas ("LNG") Shipping Industry Works

Time Charters

We provide the LNG marine transportation services of the Clean Energy, Clean Force and the Ob River under time charters with BG Group and Gazprom, respectively. A time charter is a contract for the use of the vessel for a fixed period of time at a specified daily rate. Under our time charters, the vessel owner provides crewing and other services related to the vessel's operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs (including fuel, port and canal fees and LNG boil-off). The following discussion describes the material terms of our LNG carrier time charters.

Initial Term; Extensions

Clean Energy. The initial term of the charter with BG Group began in February 2012 and will terminate during the second quarter of 2017. BG Group has the option to extend the duration of the charter by an additional one three-year term at a further escalated daily gross rate, for the period up to August, 2020.

Clean Force. The initial term of the charter with BG Group commenced in October 2010 and will terminate during the fourth quarter of 2016. This charter was subject to an outstanding option on the part of BG Group to extend the charter for one or two three-year periods by providing nine months' notice prior to the end of each period. On January 2, 2013, BG Group exercised its first option to extend the duration of the charter until September 2016. The Clean Force charter provides that if BG Group exercises its option to extend the charter beyond its initial term, the hire rate for the first three-year extension period will be increased by approximately 38% and by approximately an additional 16% for the second three-year extension period. The latest expiration date upon exercising of all options is January 2020.

Ob River. The initial term of the charter with Gazprom Group began in September 2012 and will terminate  in the second quarter of 2018 assuming latest redelivery.

Hire Rate

 "Hire" rate refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars.

Expenses

Under all of our LNG carrier charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils, brokers, commissions and communication expenses and the cost of providing all of these items and services. The customer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, LNG boil-off, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Off-hire

When the vessel is "off-hire"—or not available for service—the charterer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter.

A vessel generally will be deemed off-hire if there is a specified time it is not available for the customer's use due to, among other things:

•	operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. Our vessels are considered to be off-hire under our time charters during such periods.

Ship Management and Maintenance

Under the charters, we are responsible for the technical management of our vessels, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.  Our Manager provides these services to our subsidiaries for all our vessels.

Termination and Cancellation

Under our time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the Peoples Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, our charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled drydocking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period. Certain of our charters give the charterer a termination option for shorter periods of off-hire, if such off-hire is due to an uncured breach of our obligations to maintain the applicable ship.

Newbulding vessels construction

A newbuilding vessel is defined as a new vessel currently under construction in a shipyard or just completed.  A purchaser may decide to enter the shipbuilding market instead of acquiring a second hand vessel for several different motives, including the desire to construct a new vessel with certain technical specifications to meet specific business objectives.  Unlike a second hand vessel which is readily available in the open market, a newbuilding vessel is acquired through a shipbuilding contract between the purchaser and the shipyard and the delivery ranges between 1-3 years depending on amongst others on the shipyard orderbook and capacity. In connection with the contracting of newbuildings, purchasers generally are required to make installment payments prior to their delivery.  Purchasers typically must pay a percentage of the purchase price upon signing the purchase contract.  Purchasers are also required to pay similar installments throughout the construction of the vessel, which are usually connected with certain shipbuilding milestones.

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of that particular class of vessel as laid down by that society and the applicable flag state.

For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society, which is a member of the International Association of Classification Societies. The Clean Energy, the Ob River and the Clean Force are certified by Lloyds Register. All of our vessels have been awarded ISM certification and are currently "in class."

The ship Manager carries out inspections of the ships on a regular basis; both at sea and while the vessels are in port. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Safety, Management of Ship Operations and Administration

Safety is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, fires and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. Our Manager's shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.

Company Information

The address of our principal executive offices is 97 Poseidonos Avenue & 2 Foivis Street, Glyfada 16674 Greece. Our telephone number at that address is 011 30 210 89 17 260. After the completion of this offering, we will maintain a website at is [www.dynagaspartners.com.] Information contained on our website does not constitute part of this prospectus.

We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands, Republic of Liberia and the Island of Nevis.

MANAGEMENT

Management of Dynagas LNG Partners LP

Our Partnership Agreement provides that our General Partner will delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our General Partner is wholly-owned by our Sponsor. Our executive officers, who are employed by us, will manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors.

      Upon the closing of this offering, our board of directors will consist of five members appointed by our General Partner. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting.  Our General Partner has the right to appoint two of the five members of our board of directors who will serve as directors for terms determined by our General Partner. Directors appointed by our General Partner will serve as directors for terms determined by our General Partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms.  Three of the five directors initially appointed by our General Partner will serve until our first annual meeting in 2014, at which time they will be replaced by three directors nominated by our General Partner and elected by our common unitholders.  One of the three directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2015, another of the three directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2016, and the remaining director will be designated as our Class III elected director and will serve until our annual meeting of unitholders in 2017. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least       % of the outstanding common units.

    Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended (or the Code), if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. For more information, see "The Partnership Agreement—Voting Rights."

Corporate Governance Practices

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee's members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules applicable to U.S. domestic issuers are as follows:

Independence of Director.  Nasdaq requires that a U.S. listed company maintain a majority of independent directors. As permitted under Marshall Islands law and our Partnership Agreement, two members of our board of directors,      and      , are independent according to Nasdaq's standards for independence applicable to a foreign private issuer.

Audit Committee.  Nasdaq requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent.  As permitted by Rule 10A-3 under the Exchange Act, our audit committee is comprised of two independent directors;          and          ;

Nominating/Corporate Governance Committee.  Nasdaq requires that director nominees be selected, or recommended for the board's selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. As permitted under Marshall Islands law and our Partnership Agreement, we do not currently have a nominating or corporate governance committee.

Executive Sessions.  Nasdaq requires that non-management directors meet regularly in executive sessions without management. Nasdaq also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our Partnership Agreement, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Corporate Governance Guidelines. Nasdaq requires that a listed U.S. Company adopt a code of conduct applicable to all directors, officers and employees, which must provide for an enforcement mechanism.  Disclosure of any director or officer's waiver of the code and the reasons for such waiver is required. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Proxies.  As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Partnership Agreement, we will notify our unitholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Partnership Agreement provides that unitholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of unitholders.

Other than as noted above, we are in compliance with all Nasdaq corporate governance standards applicable to U.S. domestic issuers.  We believe that our established corporate governance practices satisfy Nasdaq's listing standards.

Conflicts Committee

We will also have a conflicts committee ultimately comprised of at least two members of our board of directors. The conflicts committee will be available at the board's discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our General Partner or its affiliates.  Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our General Partner or its affiliates of any duties any of them may owe us or our unitholders. Our initial conflicts committee will be comprised of      and one or more additional directors who will be appointed after the closing of this offering. For additional information about the conflicts committee, See "Conflicts of Interest and Fiduciary Duties."

Our officers, our Chairman and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of our Sponsor, our Manager and/or or other business interests. The amount of time our officers and our Chairman will allocate between our business and other business interests will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activities of the businesses. Our officers, our Chairman and the other individuals providing services to us intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Whenever our General Partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our General Partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and our General Partner is not required to act in good faith or pursuant to any other standard imposed by our Partnership Agreement or under the Partnership  Act or any other law. Specifically, our General Partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in a resetting of the target distribution levels related to its incentive distribution rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our Partnership Agreement) or refrains from transferring its units, General Partner interest or the incentive distribution rights it owns or votes upon the dissolution of the partnership.

Directors and Senior Management

The following provides information about each of our directors, director nominees and senior management. The business address for these individuals is 97 Poseidonos Avenue & 2 Foivis Street, Glyfada 16674 Greece.

Name	Age	Position
George Prokopiou	67	Chairman of the Board of Directors
Tony Lauritzen	36	Chief Executive Officer and Director

George Prokopiou was appointed Chairman of our board of directors in July 2013. Since entering  the  shipping  business  in 1974, Mr. Prokopiou has managed a shipping fleet consisting in excess of  250 vessels and is among other, the founder  of  Dynacom  Tankers  Management Ltd (Dynacom), Sea Traders S.A and  Dynagas Ltd., our Manager. Dynacom was founded in 1991 to manage tankers and Sea Traders SA was founded in 1974 to manage bulk carriers. Today Dynacom's tanker fleet consists of 53 vessels with an aggregate deadweight cargo carrying capacity of approximately 9 million tons and an average age of approximately 4 years.    Sea Traders S.A. dry bulk fleet consists of 26 vessels with an aggregate deadweight cargo carrying capacity of approximately 2.2 million tons and an average age of approximately 1.7 years. Since 2002, companies related to the Prokopiou Family have built more than 93 vessels at shipyards in South Korea, Japan and China. Mr. Prokopiou holds a civil engineering degree from the National Technical University  (Athens Polytechnic).  Mr. Prokopiou has also served as Chairman of the North of England P&I Association.  He is Chairman of the Bureau Veritas Greek Committee, as well as member of the Greek Committees of Germanischer Lloyd, Det Norske Veritas, Lloyd's Register and ABS. In 2005 Dynacom was awarded Tanker Company of the Year award in 2005 by Lloyd's List.

Tony Lauritzen, is our Chief Executive Officer. Mr. Lauritzen has served on our board of directors since his appointment in July 2013. Mr. Lauritzen was the  Commercial Manager  of our Sponsor's LNG activities from 2007. He joined the company when the first vessel was delivered in 2007. He worked for the shipowner and  shipmanager  Schulte  Group  from  2004  until  2007 where he was Project Manager with focus on the gas shipping segment. From 2003 until 2004 he worked for Westshore Brokers in the offshore shipbroking segment.  He holds a Master of Science in Shipping Trade and Finance from Cass Business School, London from 2003 and a Master of Arts in Business and Finance from Heriot Watt University, Edinburgh from 2002.  Mr. Lauritzen is married to Marina Kalliope Prokopiou, daughter of our Chairman George Prokopiou

Executive Compensation

We have not paid any compensation to our executive officers or accrued any obligations with respect to management incentive or retirement benefits prior to this offering.  Upon the completion of this offering we plan to enter into employment agreements with individuals who will provide executive management services that were previously provided by our Sponsor.  We expect that aggregate annual compensation to members of our executive management will be approximately $          , excluding management stock compensation.

Mr. Tony Lauritzen, our Chief Executive Officer, and certain other officers, will be involved in other business activities with our Sponsor and its affiliates, which may result in their spending less time than is appropriate or necessary to manage our business successfully. Based solely on the anticipated relative sizes of our Initial Fleet and the fleet owned by our Sponsor and its affiliates over the next twelve months, we estimate that Mr. Tony Lauritzen and certain other officers may spend a substantial portion of their monthly business time on our business activities and their remaining time on the business of our Sponsor and its affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Compensation of Directors

Our chief executive officer who also serves as our director will not receive additional compensation for his service as director. We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. We expect non-management directors will each receive a director fee of between $     and  $    per year. Members of the audit and conflicts committees will each receive a committee fee of between $      and $     per year. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Reimbursement of Expenses of Our General Partner

Our General Partner will not receive compensation from us for any services it provides on our behalf, although it will be entitled to reimbursement for expenses incurred on our behalf.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units as of the date of this prospectus and upon completion of this offering held by beneficial owners of 5% or more of our common units and by all of our directors and officers as a group. All of our unitholders, including the unitholders listed in the table below, are entitled to one vote for each unit held, subject to certain limitations.

	Common Units to be Beneficially Owned After the Offering		Subordinated Units to be Beneficially Owned After Offering
Name and Address of Beneficial Owner	Number	Percentage(1)	Number	Percentage(2)
%
%
%
%
%
Other directors and executive officers as a group	*	*	*	*
____________________

*	Less than 1.0% of our outstanding common units.
(1)	Calculated based on 5,482,500common units, which assumes the underwriters do not exercise their over-allotment option
(2)	Calculated based on 17,482,500 subordinated units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the completion of this offering, our Sponsor will own     common units and      all of the subordinated units, representing a      % limited partner interest in us, assuming the underwriters' over-allotment option is not exercised. In addition, our General Partner will own a 0.1% general partner interest in us and 100% of our incentive distribution rights. Our General Partner's ability to control the appointment of two of the five members of our board of directors and to approve certain significant actions we may take, and our Sponsor's common and subordinated unit ownership and its right to vote the subordinated units as a separate class on certain matters, means that both our General Partner and Sponsor, together with their affiliates, will have the ability to exercise influence regarding our management.

Distributions and Payments to our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our General Partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The consideration received by our General Partner and its affiliates in exchange for the transfer to us of the vessels in our fleet.	• common units and subordinated units to be issued to our Sponsor.; plus
• common units and subordinated units representing a 0.1% General Partner interest in us and 100% of our incentive distribution rights to be issued to our General Partner.

See "Summary—Formation Transactions" for further information about our formation and assets contributed to us in connection with the closing of this offering.  The common units and subordinated units to be owned our Sponsor after giving effect to this offering represent a           % limited partner interest in us, assuming no exercise of the underwriters' over-allotment option. For more information, See "The Partnership Agreement—Voting Rights" and "The Partnership Agreement—Amendment of the Partnership Agreement."

Operational Stage

Distributions of available cash to our General Partner and its affiliates
We will generally make cash distributions of 99.9% of available cash to unitholders (including our Sponsor, the holder of           common units and          subordinated units) and the remaining 0.1% to our General Partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our General Partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 49.9% of the distributions above the highest target level. We refer to the rights to the increasing distributions as "incentive distribution rights." See "How We Make Cash Distributions—Incentive Distribution Rights" for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, our General Partner would receive an annual distribution of approximately $          million on its 0.1% General Partner interest and our Sponsor would receive an annual distribution of approximately $          million on its common and subordinated units.

Payments to our General Partner and its affiliates
Our General Partner will not receive compensation from us for any services it provides on our behalf. Our General Partner and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we will pay fees to our Manager for commercial and technical management services and certain administrative support services.

Withdrawal or removal of our General Partner
If our General Partner withdraws or is removed, its General Partner interest will either be sold to the new General Partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See "The Partnership Agreement—Withdrawal or Removal of our General Partner."

Liquidation Stage

Liquidation
Upon our liquidation, the partners, including our General Partner, will be entitled to receive liquidating distributions as described in "The Partnership Agreement—Liquidation and Distribution of Proceeds."

Agreements Governing the Transactions

We, our General Partner, our subsidiaries and certain affiliates have entered into various documents and agreements that will affect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries. These agreements will not be the result of arm's-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

Prior to completion of this offering, we will enter into an Omnibus Agreement with our Sponsor and our General Partner. The following discussion describes certain provisions that we expect will be included in the Omnibus Agreement.

Noncompetition

Under the Omnibus Agreement, our Sponsor has agreed, and has caused its affiliates (other than us, and our subsidiaries) to agree, not to acquire, own, operate or contract for any LNG carrier operating under a charter with an initial term of four or more years after the closing of this offering. We refer to these LNG carriers, together with any related contracts, as "Four-Year LNG carriers" and to all other LNG carriers, together with any related contracts, as "Non-Four-Year LNG carriers." The restrictions in this paragraph will not prevent our Sponsor or any of its controlled affiliates (including us and our subsidiaries) from:

(1)	acquiring, owning, operating or contracting for Non-Four-Year LNG carriers;

(2)
acquiring one or more Four-Year LNG carrier if our Sponsor promptly offers to sell the LNG carrier to us for the acquisition price plus any administrative costs (including reasonable legal costs) associated with the transfer to us at the time of the acquisition;

(3)
employing a Non-Four-Year LNG carrier under a charter with an initial term of four or more years if our Sponsor offers to sell the LNG carrier to us at an agreed purchase price pursuant to the terms and conditions of the Omnibus Agreement (x) promptly after becoming a Four-Year LNG carrier and (y) at each renewal or extension of that contract for four or more years;

(4)
acquiring one or more Four-Year LNG carrier as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or contracting for those LNG carriers; provided, however, that:

(a)
if less than a majority of the value of the business or assets acquired is attributable to Four-Year LNG carriers, as determined in good faith by the board of directors of our Sponsor, it must offer to sell such LNG carriers to us at a  purchase price  pursuant to the terms and conditions of the Omnibus Agreement plus any additional tax or other similar costs that our Sponsor incurs in connection with the acquisition and the transfer of such LNG carriers to us separate from the acquired business; and

(b)
if a majority or more of the value of the business or assets acquired is attributable to Four-Year LNG carriers, as determined in good faith by the board of directors of our Sponsor, it must notify us of the proposed acquisition in advance. Not later than 10 days following receipt of such notice, we will notify our Sponsor if we wish to acquire such LNG carriers in cooperation and simultaneously with our Sponsor acquiring the Non-Four-Year LNG carriers. If we do not notify our Sponsor of our intent to pursue the acquisition within 10 days, our Sponsor may proceed with the acquisition and then offer to sell such LNG carriers to us as provided in (a) above;

(5)	acquiring a non-controlling interest in any company, business or pool of assets;

(6)	acquiring, owning, operating or contracting for any Four-Year LNG carrier if we do not exercise our right to purchase such LNG carrier in accordance with the terms of any existing or future agreement;

(7)
acquiring, owning, operating or contracting for a Four-Year LNG carrier subject to the offers to us described in paragraphs (2), (3) and(4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(8)	providing vessel management services relating to LNG carriers; or

(9)	acquiring, owning, operating or contracting for a Four-Year LNG carrier if we have previously advised our Sponsor that we consent to such acquisition, operation or contract.

If our Sponsor or any of its controlled affiliates (other than us or our subsidiaries) acquires, owns, operates or contracts for Four-Year LNG carriers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

Under the Omnibus Agreement we will not be restricted from acquiring, operating or contracting for Non-Four-Year LNG carriers.

Upon a change of control of us or our General Partner, the noncompetition provisions of the Omnibus Agreement will terminate immediately. Upon a change of control of our Sponsor, the noncompetition provisions of the Omnibus Agreement applicable to our Sponsor will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our General Partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to our Sponsor shall terminate immediately.

Rights to Purchase Optional Vessels

We have guaranteed two loans of our Sponsor, with outstanding borrowings of an aggregate of $627 million, which are secured by four of the Optional Vessels, the Yenisei River, the Lena River, the Clean Ocean and the Clean Planet.  The guarantees have been provided through certain of our subsidiaries, including the subsidiaries that own the vessels comprising our Initial Fleet.  Our Sponsor has agreed, effective upon the closing of this offering, to pay us an annual fee of        % of the aggregate outstanding loan amounts on a quarterly basis for so long as we guarantee these two secured loans.  In addition, we may in the future provide guarantees for the other loans of our Sponsor, which are secured by the remaining three Optional Vessels prior to their delivery on substantially similar terms and conditions as the guarantees described above.  Failure on behalf of our Sponsor to service its debt requirements and comply with any provisions contained in these secured loans, including paying scheduled installments and complying with certain covenants, may lead to a default under these secured loan agreements.  If a default occurs under these loan agreements, the lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. In this case, if we or our Sponsor are unable to obtain a waiver or do not have enough cash on hand to repay the outstanding borrowings, the lenders may, among other things, foreclose their liens on the vessels securing the loans or seek repayment of the loan from us, or both, which would likely impair our ability to continue our operations.

In exchange for providing these guarantees, we will also receive the right to purchase the Optional Vessels from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement, which we intend to enter into with our Sponsor and our General Partner prior to the closing of this offering.  These purchase rights will expire twelve months following the respective delivery of each Optional Vessel from the shipyard. If we are unable to agree with our Sponsor on the purchase price of any of the Optional Vessels, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we will have the right, but not the obligation, to purchase each vessel at such price.  The independent appraiser will be mutually appointed by our Sponsor and a committee comprised of our independent directors. Please see "– Agreements Governing the Transactions – Omnibus Agreement – Rights to Purchase Optional Vessels" for information on how the purchase price is calculated.

Rights of First Offer on LNG carriers

Under the Omnibus Agreement, we and our subsidiaries have granted to our Sponsor the right of first offer on any proposed sale, transfer or other disposition of any LNG carrier owned by us. Under the Omnibus Agreement, our Sponsor has agreed (and will cause their subsidiaries to agree) to grant a similar right of first offer to us for any Four-Year LNG Assets they own. These rights of first offer will not apply to (a) with respect to the Sponsor, a sale, transfer or other disposition of assets between or among any of its subsidiaries (other than us) and with respect to us, a sale, transfer or other disposition of assets between or among any of our subsidiaries (other than the Sponsor, if applicable), or pursuant to the terms of any contract or other agreement with a contractual counterparty existing at the time of the closing of the IPO or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any LNG carrier's disposition with respect to a Four-Year LNG carrier with a non-affiliated third party, we or our Sponsor, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and our Sponsor will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or our Sponsor, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the LNG carrier to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or our Sponsor  as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us, the right of first offer provisions of the Omnibus Agreement will terminate immediately.

Upon a change of control of our Sponsor or our General Partner the right of first offer provisions applicable to our Sponsor under the Omnibus Agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our General Partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by our Sponsor shall terminate immediately.

Indemnification

Under the Omnibus Agreement, our Sponsor will indemnify us after the closing of this offering for a period of five years against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us.

Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $5 million on the amount of indemnity coverage provided by our Sponsor for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case our Sponsor  is liable for claims only to the extent such aggregate amount exceeds $500,000. Our Sponsor will also indemnify us for liabilities related to:

•
certain defects in title to our Sponsor's assets contributed or sold to us and any failure to obtain, prior to the time they were contributed, certain consents and permits necessary to conduct, own and operate such assets, which liabilities arise within three years after the closing of this offering (or, in the case of the seven Optional Vessels which we have rights to purchase, within three years after our purchase of them, if applicable); and

•	tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

Amendments

The Omnibus Agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Vessel Management

Dynagas Ltd., our Manager provides us with commercial and technical management services for our vessels and certain corporate governance and administrative services, pursuant to three identical agreements with our three wholly-owned vessel owning subsidiaries, or the Management Agreements. Our Manager is wholly-owned by Mr. George Prokopiou and has been providing these services for the vessels in our Initial Fleet for over eight years.  In addition, our Manager performs the commercial and technical management of each of the Optional Vessels, which also includes the supervision of the construction of these vessels. Through our Manager, we will have a longer presence in LNG shipping than many other independent owners of LNG carriers currently in the industry, and during that time our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We pay our Manager a technical management fee of $2,500 per day for each vessel, pro-rated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic drydocking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus or other income from the employment of our vessels, for providing the relevant vessel owning subsidiaries with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others.

Under the Management Agreements, our Manager also provides us with certain administrative and support services.

Under the terms of the Management Agreements, we may terminate the Management Agreements only under certain specific circumstances, such as, (i) a breach of contract by our Manager or (ii) following a change of control in us. If we terminate our Manager as a result of a change of control in us then we will have to pay our Manager a termination penalty.   The Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten business days from receipt of invoices, (ii) upon a change of control of our vessel owning subsidiaries or us, (iii) upon a sale or total loss of a vessel (with respect to that vessel) or (iv) if we file for bankruptcy.

We expect to pay an aggregate of approximately $2.8 million in connection with the management of our Initial Fleet under the Management Agreements for the twelve months ending September 30, 2014.

In addition to such fees, we expect to pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties in accordance with the Management Agreements.

The initial term of the Management Agreements with our Manager will expire on December 31, 2020, and will renew automatically for successive eight-year terms thereafter unless earlier terminated. The technical management fee of $2,500 per day for each vessel is fixed until December 31, 2013 and will thereafter increase annually by 3%, subject to further annual increases to reflect  material unforeseen cost increases and a performance incentive fee at our discretion.

Pursuant to the terms of the Management Agreements, liability of our Manager to us is limited to instances of gross negligence or willful misconduct on the part of our Manager. Further, we are required to indemnify our Manager for liabilities incurred by our Manager in performance of the Management Agreements and, except in instances of gross negligence or willful misconduct on the part of our Manager.

Additional LNG carriers that we acquire in the future may be managed by our Manager or other unaffiliated management companies.

$140 Million Shareholder Loan

On February 9, 2004, we entered into a $140 million unsecured credit facility with, a corporation controlled by certain members of the Prokopiou Family.  We used the proceeds from this facility to partially finance the construction costs of the vessels in our Initial Fleet and for working capital to fund general corporate purposes. This facility bore no interest, and was fully repaid in April 2012.

$30 Million Revolving Credit Facility

In connection with the closing of this offering, our Sponsor will provide us with a $30.0 million revolving credit to be used for general corporate purposes, including working capital. This revolving credit facility will have a term of five years and will bear interest at LIBOR plus a margin of 3.0%. This credit facility will have customary financial and other covenants and provisions, which may constitute an event of default.

Cross Collateral Guarantee

Our $150 Million Clean Energy Credit Facility is partially secured by a first priority mortgage over a 2005-built panamax tanker, which is beneficially owned by certain members of the Prokopiou Family.

Sponsor Guarantees

We have provided guarantees to the banks financing four of our Sponsor's contracted newbuilding LNG carriers, the Yenisei River, the Lena River, the Clean Ocean and the Clean Planet, through our wholly-owned subsidiaries that own the vessels in our Initial Fleet.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, including Dynagas Holding Ltd., on the one hand, and us and our unaffiliated limited partners, on the other hand. Our General Partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our board of directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners.  We expect that certain of our officers and directors will also be officers of our Sponsor or its affiliates and will have fiduciary duties to our Sponsor or its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and our Sponsor and its affiliates, including our General Partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.

Our partnership affairs are governed by our Partnership Agreement and the Partnership Act. The provisions of the Partnership Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Partnership Act and the Delaware Revised Uniform Limited Partnership Act. The Partnership Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Partnership Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or "case law" of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Partnership Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our General Partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our General Partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our Partnership Agreement contains provisions that modify and limit the fiduciary duties of our General Partner and our directors to the unitholders under Marshall Islands law. Our Partnership Agreement also restricts the remedies available to unitholders for actions taken by our General Partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our General Partner nor our board of directors will be in breach of their obligations under the Partnership Agreement or their duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although neither our General Partner nor our board of directors are obligated to seek such approval;

•
approved by the vote of a majority of the outstanding common units, excluding any common units owned by our General Partner or any of its affiliates, although neither our General Partner nor our board of directors is obligated to seek such approval;

•
on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our General Partner nor our board of directors is required to obtain confirmation to such effect from an independent third party; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our General Partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders. If neither our General Partner nor our board of directors seeks approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our Partnership Agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. See "Management—Management of Dynagas LNG Partners LP" for information about the composition and formation of the conflicts committee of our board of directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	estimates of maintenance and replacement capital expenditures;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our General Partner or our directors to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our General Partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our Partnership Agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. See "How We Make Cash Distributions—Subordination Period."

Our Partnership Agreement provides that we and our subsidiaries may borrow funds from our General Partner and its affiliates. Our General Partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our partnership agreement nor any other agreement requires our Sponsor to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Our Sponsor's directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of our Sponsor, which may be contrary to our interests.

Because we expect that certain of our officers and directors will also be officers of our Sponsor and its affiliates, such directors have fiduciary duties to our Sponsor and its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor, or which otherwise are not in the best interests of us or our unitholders.

Our General Partner is allowed to take into account the interests of parties other than us, such as our Sponsor

Our Partnership Agreement contains provisions that reduce the standards to which our General Partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our Partnership Agreement permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our General Partner. This entitles our General Partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Specifically, our General Partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in a resetting of the target distribution levels related to its incentive distribution rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our Partnership Agreement) or refrains from transferring its units, General Partner interest or incentive distribution rights it owns or votes upon the dissolution of the partnership.

Certain of our officers face conflicts in the allocation of their time to our business.

Certain of our officers, and perform executive officer functions for us, are not required to work full-time on our affairs and also perform services for affiliates of our General Partner, including our Sponsor. The affiliates of our General Partner, including our Sponsor, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our General Partner's affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

We will reimburse our General Partner and its affiliates for expenses.

We will reimburse our General Partner and its affiliates for costs incurred, if any, in managing and operating us. Our Partnership Agreement provides that our General Partner will determine the expenses that are allocable to us in good faith. See "Certain Relationships and Related Party Transactions" and "Management—Reimbursement of Expenses of Our General Partner."

Our General Partner intends to limit its liability regarding our obligations.

Our Partnership Agreement directs that liability of our General Partner for the contractual arrangements of the partnership are limited (to the maximum extent permitted under the law) so that the other party has recourse only to our assets and not against our General Partner or its assets or any affiliate of our General Partner or its assets. Our Partnership Agreement provides that any action taken by our General Partner or by our directors to limit the liability of our General Partner or our directors is not a breach of the fiduciary duties of our General Partner or our directors, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our General Partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our General Partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our General Partner and its affiliates in our favor.

Contracts between us, on the one hand, and our General Partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

Neither our Partnership Agreement nor any of the other agreements, contracts and arrangements between us and our General Partner and its affiliates are or will be the result of arm's-length negotiations. Our Partnership Agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our General Partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	"fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our Manager, which will provide certain management and administrative services to us, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of our Manager to enter into any contracts of this kind.

Common units are subject to our General Partner's limited call right.

Our General Partner may exercise its right to call and purchase common units as provided in the Partnership Agreement or assign this right to one of its affiliates or to us. Our General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Our General Partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. See "The Partnership Agreement—Limited Call Right."

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors. Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for our General Partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our General Partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our General Partner's affiliates, including our Sponsor, may compete with us.

Our Partnership Agreement provides that our General Partner will be restricted from engaging in any business activities other than acting as our General Partner and those activities incidental to its ownership of interests in us. In addition, our Partnership Agreement provides that our General Partner, for so long as it is General Partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, the businesses described above under the caption "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition." Similarly, under the Omnibus Agreement, our Sponsor will  agree and will  cause its affiliates to agree, for so long as it controls our partnership, not to engage in the businesses described above under the caption "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition." Except as provided in our Partnership Agreement and the Omnibus Agreement, affiliates of our General Partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our General Partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our General Partner and its affiliates are prescribed by law and the Partnership Agreement. The Partnership Act provides that Marshall Islands partnerships may, in their Partnership Agreements, restrict or expand the fiduciary duties owed by our General Partner and its affiliates to the limited partners and the partnership. Our directors are subject to the same fiduciary duties as our General Partner, as restricted or expanded by the Partnership Agreement.

•
Our Partnership Agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our General Partner or by our directors. We have adopted these provisions to allow our General Partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to our Sponsor, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our General Partner and our directors by the Partnership Act;

•	material modifications of these duties contained in our Partnership Agreement; and

•	certain rights and remedies of unitholders contained in the Partnership Act.

Marshall Islands law fiduciary duty standards
Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a Partnership Agreement providing otherwise, would generally require a General Partner and the directors of a Marshall Islands limited partnership to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a Partnership Agreement providing otherwise, would generally prohibit a General Partner or the directors of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership Agreement modified standards
Our Partnership Agreement contains provisions that waive or consent to conduct by our General Partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example,  our Partnership Agreement provides that when our General Partner is acting in its capacity as our General Partner, as opposed to in its individual capacity, it must act in "good faith" and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our General Partner is acting in its individual capacity, as opposed to in its capacity as our General Partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our General Partner and our board of directors would otherwise be held. Our Partnership Agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:

•on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or
•"fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our General Partner and our directors, our Partnership Agreement further provides that our General Partner and our officers and directors, will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our General Partner or our officers or directors engaged in actual fraud or willful misconduct.

Rights and remedies of unitholders
The provisions of the Partnership Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Partnership Act favors the principles of freedom of contract and enforceability of Partnership Agreements and allows the Partnership Agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our Partnership Agreement. See "The Partnership Agreement."

As to remedies of unitholders, the Partnership Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a General Partner or a board of directors has refused to institute the action or where an effort to cause a General Partner or a board of directors to do so is not likely to succeed. These actions include actions against a General Partner for breach of its fiduciary duties or of the Partnership Agreement.

In becoming one of our limited partners, a common unitholder effectively agrees to be bound by the provisions in the Partnership Agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a Partnership Agreement does not render the Partnership Agreement unenforceable against that person.

Under the Partnership Agreement, we must indemnify our General Partner and our directors and officers to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these person engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our General Partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our General Partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable. See "The Partnership Agreement—Indemnification."

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our Partnership Agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, see this section and "How We Make Cash Distributions." For a description of the rights and privileges of limited partners under our Partnership Agreement, including voting rights, See "The Partnership Agreement."

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our General Partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our Partnership Agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our Partnership Agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our Partnership Agreement; and

•
gives the consents and approvals contained in our Partnership Agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our General Partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our Partnership Agreement. The form of our Partnership Agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our Partnership Agreement upon request at no charge.

We summarize the following provisions of our Partnership Agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, See "How We Make Cash Distributions;"

•	with regard to the fiduciary duties of our General Partner and our directors, See "Conflicts of Interest and Fiduciary Duties;" and

•	with regard to the transfer of common units, See "Description of the Common Units—Transfer of Common Units."

Organization and Duration

We were organized on May 30, 2013 and have perpetual existence.

Purpose

Our purpose under the Partnership Agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Partnership Act.

Although our board of directors has the ability to cause us or our subsidiaries to engage in activities other than liquefied natural gas shipping industry and other maritime LNG infrastructure assets, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our General Partner will delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis.

Cash Distributions

Our Partnership Agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership interests, including to the holders of our incentive distribution rights, as well as to our General Partner in respect of its General Partner interest. For a description of these cash distribution provisions, See "How We Make Cash Distributions."

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability." For a discussion of our General Partner's right to contribute capital to maintain its 0.1% General Partner interest if we issue additional units, See "—Issuance of Additional Securities."

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a "unit majority" require:

•
during the subordination period, the approval of a majority of the common units, excluding those common units held by our General Partner and its affiliates, voting as a class and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the common units voting as a single class.

In voting their common units and subordinated units our General Partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our General Partner has the right to appoint two of the five members of our board of directors with the remaining three directors being elected by our common unitholders beginning with our 2014 annual meeting of unitholders. Subordinated units will not be voted in the election of the three directors elected by our common unitholders.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights; General Partner approval required for all issuances, which may have a material adverse impact on the General Partner or its interest in our partnership.
Amendment of the Partnership Agreement
Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See "—Amendment of the Partnership Agreement."

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our General Partner and our board of directors. See "—Merger, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority and approval of our General Partner and our board of directors. See "—Termination and Dissolution."
Reconstitution of our partnership upon dissolution	Unit majority. See "—Termination and Dissolution."

Action	Unitholder Approval Required and Voting Rights
Election of three of the five members of our board of directors	A plurality of the votes of the holders of the common units.
Withdrawal of our General Partner
Under most circumstances, the approval of a majority of the common units, excluding common units held by our General Partner and its affiliates, is required for the withdrawal of our General Partner prior to September 30, 2023  in a manner which would cause a dissolution of our partnership. See "—Withdrawal or Removal of our General Partner."

Removal of our General Partner	Not less than 66 2/3 % of the outstanding units, including units held by our General Partner and its affiliates, voting together as a single class. See "—Withdrawal or Removal of our General Partner."
Transfer of our General Partner interest in us
Our General Partner may transfer all, but not less than all, of its General Partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by our General Partner and its affiliates, is required in other circumstances for a transfer of the General Partner interest to a third party prior to September 30, 2023. See "—Transfer of General Partner Interest."

Transfer of incentive distribution rights
Except for transfers to an affiliate or another person as part of the General Partner's merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of the common units, excluding common units held by our General Partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2018. See "—Transfer of Incentive Distribution Rights."

Transfer of ownership interests in our General Partner	No approval required at any time. See "—Transfer of Ownership Interests in General Partner."

Applicable Law; Forum, Venue and Jurisdiction

Our Partnership Agreement is governed by the Partnership Act. Our Partnership Agreement requires that any claims, suits, actions or proceedings:

•
arising out of or relating in any way to the Partnership Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the Partnership Agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our General Partner, or owed by our General Partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Partnership Act; and

•	asserting a claim governed by the internal affairs doctrine.

shall be exclusively brought in the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in connection with any such claims, suits, actions or proceedings; however, a court could rule that such provisions are inapplicable or unenforceable.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Partnership Act and that he otherwise acts in conformity with the provisions of our Partnership Agreement, his liability under the Partnership Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our General Partner;

•	to elect three of our five directors;

•	to approve some amendments to our Partnership Agreement; or

•	to take other action under our Partnership Agreement;

constituted "participation in the control" of our business for the purposes of the Partnership Act, then the limited partners could be held personally liable for our obligations under the laws of Marshall Islands, to the same extent as our General Partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a General Partner. Neither our Partnership Agreement nor the Partnership Act specifically provides for legal recourse against our General Partner if a limited partner were to lose limited liability through any fault of our General Partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Partnership Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Partnership Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Partnership Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Partnership Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the Partnership Agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in an operating subsidiary or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the General Partner, to approve some amendments to the Partnership Agreement, or to take other action under the Partnership Agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our General Partner under the circumstances. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

 The Partnership Agreement authorizes us to issue an unlimited amount of additional partnership interests and rights to buy partnership interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. However, our General Partner will be required to approve all issuances of additional partnership interests, which may have a material adverse impact on the General Partner or its interest in us.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our Partnership Agreement, we may also issue additional partnership interests that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership interests (other than the issuance of common units upon exercise of the underwriters' over-allotment option, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of partnership interests upon conversion of outstanding partnership interests), our General Partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 0.1% General Partner interest in us. Our General Partner's interest in us will thus be reduced if we issue additional partnership interests in the future and our General Partner does not elect to maintain its 0.1% General Partner interest in us. Our General Partner and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our General Partner and its affiliates, to the extent necessary to maintain its and its affiliates' percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership interests.

Tax Status

The Partnership Agreement provides that the partnership will elect to be treated as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our Partnership Agreement may be proposed only by or with consent of 66 2/3% of our board of directors. However, our board of directors will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1)	increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2)
increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our General Partner or any of its affiliates without the consent of the General Partner, which may be given or withheld at its option;

(3)	change the term of our partnership;

(4)	provide that our partnership is not dissolved upon an election to dissolve our partnership by our General Partner and our board of directors that is approved by the holders of a unit majority; or

(5)
give any person the right to dissolve our partnership other than the right of our General Partner and our board of directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our Partnership Agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our General Partner and its affiliates). Upon completion of this offering, the owner of our General Partner will own       % of our outstanding common and subordinated units, assuming no exercise of the underwriters' over-allotment option to purchase additional common units.

No Unitholder Approval

Our board of directors may generally make amendments to our Partnership Agreement without the approval of any limited partner to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our Partnership Agreement;

(3)
a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction;

(4)
an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or our General Partner or their or its agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 (or ERISA) whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)
an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership interests or rights to acquire partnership interests, including any amendment that our board of directors determines is necessary or appropriate in connection with:

•
the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under "How We Make Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels;"

•	the implementation of the provisions relating to our General Partner's right to reset the incentive distribution rights in exchange for common units; or

•
any modification of the incentive distribution rights made in connection with the issuance of additional partnership interests or rights to acquire partnership interests, provided that, any such modifications and related issuance of partnership interests have received approval by a majority of the members of the conflicts committee of our board of directors;

(6)	any amendment expressly permitted in the Partnership Agreement to be made by our board of directors acting alone;

(7)	an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;

(8)
any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the Partnership Agreement;

(9)	a change in our fiscal year or taxable year and related changes;

(10)	certain mergers or conveyances as set forth in our Partnership Agreement; or

(11)	any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our board of directors may make amendments to the Partnership Agreement without the approval of any limited partner or our General Partner if our board of directors determines that those amendments:

(1)	do not adversely affect the limited partners (or any particular class of limited partners) or our General Partner in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority or statute;

(3)
are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4)	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of the Partnership Agreement; or

(5)	are required to effect the intent expressed in this prospectus or the intent of the provisions of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

Opinion of Counsel and Unitholder Approval

Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "Amendment of the Partnership Agreement—No Unitholder Approval" should occur. No other amendments to our Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Subsidiary

We effectively control, manage and operate our operating subsidiary by being the sole member of its general partner.

Merger, Sale, Conversion or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the prior consent of our General Partner. However, to the fullest extent permitted by law, our General Partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our Partnership Agreement generally prohibits our board of directors, without the prior approval of our General Partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our board of directors may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority. Our General Partner and our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our Partnership Agreement are satisfied, our board of directors, with the consent of our General Partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under our Partnership Agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our Partnership Agreement. We will dissolve upon:

(1)	the election of our General Partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

(2)	at any time there are no limited partners, unless we continue without dissolution in accordance with the Partnership Act;

(3)	the entry of a decree of judicial dissolution of us; or

(4)
the withdrawal or removal of our General Partner or any other event that results in its ceasing to be our General Partner other than by reason of a transfer of its General Partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the Partnership Agreement by appointing as General Partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in "How We Make Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our General Partner has agreed not to withdraw voluntarily as our General Partner prior to September 30, 2023 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our General Partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after September 30, 2023 , our General Partner may withdraw as General Partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the information above, our General Partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our General Partner and its affiliates. In addition, the Partnership Agreement permits our General Partner in some instances to sell or otherwise transfer all of its General Partner interest in us without the approval of the unitholders. See "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

Upon withdrawal of our General Partner under any circumstances, other than as a result of a transfer by our General Partner of all or a part of its General Partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See "—Termination and Dissolution."

Our General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common and subordinated units, including units held by our General Partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1/3% of the outstanding units by our General Partner and its affiliates or controlling our board of directors would provide the practical ability to prevent our General Partner's removal. At the closing of this offering, our General Partner and its affiliates will own        % of the outstanding common and subordinated units, assuming no exercise of the over-allotment option. Any removal of our General Partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our Partnership Agreement also provides that if our General Partner is removed as our General Partner under circumstances where cause does not exist and units held by our General Partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•
our General Partner will have the right to convert its General Partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our General Partner under circumstances where cause exists or withdrawal of our General Partner where that withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the General Partner interest and incentive distribution rights owned by the departing General Partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our General Partner withdraws or is removed by the limited partners, the departing General Partner will have the option to require the successor general partner to purchase the General Partner interest of the departing General Partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing General Partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing General Partner and the successor general partner will determine the fair market value. Or, if the departing General Partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing General Partner or the successor general partner, the departing General Partner's General Partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing General Partner for all amounts due the departing General Partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing General Partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our General Partner of all, but not less than all, of its General Partner interest in us to:

•	an affiliate of our General Partner (other than an individual); or

•
another entity as part of the merger or consolidation of our General Partner with or into another entity or the transfer by our General Partner of all or substantially all of its assets to another entity,

Our General Partner may not transfer all or any part of its General Partner interest in us to another person prior to September 30, 2023 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our General Partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the General Partner, agree to be bound by the provisions of the Partnership Agreement and furnish an opinion of counsel regarding limited liability.

Our General Partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our General Partner may sell or transfer all or part of their respective membership interests in our General Partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our General Partner or its affiliates or a subsequent holder, may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity without the prior approval of the unitholders. Prior to March 31, 2016, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our General Partner and its affiliates. On or after September 30, 2018, the incentive distribution rights may be transferred.

Change of Management Provisions

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Dynagas GP LLC as our General Partner or otherwise change management. If any person or group acquires beneficial ownership of more than 4.9% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The Partnership Agreement also provides that if our General Partner is removed under circumstances where cause does not exist and units held by our General Partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our General Partner will have the right to convert its General Partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our General Partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days' notice equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our General Partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our General Partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the General Partner's right to purchase outstanding partnership interests, a holder of partnership interests may have the holder's partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. See "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units" and "Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units."

At the completion of this offering and assuming no exercise of the underwriters' over-allotment option, our Sponsor will own         % of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters' over-allotment option and conversion of all of our subordinated units into common units, Dynagas Holding will own       % of our common units.

Board of Directors

Under our Partnership Agreement, our General Partner has delegated to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership.  Our current board of directors consists of five members appointed by our General Partner. Our board has determined that         and       satisfy the independence standards as applicable to us. Following our first annual meeting of unitholders, our board will consist of five members, two of whom will be appointed by our General Partner in its sole discretion and three of whom will be elected by our common unitholders. Directors appointed by our General Partner will serve as directors for terms determined by our General Partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Three of the five directors initially appointed by our General Partner will serve until our annual meeting in 2014, at which time they will be replaced by three directors elected by our common unitholders. One of the three directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2015, another of the three directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2016, and the remaining director will be designated as the Class III elected director and will serve until our annual meeting of unitholders in 2017. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors to be elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than 10 days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;

•	the number of common units beneficially owned by the limited partner or limited partners;

•	the information regarding the nominee(s) proposed by the limited partner or limited partners;

•	the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•	a certification that the nominee(s) qualify as elected board members.

Our General Partner may remove an appointed board member with or without cause at any time. "Cause" generally means a court's finding a person liable for actual fraud or willful misconduct in his or its capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by our General Partner may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our General Partner may fill the vacancy. Any and all of the board members elected by the common unitholders may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding common units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings; Voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our board of directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder's percentage interest in us, although additional limited partner interests having special voting rights could be issued. See "—Issuance of Additional Securities." However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time any person or group acquires, in the aggregate, beneficial ownership of more than 4.9% of all units then outstanding, that person or group will lose voting rights on all of its units in excess of 4.9% of all such units and those units in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum, or for other similar purposes. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the Partnership Agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units under the Partnership Agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under "—Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our Partnership Agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the Partnership Agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our General Partner;

•	any departing General Partner;

•	any person who is or was an affiliate of our General Partner or any departing General Partner;

•	any person who is or was an officer, director, member, fiduciary or trustee of any entity described in (1), (2) or (3) above;

•	any person who is or was serving as a director, officer, member, fiduciary or trustee of another person at the request of our board of directors, our General Partner or any departing General Partner;

•	any person designated by our board of directors; and

•	the members of our board of directors.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our General Partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the Partnership Agreement.

Reimbursement of Expenses

Our Partnership Agreement requires us to reimburse the members of our board of directors for their out-of-pocket costs and expenses incurred in the course of their service to us. Our Partnership Agreement also requires us to reimburse our General Partner for all expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our General Partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to us or our General Partner by our board of directors.

Books and Reports

Our General Partner is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

The Partnership Agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at the limited partner's own expense, have furnished to the limited partner:

•	a current list of the name and last known address of each partner;

•
information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of the Partnership Agreement, the certificate of limited partnership of the partnership, and related amendments;

•	information regarding the status of our business and financial position; and

•	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the Partnership Agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws, subject to applicable law, including the regulations of the SEC, any common units proposed to be sold by our Sponsor or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Dynagas GP LLC as our General Partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. In connection with these registration rights, we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to the failure to cause a registration statement to become effective. See "Units Eligible for Future Sale."

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our Sponsor and its affiliates will hold an aggregate of       common units and      subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

Our Partnership Agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See "The Partnership Agreement—Issuance of Additional Securities."

Under our Partnership Agreement, our Sponsor and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of the Partnership Agreement, these registration rights allow our Sponsor and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our Sponsor and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our General Partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions and transfer taxes. Except as described below, our Sponsor and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

We, our directors and executive officers, our subsidiaries, our Sponsor and its affiliates and our General Partner and its affiliates have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting" for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Seward & Kissel LLP, our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code, Treasury Regulations, and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below.  Unless the context otherwise requires, references in this section to "we," "our" or "us" are references to Dynagas LNG Partners LP.

The following discussion applies only to beneficial owners of common units that own the common units as "capital assets" within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who own 10% or more of our units (directly, indirectly or constructively), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint Partnership Agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

either

•
more than 50% of the value of our units is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

•
our units are "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. For taxable years prior to this offering, we believe that the 50% Ownership Test will be satisfied. After this offering, it may be difficult for us to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of our offering, we anticipate that our common units will be "primarily traded" on Nasdaq Global Select Market.

Under the regulations, our units will be considered to be "regularly traded" on an established securities market if one or more classes of our units representing more than 50% or more of our outstanding units, by total combined voting power of all classes of units entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common units, which represent more than 50% of our outstanding units, will be listed on Nasdaq Global Select Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common units, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, our common units will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the our outstanding common units are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common units, which we refer to as the "5 Percent Override Rule."

For purposes of being able to determine the persons who own 5% or more of our common units, or "5% Unitholders," the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the United States

Securities and Exchange Commission, or the "SEC," to identify persons who have a 5% or more beneficial interest in our common units. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Unitholder for such purposes.

After the offering, we anticipate that our 5% Unitholders will not own 50% or more of our common units. Therefore, we do not expect to be subject to the 5% Override Rule.  However, if our 5% Unitholders were to come to own 50% or more of our common units, then we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year.  In order to establish this, sufficient 5% Unitholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them.

Taxation In Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common units that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•
a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (or a U.S. Individual Holder) generally will be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which we expect our common units to be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as "extraordinary dividends." In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10% of a unitholder's adjusted tax basis (or fair market value upon the unitholder's election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a unitholder's adjusted tax basis (or fair market value). If we pay an "extraordinary dividend" on our common units that is treated as "qualified dividend income," then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Ratio of Dividend Income to Distributions

We will compute our earnings and profits for each taxable year in accordance with U.S. federal income tax principles. We estimate that approximately          % of the total cash distributions received by a purchaser of common units in this offering that holds such common units through            will constitute dividend income. The remaining portion of these distributions, determined on a cumulative basis, will be treated first as a nontaxable return of capital to the extent of the purchaser's tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly distribution of $          per unit on our common units during the referenced period and on other assumptions with respect to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties that are beyond our control. Further, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material or could materially affect the value of the common units.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in its units generally will be the U.S. Holder's purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under "Distributions" and "Ratio of Dividend Income to Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•
at least 75% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such U.S. Holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (or an Electing Holder), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder's adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder's adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as "marketable stock," then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder's common units at the end of the taxable year over the holder's adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder's indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a "mark-to-market" election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common units;

•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder's U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, our common units, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Seward & Kissel LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER THEIR PARTICULAR CIRCUMSTANCES.

Taxation of Non-U.K. Holders

Under the United Kingdom Tax Acts, non-U.K. holders will not be subject to any United Kingdom taxes on income or profits (including chargeable (capital) gains) in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•	we are not treated as carrying on business in the United Kingdom;

•	such holders do not have a fixed base or permanent establishment in the United Kingdom to which such common units pertain; and

•	such holders do not use or hold and are not deemed or considered to use or hold their common units in the course of carrying on a business in the United Kingdom.

A non-United Kingdom resident company or an individual not resident or ordinarily resident in the United Kingdom that carries on a business in the United Kingdom through a partnership is subject to United Kingdom tax on income derived from the business carried on by the partnership in the United Kingdom. Nonetheless, we expect to conduct our affairs in such a manner that we will not be treated as carrying on business in the United Kingdom. Consequently, we expect that non-U.K. Holders will not be considered to be carrying on business in the United Kingdom for the purposes of the United Kingdom Tax Acts solely by reason of the acquisition, holding, disposition or redemption of their common units.

While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in the United Kingdom for the purposes of the United Kingdom Tax Acts, our unitholders would be considered to be carrying on business in the United Kingdom and would be required to file tax returns with the United Kingdom taxing authority and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the double taxation agreement between the United Kingdom and the United States), would be subject to taxation in the United Kingdom on any income and chargeable gains that are considered to be attributable to the business carried on by us in the United Kingdom.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER THEIR PARTICULAR CIRCUMSTANCES.

UNDERWRITERS

[TO BE PROVIDED]

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries' assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States. The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960, as our registered agent, can accept service of process on our behalf in any such action.

In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

INDUSTRY DATA

The section in this prospectus entitled ''Summary'' has been reviewed by Drewry Shipping Consultants Ltd., 15-17 Christopher Street, London, EC2A 2BS, UK and the section in this prospectus entitled 'The LNG Shipping Industry'' has been supplied by Drewry, which has confirmed to us that such sections accurately describe, to the best of its knowledge, the LNG shipping industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

LEGAL MATTERS

Certain legal matters with respect to United States Federal and New York law and Marshall Islands law in connection with this offering will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.  Certain legal matters with respect to United States Federal and New York law in connection with this offering will be passed upon for the underwriters by  .

EXPERTS

The consolidated financial statements and the related financial statement schedule of Dynagas LNG Partners LP at December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012 appearing in this prospectus and registration statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A.,  independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 3 to the consolidated financial statements) and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the Commission's web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statement can also be inspected and copied at the offices of Nasdaq Global Select Market, 20 Broad Street, New York, NY, 10005.

Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the Commission annual reports on Form 20-F within four months of our fiscal year-end, and provide to the Commission other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the Commission or obtained from the Commission's website as provided above. We expect to make our periodic reports and other information filed with or furnished to the Commission available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the Commission.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first four fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions between us and our related parties, including our Sponsor and our General Partner.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and the structuring fee, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$	[●]
Financial Industry Regulatory Authority filing fee		[●]
Nasdaq Global Select Market listing fee		[●]
Legal fees and expenses		[●]
Accounting fees and expenses		[●]
Printing and engraving costs		[●]
Transfer agent fees and other		[●]
Miscellaneous		[●]

Total	$	[●]

All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and Nasdaq Global Select Market listing fee.

DYNAGAS LNG PARTNERS LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unit holders of Dynagas LNG Partners LP

We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, partners' equity, and cash flows for each of the two years  in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index as Schedule I. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynagas LNG Partners LP at December 31, 2012 and 2011, and the consolidated results of its operations and its  cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, at December 31, 2012, the Company has not complied with certain covenants included in its loan agreements with banks and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The 2012 consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
July 10, 2013

(except for Note 1, Note 10 and Note 12 as to which the date is [ ], 2013).

The foregoing report is in the form that will be signed upon the completion of the reorganization described in Note 1 and the finalization of capital accounts described in Note 10 to the financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
July 10, 2013

DYNAGAS LNG PARTNERS LP
Consolidated Balance Sheets
For the years ended December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for unit and per unit data)

	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$-
Restricted cash (Notes 2 & 7)	6,773	2,320
Trade receivables	371	497
Prepayments and other assets	105	289
Deferred charges (Note 6)	1,732	347
Total current assets	8,981	3,453

FIXED ASSETS, NET:
Vessels, net (Note 5)	466,754	480,370
Total fixed assets, net	466,754	480,370

OTHER NON CURRENT ASSETS:

Due from related party (Note 4(a))	540	540
Total assets	$476,275	$484,363

LIABILITIES AND PARTNERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 7 & 4(c))	$380,715	$285,605
Stockholders’ loan (Note 4(b))	-	116,584
Trade payables	5,040	1,236
Due to related party (Note 4(a))	3,859	22,456
Accrued liabilities and other payables	2,085	2,786
Derivative financial instruments (Note 8)	-	5,692
Unearned revenue	6,735	4,665
Total current liabilities	398,434	439,024

Deferred revenue	2,666	-
Long - Term Debt, net of current portion (Note 7)	-	-
Total non-current liabilities	2,666	-

PARTNERS' EQUITY:

Common unitholders: [ ] units issued and outstanding as at December 31, 2012 and 2011 (Note 10)	[ ]	[ ]

Subordinated unitholders: [ ] units issued and outstanding as at December 31, 2012 and 2011 (Note 10)	[ ]	[ ]

General partner: [ ] units issued and outstanding as at December 31, 2012 and 2011 (Note 10)	[ ]	[ ]

Total partners’ equity	75,175	45,339
Total liabilities and partners’ equity	$476,275	$484,363

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Income
For the years ended December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for unit and per unit data)

	2012		2011
REVENUES:
Voyage revenues		$77,498		$52,547

EXPENSES:
Voyage expenses		(2,487)		(715)
Voyage expenses-related party (Note 4(a))		(981)		(638)
Vessel operating expenses		(15,722)		(11,350)
General and administrative expenses		(278)		(54)
Management fees-related party (Note 4(a))		(2,638)		(2,529)
Depreciation (Note 5)		(13,616)		(13,579)
Dry-docking and special survey costs		(2,109)		-

Operating income		39,667		23,682

OTHER INCOME/(EXPENSES):
Interest income		1		4
Interest and finance costs (Note 6 & 11)		(9,576)		(3,977)
Loss on derivative financial instruments (Note 8)		(196)		(824)
Other, net		(60)		(65)

Total other expenses		(9,831)		(4,862)
Net Income		$29,836		$18,820
Earnings per unit, basic and diluted: (Note 12)
Common unit (basic and diluted)	$	[ ]	$	[ ]
Subordinated unit (basic and diluted)	$	[ ]	$	[ ]
General Partner unit (basic and diluted)	$	[ ]	$	[ ]

Weighted average number of units outstanding, basic and diluted: (Note 12)
Common units		[ ]		[ ]
Subordinated units		[ ]		[ ]
General Partner units		[ ]		[ ]

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Partners’ Equity
For the years ended  December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for unit and per unit data, unless otherwise stated)

	Number of Units			Partners’ Capital
	General	Common	Subordinated	General		Common		Subordinated		Total
BALANCE, December 31, 2010	[ ]	[ ]	[ ]	$	[ ]	$	[ ]	$	[ ]	$26,519
- Net income	-	-	-		[ ]		[ ]		[ ]	18,820
BALANCE, December 31, 2011	[ ]	[ ]	[ ]		[ ]		[ ]		[ ]	45,339
- Net income	-	-	-		[ ]		[ ]		[ ]	29,836
BALANCE, December 31, 2012	[ ]	[ ]	[ ]	$	[ ]	$	[ ]	$	[ ]	$75,175

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Consolidated Statements of Cash Flows
For the years ended  December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars)

	2012	2011
Cash flows from Operating Activities:
Net income:	$29,836	$18,820
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,616	13,579
Amortization and write-off of deferred financing fees	590	100
Deferred revenue	2,666	-
Change in fair value of derivative financial instruments	(5,692)	(11,256)

Changes in operating assets and liabilities:
Trade receivables	126	(322)
Prepayments and other assets	184	245
Due to related party	(18,597)	6,567
Trade payables	3,804	307
Accrued liabilities and other payables	(701)	(44)
Unearned revenue	2,070	978
Net cash provided by Operating Activities	27,902	28,974

Cash flows from Investing Activities:
Net cash used in Investing Activities	-	-

Cash flows from/ (used in) Financing Activities:
Decrease/ (increase) in restricted cash	(4,453)	16,982
Proceeds from long-term debt	220,000	-
Repayment of long-term debt	(124,890)	(22,540)
Repayment of stockholders’ loan	(116,584)	(23,416)
Payment of deferred financing fees	(1,975)	-
Net cash used in Financing Activities	(27,902)	(28,974)
Net increase (decrease) in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of the year	-	-
Cash and cash equivalents at end of the year	$-	$-

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$7,775	$3,797

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Dynagas LNG Partners LP and its wholly-owned subsidiaries as further discussed below.

Dynagas LNG Partners LP ("Dynagas Partners") was incorporated as a limited partnership on May 30, 2013 under the laws of the Republic of The Marshall Islands as part of a reorganization to acquire, directly or indirectly, the ownership interests in three vessel owning companies, Pegasus Shipholding S.A., Lance Shipping S.A. and Seacrown Maritime Ltd.

Dynagas Equity Holding Limited ("Dynagas Equity"), was incorporated on July 30, 2012, under the laws of the Republic of Liberia and its only activity is the holding of all the issued and outstanding common stock of three vessel owning companies, Pegasus Shipholding S.A. ("Pegasus") (through the ownership of all issued and outstanding common stock of Quinta Group Corp. ("Quinta"), an entity incorporated on December 8, 2011, in the Republic of Nevis), Lance Shipping S.A. ("Lance") (through the ownership of all issued and outstanding common stock of Pelta Holdings S.A. ("Pelta"), an entity incorporated on January 23, 2012, in the Republic of Nevis), and Seacrown Maritime Ltd ("Seacrown"). Dynagas Equity is wholly owned by the George Prokopiou family (George Prokopiou, his daughters Elisavet Prokopiou, Johanna Prokopiou, Marina Kalliope Prokopiou and Maria Eleni Prokopiou together the "Family").

Pegasus Shipholding S.A. ("Pegasus") was incorporated on March 18, 2004, under the laws of the Republic of The Marshall Islands. Pegasus owns and operates the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Energy which was delivered to Pegasus in March 2007. As of December 31, 2012 the Clean Energy was employed under a five year time charter agreement expiring in April 2017, with an additional extension period of at least 33 months at charterers' option.

Lance Shipping S.A. ("Lance") was incorporated on December 29, 2003, under the laws of the Republic of The Marshall Islands. Lance owns and operates the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier OB River (renamed from Clean Power in July 2012) which was built and delivered to Lance in July 2007. As of December 31, 2012, the OB River was employed under a five year time charter agreement expiring in September 2017, with an additional extension period of 180 days at charterers' option.

Seacrown Maritime Ltd. ("Seacrown") was incorporated on March 2, 2004, under the laws of the Republic of The Marshall Islands. Seacrown owns and operates the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Force which was built and delivered to Seacrown in January 2008. As of December 31, 2012 the Clean Force was employed under a three year time charter agreement expiring in October 2013. In January 2013, the charterer exercised its option to extend the duration of the charter until September 2016. The charterer has the option to extend the duration of the charter by an additional three-year term.

Dynagas Equity, Quinta, Pelta, Pegasus, Lance and Seacrown are hereinafter referred to as the predecessor companies.

On [MONTH] [DAY], 2013, the Family transferred all the issued and outstanding common stock of Dynagas Equity to Dynagas Holding Ltd ("Dynagas Holding"), a corporation established under the laws of the Republic of The Marshall Islands March 7, 2012 and wholly owned by the Family. On the same date Dynagas Holding  transferred  to Dynagas Partners its ownership interest in Dynagas Equity in exchange of [NUMBER] of Dynagas Partners' common units and all of its subordinated units. As the Family is the sole shareholder of Dynagas Holdings, and previously owned 100% of the predecessor companies, there is no change in ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and is accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Dynagas Partners, from the date of its inception have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Dynagas Partners and the predecessor companies (collectively referred to as the Company) were consolidated for all periods presented.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

The technical, administrative and commercial management of the Company's vessels is performed by Dynagas Ltd. ("Manager"), a related corporation, wholly owned by George Prokopiou, the Company's Chairman of the Board of Directors (Note 4).

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, assuming the reorganization referred to in Note 1,  took place as of the beginning of the two years presented (January 1, 2011). All intercompany balances and transactions have been eliminated upon consolidation.

(b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)
Other Comprehensive Income: The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 220, "Comprehensive Income" which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect other comprehensive income and, accordingly, for the years ended December 31, 2012 and 2011 comprehensive income was the same as net income.

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollar. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars using the balance sheet date exchange rates. Resulting gains or losses are included in Other, net in the accompanying consolidated statements of  income.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits with an original maturity of three months or less to be cash equivalents.

(f)	Restricted cash: Restricted cash comprises of minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Company's loan agreements.

(g)
Trade Receivables, net: The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. No provision for doubtful accounts has been established as of December 31, 2012 or 2011.

(h)
Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's vessels suffer insured damages or when crew medical expenses are incurred, when recovery is probable under the related insurance policies, the Company can make an estimate of the amount to be reimbursed following submission of the insurance claim and when the claim is not subject to litigation. No significant claims existed in 2012 and 2011.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(i)
Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, interest expense and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for her intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is estimated as 12% of the initial vessel cost, being approximate to vessel's light weight multiplied by the then estimated scrap price per metric ton adjusted to reflect the premium from the value of stainless steel material and represents Management's best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life). Management estimates the useful life of the Company's vessels to be 35 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(j)
Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 "Impairment or Disposals of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management's estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The Company determines undiscounted projected net operating cash flows, for each vessel and compares it to the vessel's carrying value. In developing estimates of future cash flows, the Company must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate prevailing at the time of test. An estimate is also applied to effective fleet utilization, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys) and vessels loss of hire from repositioning or other conditions. Estimates for the remaining estimated useful lives of the current fleet and scrap values are identical with those employed as part of the Company's depreciation policy. When the undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the vessel and its eventual disposition are less than her carrying amount, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 "Fair value measurements and disclosures" and are derived principally from or by corroborated or observable market data. Inputs, considered by management in determining the fair value, include independent broker's valuations and other market observable data that allow value to be determined.

As of December 31, 2012 and 2011, the Company concluded that there were no events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable and accordingly there is no impairment loss for 2012 and 2011.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(k)
Accounting for Special Survey and Dry-Docking Costs: Dry-docking and special survey costs are expensed in the period incurred. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and every two and a half years within their following useful life. Costs relating to routine repairs and maintenance are also expensed as incurred. All three vessels in the Company's fleet completed their initial scheduled special survey repairs in 2012.

(l)
Financing Costs: Costs associated with new loans including fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining new loans or refinancing existing ones are recorded as deferred charges. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees are presented in the accompanied balance sheets as deferred charges. Unamortized fees relating to loans repaid or refinanced as debt extinguishments and loan commitment fees are expensed as interest and finance costs in the period incurred in the accompanying statements of income.

(m)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Company  places  its  cash  and  cash  equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

During 2012 and 2011, charterers that individually accounted for more than 10% of the Company's revenues were as follows:

Charterer	2012	2011
A	58%	33%
B	16%	30%
C	26%	37%
	100%	100%

(n)
Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the chartering of its vessels. All vessels are chartered under time charters, where a contract is entered into for the use of a vessel for a specific period of time and at a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of the time charter. Furthermore, revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed with the residual from actually collected hire based on the time charter agreement for each period being classified as deferred revenue in the accompanying consolidated balance sheets.  Unearned revenue includes cash received prior to the balance sheet  date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and accordingly is related to revenue earned after such date.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

(o)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(p)
Earnings per unit: Basic earnings per unit are computed by dividing net income available to unitholders by the weighted average number of units outstanding during the year. Diluted earnings per unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any.  The Company had no dilutive securities outstanding during the two-year period ended December 31, 2012.

(q)
Segment reporting: The Company has determined that it operates under one reportable segment relating to its operations as it operates solely LNG vessels. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company's management does not use discrete financial information to evaluate operating results for each type of charter. Although revenue can be identified according to these type of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(r)
Fair Value Measurements: The Company adopted ASC 820, "Fair Value Measurements and Disclosures", which defines, and provides guidance as to the measurement of fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3), for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. Upon issuance of guidance on the fair value option in 2007, the Company elected not to report the then existing financial assets or liabilities at fair value that were not already reported as such.

(s)
Commitments and Contingencies: Commitments are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

(t)
Variable Interest Entities: ASC 810-10, addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Additionally, ASU 2009-17, Consolidations (Topic 810) "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance.  ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. As of December 31, 2012 and 2011, no such interests existed.

(u)
Accounting for Financial Instruments and Derivatives: The principal financial assets of the Company consist of cash and cash equivalents, restricted cash and trade receivables, net. The principal financial liabilities of the Company consist of trade payables, accrued liabilities, deferred and unearned revenue, long-term debt, and interest-rate swaps. Derivative financial instruments are used to manage risk related to fluctuations of interest rates. ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 8). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting exposure to changes in the hedged item's cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income/(Loss) and subsequently recognized in earnings when the hedged items impact earnings.

None of the Company's outstanding, during the period, derivative instruments meet those hedging criteria and, therefore, the changes in fair value are recognized as an increase or decrease in other income and expense.

(v)
Recent Accounting Pronouncements: There are no recent accounting pronouncements issued in 2012, whose adoption would have a material impact on the Company's consolidated financial statements in the current year or are expected to have a material impact in future years.

3.	Going Concern:

As of December 31, 2012 the Company was in breach of certain liquidity and restrictive covenants relating to the loan agreements discussed in Note 7.

Even though as of the date of approval of the consolidated financial statements none of the lenders have declared an event of default under the loan agreements, these breaches constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance, the Company has classified the total outstanding balance of its debt at December 31, 2012 of $380,715 (Note 7), as current liabilities and reports a working capital deficit of $389,453 at December 31, 2012.

The Company intends to enter into negotiations with its lenders to obtain waivers or to amend the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays scheduled loan installments and interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and from financing activities.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

3.	Going Concern (continued):

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

4.	Transactions with related parties:

(a)	Dynagas Limited or Ltd

Dynagas Ltd. (or the "Manager"), is a company wholly owned by Mr. George Prokopiou. The Manager has entered into a separate management agreement with each of the Shipowing Companies in order to provide technical, administrative and commercial management services to the Company in exchange for a fixed daily fee. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees are adjusted upwards by 4% until expiration of the management agreement. As of December 31, 2012 and 2011, daily management fees per vessel ranged from $2.34 to $2.43 and $2.25 to $2.34, respectively. Dynagas Limited also provides other services under this agreement for which the Company pays additional fees, including (i) a commission of 1.25% over charter-hire agreements arranged by the Manager and (ii) a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses. These agreements expired on December 31, 2012.On December 21, 2012, Pegasus, Lance and Seacrown, entered into new separate management agreements with the Manager effective from January 1, 2013 with an eight year term in exchange for a daily management fee of $2.5 per day with an annual increase of 3% and be subject to further annual increases to reflect  material unforeseen cost increases and a performance incentive fee at owners' discretion.  Dynagas Limited will continue to provide commercial services under terms similar to those of the expired agreements. The agreements will terminate automatically after a change of control of the owners and/or of the owner's ultimate parent, in which case an amount equal to the estimated remaining fees but in any case not less than for a period of at the least 36 months and not more than 60 months, will become payable to the manager.

Fees charged in 2012 and 2011 for technical and administrative services amounted to $2,638 and $2,529, respectively, and are separately reflected as Management fees-related party in the accompanying consolidated statements of income. Commissions charged in 2012 and 2011 for commercial services amounted to $981 and $638, respectively, and are separately reflected as Voyage expenses-related party in the accompanying consolidated statements of income. These amounts, totaling $3,619 and $3,167 in each of the years ended December 31, 2012 and 2011,respectively, were due to the Manager and are included in Due to related party in the accompanying consolidated balance sheets. Furthermore, $240 and $19,289 due to Dynagas Ltd as at December 31, 2012 and 2011, respectively, relating to liabilities arising out of the fleet operations (current account) are included in Due to related party in the accompanying consolidated balance sheets as well. The management agreements with the Manager, provide for an advance of $180 (three months of management fees) per vessel as security. Such  advances as of December 31, 2012 and 2011 amounted to $540 and $540, respectively, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets. Pursuant to the terms of the separate management agreements signed on December 21, 2012, the security advance payment, effective January 1, 2013, shall increase to $225 per vessel, while, in case of termination of the management agreement other than by reason of default by the Manager, the advance is not refundable.

(b)	Stockholders' Loan

On February 9, 2004, Pegasus, Lance and Seacrown entered into an unsecured, interest free credit loan facility agreement with Gregold Compania Maritima S.A a corporation controlled by certain members of the George Prokopiou family for a principal amount up to $140,000 available up to December 31, 2012. The amount of $140,000 was drawn at various dates in periods prior to December 31, 2010 and was used to partially finance the vessels' construction cost and to provide Pegasus, Lance and Seacrown working capital for general corporate purposes. Part of the loan ($23,416) was paid in 2011 and the remaining amount of $116,584 was fully paid in April 2012, using the proceeds from the loans' refinancing discussed in Note 7(a) and 7(b).

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

(c)	Cross Collateral guarantee

Reed Trading Ltd.  ("Reed"): Reed is a vessel owning company controlled by certain members of Prokopiou Family. One of the Company's lenders has registered a first priority mortgage on Reed's vessel, the Felicity, in its favor as a cross collateral guarantee on the loan obtained by Pegasus (Note 7(a)). At December 31, 2012 and 2011, there were no balances due to /from Reed.

5.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2011	$540,454	$(46,505)	$493,949
- Depreciation	-	(13,579)	(13,579)
Balance December 31, 2011	$540,454	$(60,084)	$480,370
- Depreciation	-	(13,616)	(13,616)
Balance December 31, 2012	$540,454	$(73,700)	$466,754

As of December 31, 2012, all the vessels were first priority mortgaged as collateral to secure the bank loans discussed in Note 7.

6.	Deferred Charges:

The amounts in the accompanying consolidated balance sheets represent fees paid to the lenders in relation with the bank loans discussed in Note 7 and are analyzed as follows:

Amount
Balance, January 1, 2011	$447
- Amortization	(100)
Balance, December 31, 2011	$347
- Additions	1,975
- Write-offs	(105)
- Amortization	(485)
Balance, December 31, 2012	$1,732

The amortization and write-off of financing costs is included in Interest and finance costs in the accompanying consolidated statements of  income (Note 11).

7.	Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)	Lenders	2012	2011
(a) Pegasus Shipholding S.A.	Royal Bank of Scotland	$-	$95,550
Pegasus Shipholding S.A.	Credit Suisse AG	139,500	-
(b) Lance Shipping S.A.	Royal Bank of Scotland	153,590	93,930
(c) Seacrown Maritime Ltd.	Royal Bank of Scotland	87,625	96,125

Total		$380,715	$285,605
Less current portion		$380,715	$285,605
Long-term portion		$-	$-

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

7.             Long-Term Debt (continued):

(a)
Pegasus Shipholding S.A. ("Pegasus): During the period from May 2005 to February 2007, Pegasus borrowed $129,750 to partially finance the construction cost of the Clean Energy, under a ten year term credit facility, repayable in forty equal consecutive quarterly installments of $1,800 each, plus a balloon installment of $57,750 payable together with the last installment. On January 30, 2012, Pegasus entered into a five-year term loan facility with Credit Suisse AG for $150,000 for the purpose of refinancing the then outstanding balance of the loan obtained in February 2007 and for general corporate purposes. The amount was fully drawn in March 2012. The obligations of Pegasus Shipholding S.A. under the Credit Suisse facility are secured by, among other things a cross collateralized first priority mortgage over the Clean Energy and a 2005 built panamax tanker vessel named Felicity, owned by a related vessel owning company, which also serves as a collateral (Note 4(c)). The securities relating to Felicity will be released 24 months following drawdown provided that the asset coverage ratio following such discharge and release will be at least 155% and no event of default has occurred and is continuing. The outstanding balance of the loan as of December 31, 2012, of $139,500 is repayable in seventeen equal consecutive quarterly installments of $3,500 each plus a balloon payment of $80,000 payable together with the last installment in March 2017.

(b)
Lance Shipping S.A. ("Lance"): In July 2007, Lance borrowed the amount of $123,000 to partially finance the construction cost of the Clean Power, under a ten-year term credit facility, repayable in forty equal consecutive quarterly installments of $1,710 each, plus a balloon installment of $54,600 payable together with the last installment. On February 29, 2012, Lance entered an amendatory agreement with the same bank for the purpose of refinancing the then outstanding balance of the loan obtained in July 2007. As a result of the amendatory agreement an additional principal amount of $70,000 was drawn in April 2012 for general corporate purposes, payable in twenty equal consecutive quarterly installments of $3,500, each. The outstanding balance of the loan as of December 31, 2012, of $153,590 is repayable in nineteen equal consecutive quarterly installments of $5,210 each, plus a balloon payment of $54,600 payable together with the last installment in July 2017.

(b)
Seacrown Maritime Ltd ("Seacrown"): In January 2008, Seacrown borrowed $128,000, to partially finance the construction cost of the Clean Force, under a twelve-year term credit facility. The outstanding balance of the loan as of December 31, 2012, of $87,625 is repayable in twenty nine equal consecutive quarterly installments of $2,125 each plus a balloon payment of $26,000 payable together with the last installment in January 2020.

In aggregate for all loans, the annual principal payments for the outstanding debt as of December 31, 2012 required to be made after the balance sheet date, without taking into consideration the re-classification of total outstanding debt within current liabilities following the non compliances discussed below, are as follows:

Year ending December 31,	Amount
2013	$43,340
2014	43,340
2015	43,340
2016	43,340
2017	162,230
Thereafter	45,125
$380,715

Loans bear interest at LIBOR plus a margin. The weighted average interest rate of the Company's long term debt for the years ended December 31, 2012 and 2011 was 2.3% and 1.3%, respectively.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

Total interest incurred on long-term debt for 2012 and 2011 amounted to $8,551 and $3,794,  respectively. Interest expense on long-term debt, is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income.

7.	Long-Term Debt (continued):

The above loans are secured by a first priority mortgage over the vessels, corporate guarantees, and assignments of all charters, earnings and insurances. In addition, the loan agreements impose operating and negative covenants on the lenders. These covenants may limit the Company's subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make or repay loans, (v) make investments or capital expenditures, (vi) change in the general nature of the Company's business, (vii) pay dividends to or return capital to its shareholders , (viii) enter into guarantees and (ix) undergo a change in ownership or control. The loans also contain certain financial covenants relating to the Company's financial position and operating performance including maintaining liquidity above $30,000. In addition, the Company and any other company under the same beneficial ownership or control is required to maintain an amount of no less than 10% of the total aggregate indebtedness to The Royal Bank of Scotland. In addition, all loan agreements also include a requirement for the value of the vessel secured against the related loan to be in a range of at least 125%-130%.

As of December 31, 2012 the Company was not in compliance with the minimum liquidity reserves required by the facility discussed in (b) above, certain restrictive covenants included in the three loan agreements with outstanding balances as of December 31, 2012 and the cross default provisions of one of its loan facilities. Even though as of the date of approval of the consolidated financial statements none of the lenders have declared an event of default under the loan agreements, these breaches constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of its bank debt amounting to $380,715 as current at December 31, 2012.

There is no unused line of credit or available facility as of December 31, 2012.

8.	Financial Instruments and Fair Value Measurements:

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, from time to time the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets. The carrying amounts of cash and cash equivalents, restricted cash, trade receivables and trade payables reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable. The fair value of shareholders' loan is not practicable to be estimated due to the absence of the fixed repayment terms and stated maturity. The fair value of non-current portion of amounts due from related party is not practicable to be estimated given the terms of the management agreements which provide for periodic adjustment of the working capital advance per vessel in line with the changes in the vessels' daily operating costs. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans.

As of December 31, 2011, the Company was a party to three interest rate swap agreements of $285,6 million notional amount, which do not qualify for hedge accounting and, as such, the changes in their fair values are recognized in the statement of income. The Company made quarterly payments to the counterparties based on decreasing notional amounts at fixed rates of 4.31%, 4.35% and 4.35%, respectively, net of the floating-rate payments at LIBOR due from the counterparty to the Company. The swaps matured in June, July and March 2012, respectively, and as such the fair value of derivative financial instruments as of December 31, 2012 and 2011 was nil and $5,692, respectively, and is presented under "Derivative financial instruments" within current liabilities in the accompanying consolidated balance sheets.

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

8.            Financial Instruments and Fair Value Measurements (continued):

The fair values of the Company's derivative financial instruments equate to the amount that would be paid or received by the Company if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Company's or counterparty's creditworthiness, as appropriate. The Company's derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company's derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The change in the fair value of the Company's interest rate swaps for each of the years ended December 31, 2012 and 2011 resulted in unrealized gains of $5,692 and $11,256, respectively. The settlements on the interest rate swaps for the year ended December 31, 2012 and 2011 resulted in realized losses of $5,888 and $12,080, respectively. The total of the change in fair value and settlements for the years ended December 31, 2012 and 2011 aggregate to losses of $196 and $824, respectively, and is separately reflected in Loss on derivative financial instruments in the accompanying consolidated statements of income.

9.	Commitments and Contingencies:

(a)	Long-term time charters:

The Company has entered into time charter arrangements on all of its vessels with well-known international charterers.  The minimum contractual charter revenues, based on these non-cancelable long-term time charter contracts as of December 31, 2012, gross of brokerage commissions, without taking into consideration any assumed off-hire, and considering the exercised option on January 2, 2013 for the extension of the charter party of Clean Force until September 2016 amounting to $68,224, are as analyzed below:

Year ending December 31,	Amount
2013	$80,841
2014	85,775
2015	85,775
2016	78,522
2017	31,524
$362,437

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

(b)
Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

9.	Commitments and Contingencies (continued):

(c)
Guarantees provided to related parties: On September 27, 2012 the Company's three wholly owned vessel owning subsidiaries provided guarantees to the banks financing three contracted new-building LNG carriers, the Lena River, the Clean Ocean and the Clean Planet beneficially controlled by certain members of the George Prokopiou family, to guarantee the due payment of all amounts including principal and interest payable by the borrowers during the security period, as defined in the terms of a twelve year term loan for an amount up to $465,115 expiring in January 2027. Total expected interest payable to the lender until its maturity approximates $119 million,  based on Libor at December 31, 2012. In addition, on September 28, 2012 Dynagas Equity Holding Limited provided a guarantee to the banks financing one contracted newbuilding LNG carrier, the Yenisei River, beneficially controlled by certain members of the George Prokopiou family, to guarantee the due payment of all amounts including principal and interest payable by the borrowers during the security period, as defined in the terms of a twelve year loan up to $162,000 expiring in July 2025. Total expected interest payable to the lender until its maturity approximates $35 million based on Libor at December 31, 2012. The loan agreements are secured with liens on the contracted new-building LNG carriers. Failure by the primary borrowers to service their debt requirements and comply with any provisions contained in these secured loans, including but not limited to, paying scheduled installments and complying with certain covenants, will activate the Company's obligations under the guarantees. The Company determined that is not the primary beneficiary of the entities for which a guarantee has been provided. In addition, the guarantees fall under the scope exception for initial recognition and measurement and accordingly no liability in their respect has been recognized in the accompanying 2012 consolidated balance sheet.

(d)
Technical and Commercial Management Agreement: As further disclosed in Note 4 the Company has contracted the commercial, administrative and technical management of its' vessels to Dynagas Ltd.  For the commercial services provided under this agreement the Company pays a commission of 1.25% over the charter-hire revenues arranged by the Manager. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed in Note 9, is $4,530, of which $853 relate to the Clean Force exercised option. For administrative and technical management fees the Company pays a daily management fee per vessel. Such management fee until the expiration of the agreements on December 31, 2020, adjusted for 3% inflation, is $24,361. Estimated future management fees payable over the next eight years based on existing and known vessels as at December 31, 2012,are:

Year ending December 31,	Amount
2013	$2,738
2014	2,820
2015	2,904
2016	3,000
2017	3,081
2018 and on	9,818
$24,361

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

10.	Partners' Equity:

On [   ], 2013, the Company issued i) to Dynagas Holding Ltd, [       ] common units and [        ] subordinated units, representing a 99.9% limited partner interest in the Company and ii) to Dynagas GP LLC (the "General Partner"), a company owned and controlled by Dynagas Holding Ltd, General Partner Units representing a 0.1% General Partner interest in the Company and all of its incentive distribution rights, which entitle the General Partner to increasing percentages of the cash the Company distribute; in exchange for their ownership interest in the predecessor companies.

The unit and per unit data included in the accompanying consolidated financial statements have been restated to reflect the issuance of the above units, for all periods presented. There were no distributions to the partners during the year 2012 and 2011.

11.	Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2012	2011
Interest expense (Note 7)	$8,551	$3,794
Amortization and write off of financing costs (Note 6)	590	100
Commitment fees	372	54
Other	63	29
Total	$9,576	$3,977

12.	Earnings per Unit:

The partnership agreement of the Company provides for minimum quarterly distributions of $      per unit, $      on an annualized basis to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. In general, the Company will pay any quarterly cash distributions in the following manner:

•	first, 99.9% to the holders of common units and 0.1% to the General Partner, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 99.9% to the holders of subordinated units and 0.1% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of $ ; and

third, 99.9% to all unitholders, pro rata, and 0.1% to the General Partner, until each unit has received an aggregate distribution of $

There were no distributions to the partners during the years 2012 and 2011.

The calculations of the basic and diluted earnings per unit are presented below:

Year ended December 31, 2012

DYNAGAS LNG PARTNERS LP
Notes to the Consolidated Financial Statements
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

Unitholders
	General Partner		Common		Subordinated
Net income	$	[ ]	$	[ ]	$	[ ]
Earnings per unit basic and diluted	$	[ ]	$	[ ]	$	[ ]
Weighted average number of units outstanding, basic and diluted	[ ]		[ ]		[ ]

Year ended December 31, 2011
Unitholders
	General Partner		Common		Subordinated
Net income	$	[ ]	$	[ ]	$	[ ]
Earnings per unit basic and diluted	$	[ ]	$	[ ]	$	[ ]
Weighted average number of units outstanding, basic and diluted	[ ]		[_]		[ ]

13.	Taxes:

Effective January 1, 2013 onwards, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies are subject to Greek tonnage tax, under the laws of the Greek Republic . The Company's vessel's technical manager, Dynagas Ltd an affiliate (Note 4(a)) which is established in Greece under Greek Law 89/67 is responsible for the filling and payment of the respective tonnage tax on behalf the Company. The tonnage taxes are expected to amount to approximately $96 in 2013 and will be recorded within Vessel operating expenses in the 2013 consolidated statement of income.

Under the laws of Marshall Islands, Liberia and Nevis, place of incorporation and of the Company's subsidiaries, the Company is not subject to tax on its international shipping income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and exempts the type of income earned by the vessel owing Company and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).  Additionally, the Company must meet all of the documentation requirements as outlined in the regulations.

The Company and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2012 and 2011 taxable years, and the Company takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source Shipping Income, the Company would be subject to U.S. federal income tax approximately nil and $31, for 2012 and 2011 respectively.

14.	Subsequent Events:

Subsequent to December 31, 2012, the company paid regular loan installments amounting to $21.7million in total.

Schedule I- Condensed Financial Information of
DYNAGAS LNG PARTNERS LP (Parent Company Only)
Balance Sheets
For the years ended December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for unit and per unit data)

	2012	2011
ASSETS
CURRENT ASSETS:
Total current assets	-	-

NON CURRENT ASSETS:
Investments in subsidiaries*	75,175	45,339
Total non-current assets	75,175	45,339

Total assets	$75,175	$45,339

LIABILITIES AND PARTNERS' EQUITY

CURRENT LIABILITIES:
Total current liabilities	-	-

Total non-current liabilities	-	-

PARTNERS' EQUITY:
Total partners' equity	75,175	45,339
Total liabilities and partners' equity	$75,175	$45,339

* Eliminated in consolidation

Schedule I- Condensed Financial Information of
DYNAGAS LNG PARTNERS LP (Parent Company Only)
Statements of Income
For the years ended December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for unit and per unit data)

	2012		2011

Operating income		-		-

Equity in earnings of subsidiaries*		29,836		18,820

Net Income		$29,836		$18,820
Earnings per unit, basic and diluted	$	[ ]	$	[ ]

Weighted average number of units, basic and diluted		[ ]		[ ]

* Eliminated in consolidation

Schedule I- Condensed Financial Information of
DYNAGAS LNG PARTNERS LP (Parent Company Only)
Statements of Cash Flows
December 31, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

	2012	2011
Cash flows from Operating Activities:
Net cash provided by Operating Activities	-	-

Cash flows from Investing Activities:
Net cash used in Investing Activities	-	-

Cash flows from/ (used in) Financing Activities:
Net cash used in Financing Activities	-	-
Net increase (decrease) in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of the year	-	-
Cash and cash equivalents at end of the year	$-	$-

Schedule I- Condensed Financial Information of Dynagas LNG Partners LP (Parent Company Only)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2011 and 2012, did not receive cash dividends from its subsidiaries.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.

APPENDIX A

FORM OF FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF
DYNAGAS PARTNERS LP

A-1

Dynagas LNG Partners LP

           Common Units

Representing Limited Partner Interests

$            per common unit

Through and including             , 2013 (25 days after the commencement of the offering), federal securities law may require all dealers that buy, sell or trade our common units, whether or not participating in this offering, to deliver a prospectus.  This requirement is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.   Indemnification of Officers and Directors

The section of the prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the General Partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is made to the Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement in which Dynagas LNG Partners LP and its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7.   Recent Sales of Unregistered Securities.

On                  , 2013, in connection with our formation, we issued to (a) Dynagas Holding Ltd., our Sponsor,       common units and all of our subordinated units, representing a 99.9% limited partner interest in us and (b) Dynagas GP LLC, our General Partner, a company related to our Sponsor, General Partner Units representing a 0.1% General Partner interest in us and all of our incentive distribution rights in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 8.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1	Certificate of Limited Partnership of Dynagas LNG Partners LP
3.2*	Form of Limited Partnership Agreement of Dynagas LNG Partners LP
3.3	Certificate of Formation of Dynagas GP LLC
3.4*	Form of Limited Liability Company Agreement of Dynagas GP LLC
3.5	Certificate of Limited Partnership Agreement of Dynagas Operating LP
3.6*	Form of Limited Partnership Agreement of Dynagas Operating LP
3.7	Certificate of Formation of Dynagas Operating GP LLC
3.8*	Form of Limited Liability Company Agreement of Dynagas Operating GP LLC
5.1*	Opinion of Seward & Kissel LLP as to the legality of the securities being registered
8.1*	Opinion of Seward & Kissel LLP with respect to certain U.S. tax matters
10.1*	Amended and Restated $128 Million Clean Force Credit Facility
10.2*	Amended and Restated $129.75 Million Clean Energy Credit Facility
10.3*	Amended and Restated $150 Million Clean Energy Credit Facility
10.4*	Amended and Restated $193 Million OB River Credit Facility
10.5*	Form of Management Agreement
10.6*	Omnibus Agreement
10.7*	Equity Incentive Plan
21.1*	List of Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Drewry Shipping Consultants, Ltd.
23.3*	Consent of Seward & Kissel LLP (included in its opinion filed as Exhibit 5.1)
24.1**	Powers of Attorney

*           To be filed by amendment
**           Contained on the signature page hereto.

Item 9.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-1

The undersigned Registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The registrant undertakes to provide to the limited partners the financial statements required by Form 20-F for the first full fiscal year of operations of the partnership.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Greece, on the         day of                2013.

DYNAGAS LNG PARTNERS LP

By:	DYNAGAS GP LLC, its General Partner

	By:	Dynagas Holding Ltd., its sole member

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary J. Wolfe and Robert E. Lustrin, or either of them, with full power to act alone, his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                                    , 2013 in the capacities indicated.

Signature	Title

Authorized Representative in the United States

Pursuant to the requirement of the Securities Act of 1933, as amended, the undersigned, the duly undersigned representative in the United States of Dynagas LNG Partners LP has signed this registration statement in the City of                           , State of                            , on                                               , 2013.

By:
Name:
Title: